Form 20-F/A
CONSOLIDATED NEVADA GOLDFIELDS CORP
filed 1997-06-20
CIK 812356

PRESIDENT'S MESSAGE

Nineteen ninety-six was a year of significant activity, expansion, and evolution for Consolidated Nevada Goldfields Corporation (CNGC) - your Company. A major undertaking culminated in October with the acquisition of the Grupo Real del Monte, S.A. de C.V. Subsidiaries (GRDM Subsidiaries), which included four mining properties in several mineral-rich areas of Mexico.
Subsequent  to  this
major acquisition CNGC's fiscal year was changed to coincide with the calendar year. This report, therefore, covers the six-month period ending December 31, 1996.

Shortly   after  the  acquisition,  CNGC's  organizational
structure was
reconfigured and the management team greatly strengthened. Several key executive personnel were appointed including Chaun Cadwell as Senior Vice President and Chief Operating Officer, Julian Chavira as Director General of Mexican Operations, and Paul Blair as Vice President of U.S. Operations. These mining professionals have proven track records and decades of successful operating experience. In concert with CNGC's family of more than 1,300 employees, they form a team dedicated to growing Consolidated Nevada Goldfields into a much larger and profitable mining company.

MEXICAN OPERATIONS

Four   mining  operations  were  included  with  the
acquisition of GRDM Subsidiaries: the Pachuca silver and gold mine, the El Baztan copper mine, the Magistral del Oro gold tailings-reprocessing operation, and the Barita de Sonora barite mine. Total production at these operations during the period included 311,966 ounces of silver, 4,048 ounces of gold, 1,146,402 pounds of copper and 17,829 tonnes of barite.

Pachuca, located in the south-central part of the state of Hidalgo, has been in continuous operation since Mexican colonial times. Over its life, the mine has produced 1.2 billion ounces of silver and over six million ounces of gold. Ore production is steadily increasing and plans call for achieving annual production rates of six million ounces of silver and 30,000 ounces of gold by mid-to-late 1998. Pachuca is at the heart of one of the world's most well-known mining districts, which CNGC now owns in its
entirety.   The Pachuca District has enormous potential for
new discoveries and increased production.

El  Baztan, in the state of Michocan southeast of Mexico
City, is a 450tonne-per-day copper mine. Veins and scarns are mined underground at grades averaging 1.8 percent copper with gold credits. There is excellent potential on our 44,122-hectares land position to expand operations and to increase the reserve life of Baztan beyond its current level of eight years.

Magistral del Oro is a gold-tailings reprocessing operation in the state of Durango.
The  operation
has recently experienced metallurgical  problems
with its tailings reprocessing and has been shut down pending results of ongoing metallurgical testing. CNGC controls the majority of the district at Magistral del Oro and has identified a number of gold-bearing veins and breccia pipes which the Company plans to explore.
Barita de Sonora, located near Hermosillo in the state of Sonora, mines and sells high-quality barite to the petroleum drilling industry. The mine has more than 4 million tonnes of reserve and increased activity in the petroleum sector may allow this operation to
substantially  increase production.   Recent drilling has
identified new near-surface, high-quality reserves.


U.S. OPERATIONS

Gold production during the six months ending December 31, 1996, was 13,265 ounces at Nixon Fork and 5,348 ounces at Aurora for a total of 18,613 ounces.

Nixon Fork experienced problems with equipment failures which slowed development of the access ramp at the Crystal/Garnet mine and prevented the operation from achieving full production by year end. These problems have been corrected and the mine is expected to reach full production of 145 tonnes of high-grade gold ore per day in June 1997. In-mine exploration during 1996 extended the Nixon Fork reserves by approximately 85,000 ounces of gold. Further in-mine exploration as well as district exploration programs will be carried out during the summer of 1997. The Company believes these programs have a high probability of adding significantly to the district's reserves.

The Aurora management team completed a pre-feasibility study early in 1997 for the development of the Martinez orebody. The study concluded that project reserves could be significantly increased by mining the Martinez. The Company announced plans to acquire the neighboring West Humboldt orebody from Electra Gold, Ltd., subject to completion of due diligence and regulatory approval. The potential addition of these orebodies would allow the Aurora operation to continue through at least the year 2002.


FINANCIAL

The Company reported a net loss for the six months ended December 31, 1996 of $10,991,000 on revenues of $11,423,000. Included in the net loss are non-cash items including the write-off of $242,000 for a gold hedging program which had been terminated in the previous year and
$3,756,000  in depreciation,   depletion   and  amortization
from   mining   operations. Additionally, an impairment
charge of $113,000 is reflected from the write down of the remaining net book value of plant and equipment at the Barite Hill mine. The Company incurred increased production costs as a result of the acquisition of the subsidiaries of Grupo Real del Monte, S.A. de C.V., which was an instrumental acquisition in increasing revenue $4,454,000 for the six month period.

On October 10, 1996, the Company strengthened its financial position through the completion of a financing directly related to the Mexican acquisition, in the process issuing 22,493,570 special warrants for gross proceeds of $19,963,000. The special warrants are comprised of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to purchase one common share at Cdn$1.30 up to the first anniversary of the closing of the offering. The Company also issued 52,290,091 common shares to the mines' former owners, Grupo Real del Monte, S.A. de C.V. and certain of its shareholders. On March 24, 1997 the Company entered into loan agreements with two shareholders of the Company, Caithness Resources, Inc. and Grupo Acerero del Norte, S.A. de C.V. to lend the Company $585,000 and $3,000,000, respectively. The proceeds from the financings have been, and are, to be used for operational improvements to the various mines and for general working capital purposes.

On  May 5, 1997, the Company received a commitment from
Standard New  York,
Inc. and Standard Bank London Limited (Standard) to make available $45,000,000 in credit facilities for the restructuring of the Company's existing bank debt and the provision of a comprehensive hedging facility. The commitment is subject to satisfactory completion of legal and engineering due diligence reviews of the Company's six operating mines and negotiation of definitive documentation. The commitment would provide $30,000,000 in term debt to be repaid over five years and bear interest at LIBOR plus 2.25 percent. The credit facility would provide a $15,000,000 credit facility to underpin a 400,000 gold equivalent ounce hedging facility. The proceeds from the term debt are to be used to refinance the Company's existing high-interest Mexican bank debt and the Company's remaining balance on its gold loan and for general working capital purposes.
In April 1997, Geoffrey Hoyl resigned as President and Chief Executive Officer of CNGC. During Mr. Hoyl's tenure with the Company, the Nixon Fork property in Alaska as well as the four operating mines in Mexico were acquired. His contributions to the Company's success will long be remembered and his skills and enthusiasm will be
missed.   He  will  be involved with the Company for an
indefinite period as Special Consultant to the President.

Management anticipates that 1997 will be a positive year for the Company's operations and continuing development.
Our prestigious international portfolio of mining properties provides a solid foundation for potential growth, both short-term and long-term. On behalf of the entire management team, I extend our sincere thanks you and all of our shareholders for your continued support as we strive to reach our corporate goals.

Sincerely,



Alex Bissett
President and Chief
  Executive Officer
FORM 20-F/A REGISTRATION OF SECURITIES OF FOREIGN PRIVATE
   ISSUERS PURSUANT TO SECTION 12(b) OR (g) AND ANNUAL AND
   TRANSITION REPORTS PURSUANT TO
                            SECTION 13 AND 15(d)

                         UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549
                          FORM 20-F/A
(Mark One)

     REGISTRATION  STATEMENT  PURSUANT TO  SECTION  12(b)  OR
     (g)  OF  THE SECURITIES EXCHANGE ACT OF 1934 [FEE
     REQUIRED]
                               OR
     ANNUAL  REPORT  PURSUANT  TO SECTION 13 OR  15(d)  OF  THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended .......
                               OR
X   TRANSITION  REPORT PURSUANT TO SECTION 13 OR 15(d) OF  THE
                          SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For  the  transition  period from ...July 1, 1996
     .....to.....December 31, 1996...

Commission file number O-15577

           CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
     (Exact name of Registrant as specified in its charter)

                        (Not Applicable)
        (Translation of Registrant's name
into English)
                  CANADA (Federal
        Corporation) (Jurisdiction of
        incorporation or organization)
       1801 BROADWAY, SUITE 1620, DENVER,
            COLORADO 80202 (Address of
            principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: (Not Applicable)
Securities registered or to be registered pursuant to Section 12(g) of the Act: COMMON SHARES
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: (Not Applicable)
As of December 31, 1996, there were 129,837,400 common shares outstanding.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
     Yes ..X.. No .....
Indicate by check mark which financial statement item the registrant has elected to follow:
     Item 17 ..X..  Item 18 .....
                               TABLE OF CONTENTS
ITEM        OF       FORM       20-F/A       December       31,
1996
Page

PART I:

  Item 1.                                 Description of

Business     1

  Item 2.                                Description of

Property  6

  Item 3.                                      Legal

Proceedings  42

  Item 4.                                  Control of

Registrant  42

  Item 5.                               Nature of

Trading Market  44

        Item
6.
        Exchange Controls and Other Limitations Affecting
        Security  Holders 45

  Item 7.
Taxation  45

  Item 8.                                Selected Financial
Data  46

         Item 9.
         Management's Discussion and Analysis of Financial
         Condition and Results of
         Operations........................................47

  Item
10.
  Directors and Officers of Registrant
63

  Item
11.
  Compensation of Directors and Officers
67

        Item                                                            12.
        Options  to  Purchase  Securities from Registrant  or
        Subsidiaries 67

        Item                                                            13.
        Interest of Management in Certain Transactions
69

PART II:

                                   Item                                 14.
Description of Securities to be Registered
71

PART III:

                                   Item                                 15.
Defaults Upon Senior Securities
71

         Item                                                           16.
         Changes  in  Securities  and Changes in  Security  for
         Registered Securities
         71

PART IV:

  Item                                                                  17.
  Financial Statements
72

                                   Item                                 18.
Financial Statements
72

  Item                                                                  19.
  Financial Statements and Exhibits
74

The   following  discussion  of  Consolidated  Nevada
Goldfields Corporation's  business and properties includes
"forward  looking statements"  within the meaning of Section
21E of the  Securities
Exchange Act of 1934, as amended, and is subject to the safe harbor created by that section.
Factors that realistically could cause results to differ materially from those projected in the forward looking statements are set forth here in "Description of Properties" and "Future
Operations" and "Environmental  Matters and
Governmental Regulations" as found in Item 9 of this Form 20F/A.

All  monetary  amounts stated herein are in U.S.
Dollars  unless otherwise indicated.

PART I:

Item 1:   DESCRIPTION OF BUSINESS

Consolidated  Nevada  Goldfields Corporation  (the
Company)  was incorporated  in  May  1984  in
British  Columbia,  Canada,  and continued  under
the  Canada  Business  Corporations  Act  as  a
Canadian  federal  corporation  in  April  1989.
The  Company's charter is perpetual.  Since its
inception, the Company has  been in  the  business of
exploring for, acquiring, developing, mining and
processing precious metals and other mineral
products.                          The
Company's primary source of revenue prior to the acquisition of certain subsidiaries of Grupo Real del Monte, S.A. de C.V. (GRDM Subsidiaries), as described below, has been from the sale of gold produced and sold in the United States.
Subsequent  to  the acquisition  of  the  GRDM
Subsidiaries, the Company's primary source of revenue is from the sale of precious metals and mineral products produced and sold in the United
States and Mexico.

The  Company  has operated through wholly owned
subsidiaries  and
joint  ventures  with  other entities.   The
Company's  principal wholly  owned operating
subsidiary in the United States is Nevada Goldfields,
Inc.  (Nevada  Goldfields),  a  Nevada  corporation.
Nevada  Goldfields  wholly owns Aurora Consolidated
Mines,  Inc. (Aurora), which holds the Company's
interests in the Aurora  mine and  nearby  claims  in
Nevada; Nixon Fork  Mining,  Inc.  (Nixon Fork),
which holds the Company's interest in the Nixon Fork
mine in  Alaska;  Gwalia  (USA) Ltd. (Barite Hill),
which  holds  the Company's  interest  in the Barite
Hill mine in  South  Carolina; Empire  Consolidated
Mines,  Inc.  (Empire),  which  holds                 the
Company's   interest   in  the  Empire  Project;
and   Kingston Consolidated  Mines  Inc. (Kingston),
which  held  the  Company's interest in the Kingston
mine.  The Barite Hill mine is presently undergoing
reclamation.   Nevada  Goldfields  also               holds   the
Company's   interest  in  certain  additional
exploration-stage properties. All of the Company's properties in the United States are operated by Nevada Goldfields.

On  June  28,  1996, a Share Purchase Agreement
(Agreement) was signed with Grupo Real del Monte, S.A. de C.V. (GRDM) and Grupo Acerero del Norte,
S.A.  de C.V. (GAN)  to  acquire  the  GRDM
Subsidiaries. The Agreement was placed into escrow, the release of which was subject to the Company entering an underwriting agreement for the sale of common shares with gross proceeds of at least $20 million. On October 10, 1996, the Company completed an equity offering meeting the minimum equity requirements specified in the Agreement. Closing of the offering occurred concurrently with the closing of the acquisition of the GRDM Subsidiaries. The
GRDM Subsidiaries own and operate four mines located in Mexico. The operating mines include:
Compania de Real del  Monte y Pachuca, S.A. de C.V.
(Pachuca), an underground silver and gold mine;
Compania  Minera El Baztan, S.A. de C.V. (El
Baztan),  an underground copper mine; Barita de
Sonora, S.A de C.V. (Barita), an open-pit barite mine; and Compania Minera Magistral del Oro, S.A. de
C.V. (Magistral), a gold-tailings reprocessing operation.

Pursuant to the acquisition as set forth in the Agreement, the Company acquired 100 percent of all the issued and outstanding shares of each of the GRDM Subsidiaries except for Sonobar S.A. de C.V.
(Sonobar), Barita and Baroid, S.A.  de  C.V.
(Baroid), which are partially owned. The following is a summary of corporate information relating to the GRDM Subsidiaries.

Pachuca was incorporated on April 27, 1852, in Pachuca, Hidalgo. Pachuca is engaged in the exploration for and exploitation of gold and silver mineral deposits. El Baztan was incorporated on August 24, 1956, in Mexico City, Federal District.
El Baztan is engaged in the exploration for and exploitation of copper ore deposits. Grupo Barita was incorporated on September 3, 1990, in Mexico
City, Federal District. Grupo Barita is a holding company which controls and holds equity interests in mining companies engaged in the exploitation and commercialization of barite.

Barita  was  incorporated on August 14,  1979,  in
Mexico  City, Federal  District.   Barita, a
subsidiary  of  Grupo  Barita,  is primarily  engaged
in the exploration for  and  exploitation  of barite
ore  deposits.   Sonobar was incorporated  on  March
22, 1993,  in Mexico City, Federal District.  Sonobar
is a subsidiary of  Grupo  Barita  and  is  dedicated
to  the  construction  and operation of facilities
for the grinding and processing of barite and
bentonite,  the  provision  of  perforation  and
extraction services in the oil and gas industries,
and the commercialization of   related   products.
Baroid  S.A.  de  C.V.  (Baroid)                      was
incorporated on March 22, 1993, in Mexico City,
Federal District. Baroid is 49-percent owned by Grupo
Barita and is engaged in  the manufacture  and
commercialization of muds for the  perforation,
exploration  and exploitation of oil wells.  Grupo
Nova  Hispania S.A.  de C.V. (Nova Hispania) was
incorporated on August 8, 1990, in  Mexico  City,
Federal District.  Nova Hispania is  a  holding
company  which controls Magistral, which is engaged
primarily  in the exploitation   and  treatment  of
gold-bearing   tailings.
Magistral  was incorporated on August 14, 1979, in
Mexico  City, Federal District.  Magistral is a
subsidiary of Nova Hispania and is  primarily
engaged  in  the  exploitation  and  treatment  of
gold-bearing  tailings as noted above.  Real del
Monte  Orfebres, S.A.  de  C.V. (Orfebres) was
incorporated on June  9,  1992,  in Mexico  City,
Federal District, Mexico.  Orfebres is  engaged  in
the  manufacture and commercialization of all types
of silver and silver plated goods.  Loreto Plateado
Fino, S.A. de C.V. (Loreto) was  incorporated  on
January 27,  1993,  in  Pachuca,  Hidalgo, Mexico.
Loreto  is  mostly  engaged  in  the  manufacture
and commercialization of metallurgical products
containing silver and silver  plate. Servicios
Corporativos was incorporated on  August 8,  1990,
in  Pachuca,  Hidalgo.  Servicios  Corporativos  is
a subsidiary of   Pachuca   and   provides
administrative   and
organizational services to various companies and
labor, material, technical   and  financial  services
to  affiliated   companies. Servicios  Corporativos
renders administrative  services  to  the other GRDM
Subsidiaries.

The following chart sets forth names of the subsidiaries and significant associated companies of the Company, their respective jurisdictions of incorporation, and the Company's percentage voting equity interest therein. Unless otherwise indicated herein, the term "the Company" means collectively
Consolidated Nevada Goldfields Corporation and its subsidiaries and their respective predecessors.

                  Consolidated Nevada Goldfields
                              Corporation (Canadian
                              Federal)
                                      |
                                     100%
                            Nevada Goldfields Inc.
                          (USA-Nevada)
                                |

_________________________________________________________________
______ ________________________________
      |              |              |           |            |
             100%            100%            100%
100%
100%
      Aurora Consolidated      Nixon Fork Mining, Inc.
Gwalia (USA)
Ltd.         Empire Consolidated Kingston Consolidated
Mines
Inc.                  Nixon       Fork
Barite       Hill
Mines Inc. 3% NSR   Mines Inc. Closed
               Aurora                (USA-Delaware)
Mined-out
(USA-Delaware)      (USA-Nevada)
(USA-Nevada)                       (USA-Delaware)















United States Operations
The  Company  has operated four mines in the United
States  since 1987  and  has produced over 296,600
ounces of gold  and  557,800 ounces of silver.
The  Company  purchased the Nixon Fork mine  on  June
30,  1993. Development  of  the underground mine and
gravity/flotation  mill was  completed  and
production began in October 1995.   The  mine
produced  47,408 ounces of gold and milled over
40,362 tonnes  of ore  from October 1995 to December
31, 1996.  As of December  31, 1996,  Nixon Fork had
proven and probable ore reserves of 155,756 ounces
of  gold in 121,375 tonnes at a grade of 39.91  grams
of gold per tonne.
The  Aurora mine began production in December 1987
and has milled over  817,100 tonnes of ore.  Aurora
has produced 112,418  ounces of  gold  and  228,600
ounces of silver from  December  1987  to December
31, 1996.  As of December 31, 1996, Aurora  had
proven and  probable  ore reserves of 26,089 ounces
of gold  in  191,228 tonnes at a grade of 4.24 grams
of gold per tonne.
The  Company acquired the Barite Hill mine in April
1991 and  the property commenced production in July
1991.  During 1994,  mining ceased  at Barite Hill
and the Company discontinued stacking  ore on the
heap leach pads.  The Company began reclamation
activities at  Barite Hill in the second quarter of
fiscal 1995 and plans to substantially complete
reclamation during 1997.
The  Company discontinued operations at the Kingston
mine in 1989 and completed all reclamation as of June
30, 1995.
Mexico Operations
Pursuant  to  the acquisition of GRDM Subsidiaries,
the  Company obtained,  among other things, three
operating mines, a  tailings reprocessing operation,
and certain exploration stage properties, all of
which are located in Mexico.
The  Company's  main interests in Mexico are in the
Pachuca-Real del  Monte district.  Silver and gold
have been produced from the district   for   over
465  years,  with  total   production   of
approximately 1.3 billion ounces of silver and 6.2
million ounces of  gold.  The mines in the district
were originally acquired  by GRDM  in 1990.  These
mineral properties are held by Pachuca  and its
subsidiaries.  As of December 31, 1996,  the  mines
in  the district  had  proven  and probable ore
reserves  of  51,408,822 ounces  of silver in
5,510,317 tonnes at a grade of 290.18  grams of
silver  per  tonne, and 239,760 ounces of gold  in
5,510,317 tonnes at a grade of 1.35 grams of gold per
tonne.
Magistral reprocesses tailings from old workings by
heap leaching for  gold  recovery  in  a  two-stage
feasibility  study.   These mineral properties are
held by Nova Hispania and its wholly owned direct
subsidiary Magistral.  As of December 31, 1996,
Magistral had  proven  and probable reserves of
137,943 ounces of  gold  in 1,670,112  tonnes  at a
grade of 2.57 grams  of  gold  per  tonne contained
in tailings.
El  Baztan operates two underground mines, the Vista
Hermosa  and the El Arroyo.  Ore is mined underground
and processed from skarn and   vein  deposits  and
is  processed  to  produce  a   copper concentrate
containing by-product gold. As of December 31, 1996, El Baztan had proven and probable reserves of 38,346,881 pounds of copper in 924,109 tonnes at a grade of 1.88 percent of copper per tonne.

Barita  operates several small open-pit mines, a
crushing  plant, and two separate processing circuits
producing barite for sale to the  petroleum  industry
for use  in  drilling  fluids.   As  of December  31,
1996, Barita had proven and probable reserves of 4,703,295 tonnes of barite with 51,440 tonnes at a specific gravity of >4.22 and 4,651,855 tonnes of barite at a specific gravity of <4.22.

Recent Developments

In  March  1996,  the Company entered into a detailed
letter  of intent  with GRDM and GAN to acquire the
GRDM Subsidiaries.                                            The
letter  of  intent has been superseded by a Agreement
signed  on June 28, 1996.  The Agreement was placed
into escrow, the release of   which  subject  to  the
Company entering an underwriting agreement for the sale of common shares with gross proceeds of at least
$20 million.

Under  the  terms of the Agreement, the Company
issued 52,290,091 common  shares  to  GRDM   and
certain  of  its  shareholders  in exchange  for  all
of  the  outstanding  shares  of   the   GRDM
Subsidiaries.  In addition, the Company granted GAN a
12-percent royalty  interest in the net profits from
the GRDM  Subsidiaries, with  a  minimum  amount of
$500,000 being payable  annually  and credited
towards  the amounts payable under  the  royalty.             The
maximum amount payable under the royalty is $5,000,000. GRDM has the right to nominate, but not appoint, one-half of the number of members of the Board of Directors of the Company so long as it holds more than 30 percent of the Company's common shares. The
Company has accounted for the transaction under the purchase method of accounting.

On October 10, 1996, the Company completed an equity
offering and received gross proceeds of
Cdn$26,992,284 ($19,963,493) from  the issuance  of
22,493,570 special warrants at a price of  Cdn$1.20
per  special  warrant.  The special warrants were
exercised  into separate units, each unit consisting
of one common share and onehalf  common share
purchase warrant.  Each whole purchase warrant
entitles  the holder to purchase one common share at
Cdn$1.30  up to  the  first  anniversary of the
closing of the offering.                                      The
Company also issued 500,000 non-assignable underwriters' warrants in connection with the offering, each of which entitles the holder thereof upon payment of Cdn$1.25 to acquire one common share and one-half of one common share purchase warrant on or before October 10, 1998.
Closing of the offering occurred concurrently with the closing of the acquisition of the GRDM
Subsidiaries.

In November and December 1995, the Company issued an
aggregate of 7,920,000  units  at  Cdn$1.20 per unit
for  total  proceeds  of Cdn$9,504,000  ($6,982,000).
Each  unit  was  comprised  of  one common  share
and one-half common share purchase warrant.   Each
common share purchase warrant entitled the holder to
acquire  one common share at Cdn$1.50 per share
before February 28, 1997.                                      No
common share purchase warrants were exercised prior to their expiration.

In connection with the issuance of the units in December 1995, the terms of the Company's 3-percent convertible subordinated debentures were amended to extend the maturity two years to March
1999, in exchange for reducing the conversion price to Cdn$1.20. As of December 31, 1996, Cdn$5,400,000
($3,821,000) of 3-percent convertible subordinated debentures have been converted into 4,500,000 common shares.

On   July  6,  1995,  the  Company  issued  2,100,000
cumulative preferential  convertible 7-percent
Preference Shares,  Series  2 (Series  2 Preference
Shares).  The issue price was Cdn$1.00  and resulted
in proceeds to the Company of $1.6 million.  The
shares earned  a cumulative preferential 7-percent
cash dividend payable semi-annually beginning
December 31, 1995, were redeemable at the issue
price  on December 31, 1996, and were convertible  at
the option  of  the  holders to 0.532 fully paid  and
non-assessable common shares for each Series 2
Preference Share, without further consideration from
the holder.  On December 31, 1996, the Company
redeemed the preference shares for Cdn$2,100,000
($1,532,000).
Item 2:   DESCRIPTION OF PROPERTY
The   following  are  descriptions  of  the
Company's  principal
operating   and   exploration   properties   held
through                                                       its
subsidiaries.

United States Operations

(i)  The Nixon Fork Mine

General

The Nixon Fork mine is a high-grade underground
deposit in a gold mining  district 28 miles east of
McGrath, Alaska.   Over  60,000 feet of core drilling
had been completed on the property when  it was
acquired by the Company.  The Company completed an
additional 25,000  feet  of  diamond  drilling
during  fiscal  1995.                                        Mine
development  and mill construction was completed in
October  1995 and  the  mine  has  been in production
since that  time.   Since production began in October
1995, 42,126 tonnes of ore have been mined with 47,408 ounces of gold produced through December 31, 1996. As of December 31, 1996, the remaining proven and probable reserves were 121,375 tonnes at a grade of 39.91 grams per tonne containing 155,756 ounces of gold.

The  property consists of 110 unpatented federal lode
and  placer claims  and  48  unpatented state claims,
which are  all  leased. The  Company  owns 58
unpatented state claims.   Production  from these
claims  is  subject  to  a 5-percent  net  smelter
return royalty.  The project site includes land
administered by the U.S. Bureau  of  Land Management,
the State of Alaska,  and  by  Doyon Limited,  a
native corporation which obtained title to  the  land
under  the Alaska Native Claims Settlement Act.  In
addition,  if the  Company produces more than 200,000
ounces of gold  from  the property,  Nixon Fork Joint
Venture, the original  owner  of  the property and
from whom the Company acquired the property,  is  to
receive  a  3-percent  net  smelter  royalty.   As
part of the acquisition, the Company must pay a maximum $500,000 payment to Battle Mountain
Exploration in the form of 1 percent of the gross value of the product removed from the property. As part of the bank financing completed during fiscal
1995, the Company also granted a 1.5-percent net smelter royalty to Internationale Nederlanden
(U.S.) Capital Corporation (ING).

In  November 1995, the Company completed a long-term
mining  and exploration lease on 46,000 acres of land
adjacent to  its  Nixon Fork  mine  (Doyon Leasehold)
in the Kuskokwin gold  trend  which contains the
Company's Nixon Fork mine.  The lease has an initial
term  of  25  years and can be extended thereafter if
production from  the  property continues.  Doyon
Limited will receive  a  1percent  net smelter
royalty from the entire property until  such time  as
500,000 ounces of gold have been produced from the
Doyon Leasehold, at which time the production from
the Doyon  Leasehold will  carry a 5-percent net
smelter royalty.  Doyon Limited  will
receive  $4,000,000  payable one-third in  the
Company's  common shares  and two-thirds in cash.
The payments are made  in  three annual
installments, each comprised of 536,684 common shares
of the Company and $888,889 in cash.  The first
payment was made  in November 1995 upon completion of
the transaction and the  Company made  the  second
payment in December 1996.    The  Company  has
fulfilled its obligation to make exploration
expenditures on  the Doyon  Leasehold of $500,000
during the first year of  the  lease and is obligated
to spend $150,000 per year thereafter.
Access
Access to the property is by DC-6 and Hercules-size
aircraft to a 4,300-foot airstrip or via a winter
road from McGrath or  Medfra. Barges operate on the
Kuskokwim River to Medfra which is 10 miles from  the
property by winter road.  Daily commercial flights
to McGrath are available from Anchorage located 220
miles southeast.
Geology
The Nixon Fork deposits are high-grade gold-copper
bearing skarns occurring  along the contact between
Paleozoic limestones  and  a Tertiary  quartz
monzonite intrusion.  To date,  five  areas  of
mineralization  have  been  drilled in  detail;  the
High  Grade Recreation,  Mystery, Crystal/Garnet,
Southern  Cross  and  J5-A. These  areas are located
generally adjacent to each other over  a 1,500-foot
interval  and each contains  several  ore  shoots  in
proximity  to the contact between quartz monzonite
and  carbonate rocks.
Individual  ore shoots vary up to 300 feet in strike
length,  200 feet  in  dip  length, and are up to 25
feet thick.   Ore  shoots generally  strike
northeasterly and dip steeply to the southeast,
paralleling  the contact between quartz monzonite
and  carbonate rocks.
Ore Reserves
The  Company  calculates proven and probable ore
reserves  using standard  cross-sectional methods
developed by  Derry,  Michener, Booth & Wahl, Inc.
(DMBW) in October 1993.  Tonnage factors  vary from
12.7 cubic feet per ton for oxidized ore to 10.9
cubic feet per  ton  for  sulfide ore.  All drill
holes  and  trench  sample assays  are  examined to
determine ore thickness.  Resources  are calculated
at  a cutoff grade of 9.94 grams of  gold  per  tonne
across  a  minimum  true  thickness  of  four  feet.   Based   on
statistics developed by DMBW, to reduce the effect of very high grade material, the Company cuts assays in the calculation of the Nixon Fork proven and probable reserves to 41.14 grams of gold per tonne.

The Company also further restricts the influence of high grade areas by specifically delimiting high grade zones. The grades of these contiguous zones, averaging greater than 68.57 grams of gold per tonne, are calculated separately.

The following table shows the estimated in place proven and probable ore reserves at Nixon Fork as of December 31, 1996:

                                      Grams
Contained
Ore Zone                 Tonnes      Per Tonne   Gold
Ounces

Crystal/Garnet Zone                                        45,169
                                        44.06          63,987
Mystery  Zone                            44,159             47.10
66,870
Southern   Cross                       2,610                31.00
2,601
J5A
                                        14,956              18.90
                                        9,087
High Grade / Recreation                                     2,481
                                        23.40
1,868
Other
                                        12,000              29.40
                                        11,343

Total Nixon Fork                                          121,375
                                        39.91
155,756 Mining Method

Three mining scenarios are considered in the mine plan: shrinkage stoping between five and eight feet wide, shrinkage stoping over eight feet wide, and drift and fill mining, depending upon the attitude
(steepness) of the individual orebodies.

Although the ore/waste contact is evident by visual observation, grade control during mining is enhanced by channel sampling of the face and ribs. An ongoing diamond drilling program, as well as diamond drill test holes during stoping, is also used for grade control.

Ore  from  shrinkage stope draw points and from  drift
and  fill stopes  is  loaded by 2- and 3-cubic yard
LHD's (load, haul  dump units) into eight-ton trucks.
The trucks haul ore to the Crystal Garnet  portal
area  where they dump directly  into  the  hopper
feeding  the  crusher or dump at the ore stockpile
area.   While mining  at  the  Mystery zone, haul
trucks will travel from the Mystery portal to the Crystal/Garnet portal area via a haul road.

Processing Facility

Ore  is  delivered  to a year-round 136-tonne-per-day
processing facility  located adjacent to the
Crystal/Garnet  decline  entry. Ore is first crushed
by an 18-by-36 inch jaw crusher followed  by a 36-inch
cone crusher.  Ore is then ground in a 5-1/2-by-10-
foot ball  mill  followed by a 6-1/2- by-10 foot ball
mill  in  closed circuit with two 10-inch cyclones.
The resulting ground  ore  is pumped to a series of
spirals and a cleaning table, then for  onsite
smelting  in  an  oil-fired  crucible  smelter  for
dore production.   Cyclone  overflow  is  directed  to
the  flotation circuit consisting of 14 50-cubic-foot
flotation cells and six 50cubic-foot  cleaner cells.
This concentrate flows to  a  bank  of four
thickeners.   Material is then directly bagged  in
one-ton concentrate  bags  or  sent through a  drying
circuit  prior  to bagging.   The  concentrate bags
are back hauled to Anchorage  on fuel  and supply
planes for shipment to a smelter in Japan.              All
power  is  generated on site by four 375 KV generators
housed  in the  mill  which is under a 50-by-70-foot
Sprung structure.                       The
facility  is  designed to process both oxide ore and
sulfide  ore and  obtain average recoveries of 86
percent over the life of the mine.   The  processing
facility is designed to annually  produce 60,000
ounces of gold, 29,000 ounces of silver and 500,000 pounds of copper.

Tailings  are impounded in a dam set in a small valley
adjoining the  mill site.  The impoundment is a
plastic-lined facility  and all  process  solution
will be recycled.   There  is  no  planned discharge
to the environment. Toxicity testing of the tailings shows it has no acid-generating potential because of the abundant limestone in the deposit.

The  infrastructure  at  Nixon Fork  consists
principally  of  a service  building,  camp,
airstrip, and  the  auxiliary  services necessary  to
support the overall operation.   All equipment           is
directly or indirectly powered by diesel-driven
engines.                                              Water
is  pumped  from a nearby creek.  Flights from
Anchorage  several times  a  week bring personnel,
fuel and supplies in and fly                             out
the concentrate.

Production

Following  completion of construction in October
1995, the Nixon Fork mine experienced a lower-than-anticipated startup because of equipment run-in
difficulties, adverse weather and breakdowns             of
key  pieces  of  equipment.   The  mechanical
failures  led                                               to
temporary  shutdowns  in  January  and  February  of
1996  which prevented  the  mine  from  meeting
production  and  operational expectations.  To
address these problems, the Company undertook a major
overhaul  and  maintenance program  to  improve
equipment availability and performance.  For the six
months ended  December 31,  1996, mill throughput
averaged 86 tonnes per day, which                        was
below  the  design  capacity of 136  tonnes  per
day,  and  mill recoveries  were  4.35 percent below
design specification  of                                 86
percent. Subsequent to year end, the Company purchased two haul trucks and two loaders to increase production rates and maintain an availability rate of 90 percent. The Nixon Fork mine produced 47,408 ounces of gold from inception in October 1995 through December 31, 1996.

Exploration

During the six months ended December 31, 1996 and the
year  ended June  30,  1996,  the Company conducted
an extensive  exploration program around the Nixon
Fork mine.  The ongoing program has                      two
major components: (1) reserve and resource definition drilling around the active mining operation; and (2) regional exploration.

The  Company  completed 23,567 feet of a planned
36,000  feet                                          of
diamond  core  reserve definition drilling program
for  calendar 1996  along  a 4,000-foot segment of
intrusive/carbonate  contact containing                 the    skarn-
hosted,    high-grade                                 gold-copper
mineralization currently being mined.  Development
drilling                                              has
focused  on  step-out drilling in the immediate
vicinity  of                                          the
active mining area.  The Company estimates that net
reserves have increased by 57,468 tonnes at an
average grade of 38.76 grams                             of
gold per tonne for a total of 71,611 ounces.  A major
portion                                               of
this drilling is in the C-3000 orebody of the Crystal/Garnet mine which, originally projected to have 177 feet of vertical extent, is now believed by the Company to extend for more than 577 feet and to still be open down-dip. In addition, four other areas have one or more intersections of ore grade and mineable thickness and/or gold geochemical anomalies at the surface.

The  Company  has  also  undertaken exploration  of
the  regions surrounding  the mine, including the
46,000 acres of  prospective ground  leased  in late
1995 from Doyon Limited,  comprising                     the
Doyon  Leasehold.   District-wide exploration at
Nixon  Fork                                           has
identified   several   important   areas   for
further                                               work.
Additionally,  an  aeromagnetic survey of the entire
56,000-acre land  holding at Nixon Fork has
identified several major magnetic anomalies.          This  aeromagnetic
work, in  conjunction  with  gold
anomalous mapping, has confirmed the presence of
skarn-type  gold mineralization  at  nearby Eagle
Creek over a  strike  length                             of
6,000  feet  that  appears  to  be  similar  to  the
Nixon  Fork mineralization  currently being mined.
The Company  is  focusing its  exploration
activities on three types of  deposits  in               the
region:  (1)  additional high-grade skarn bodies
associated  with
the  intrusion  at  Nixon Fork and an unexplored
intrusion,  the Eagle  Creek stock, six miles to the
southwest of the Nixon  Fork mine;  (2)  bulk-
mineable  disseminated  gold  deposits  in                    two
intrusions     located     near    Fairbanks,
Alaska;                          and
(3) sediment-hosted disseminated gold deposits in the carbonate rocks surrounding the intrusions.

The regional exploration program consists of an airborne magnetic and electromagnetic geophysical survey, plus surface geochemical sampling and mapping, all of which should define target areas, followed by approximately 1,500 feet of exploration drilling. The Company has initiated both the reserve definition drilling and regional exploration programs and expects initial results during 1997.

Capital Cost to Date

A summary of capitalized costs for Nixon Fork is as follows (amounts in thousands) as of:

                                 December 31,
1996June 30, 1996
Mineral property                            $ 18,051
$ 17,140
Less accumulated depletion                   (3,424)
(2,579)
Total                                          14,627
14,561

Plants, buildings and equipment                14,948
14,900 Less  accumulated depreciation and
amortization           (3,627) (2,575)
Total                                          11,321
12,325

Grand Total                                 $ 25,948
$ 26,886


(ii)      The Aurora Mine

General

The  mine is located 23 miles southwest of Hawthorne,
Nevada,  in Mineral  County in the Aurora mining
district.  The  property  is accessed  by a dirt road
maintained by the county.  The mine  and milling
facilities have operated since 1987  and  have
produced 112,418  ounces of gold.   Mining is
accomplished utilizing  both open-pit and underground
methods, and the ore is processed  in  a carbon-in-
leach mill.  A total of 62,037 tonnes of ore have
been mined  and milled during the six months ended
December 31,  1996, producing 5,348 ounces of gold
and 14,772 ounces of silver.     The
Aurora land package includes 54 patented lode claims, 321 unpatented lode claims, 2 unpatented mill sites, 1 placer claim and 320 acres of fee title land for a total land holding of approximately 6,572 acres. The Company holds 100 percent of this land package, except for a 1.25-percent net smelter royalty payable to a third party.

Geology

Bonanza-type precious metal mineralization occurs in epithermal veins in six known areas comprising the Aurora Mining District: Silver Hill, Middle/Summit
Hill, Last Chance Hill,  the  Juniata mine,  the
Prospectus vein area and Humboldt Hill. The Company controls Last Chance Hill, Middle Hill, the Juniata mine and the Prospectus vein area. The smaller New
Esmeralda Area, including other additional veins, located 2.5 miles northeast of the Juniata mine, is geologically similar to the Aurora district and is also controlled by the Company.

Veins in the district range up to 40 feet in width
and pinch  and swell  along their strike and dip.
Splits and horsetails  in  the veins  are  common.
Gold-to-silver  ratios  both  between  vein systems
and within individual veins range from about 1:3 gold-
tosilver  in  the Prospectus vein to less than 1:6 in
the  Juniata vein.
Mapping and reinterpretation of the Juniata vein
after early 1995 drilling led to the discovery of the
Martinez deposit to the east of  the  Chesco  pit.
The majority of the exploration  drilling during  the
year  ended  June  30, 1996  targeted  the  Martinez
deposit.   An  extensive drilling and development
program  during the   six  months  ended  December
31,  1996,  and  fiscal  1996 delineated a resource
of over 63,000 ounces contained in  744,700 tonnes
at a grade of 2.64 grams per tonne.   A plan of
operation for  expansion of operations into the
Martinez Hill area has been submitted  to the United
States Forestry Service.   The  plan  of operation
has not been approved to date pending the submittal
of the  Martinez deposit feasibility study which is
currently  being completed.
The  Martinez  deposit has the potential, assuming
the  necessary permits  are received, to extend the
life of the Aurora mine.   A new  geologic model
instrumental in the discovery of the Martinez deposit
provides new insight for future exploration in the
Aurora district.   The Summit and Silver Hills areas,
which are  located in  the  southern  part  of the
district, have  similar  geologic features  to the
Martinez deposit and may be further explored  by the
Company.
The Company plans a district exploration program
during 1997 with the intent of discovering another
deposit and expanding on known reserves.  The program
consists of detailed mapping to define target areas
followed by up to 35,000 feet of exploration
drilling.
Ore Reserves
The  estimated in-place proven and probable ore
reserves  at  the Aurora mine, calculated by the
Company's geological staff, as  of December 31, 1996,
are as follows:
                              Grams
                           Contained Tonnes
                           Per Tonne          Gold
Ounces

                                Open-pit
                                159,164                      3.30
                                16,903
                                Underground
                                32,064                       8.91
                                9,186

                                Total
                                Aurora 191,228               4.24
                                26,089


Fully diluted proven and probable ore reserves are
calculated  at a  cutoff  grade  of  1.51 grams of
gold per tonne  for  open-pit reserves and 2.85 grams
per tonne for underground reserves.                           The
mill recovers an average of 94 percent of the gold
and 60 percent of  the  silver.   These  reserves do
not include any resources attributable to the newly discovered Martinez deposit.

Operations

All  operations in the open-pit and underground mines
and in  ore processing  are  performed  by the
Company's  personnel.   Aurora currently has 42
employees.  The mill was built in 1987  with  an
expansion  completed in 1993.  The mining fleet was
replaced  in 1993.                                        Electrical power is
supplied by Sierra Pacific Power.
Approximately 85 percent of all production is derived
from  openpits  at  Aurora.   A fleet of three 35-ton
trucks,  an
8.5-yard
front-end  loader and one blasthole drill operate on
one  shift, four  days  a  week.   The conventional
truck and loader mining operation mines ore on 15-foot benches and waste on 20-foot benches.

The  Company has mined from a number of open-pits
during the life of  the  project,  including  the
Prospectus,  Juniata,  Ann  and Chesco.    The
Company commenced mining the Chesco  pit  in  May
1993.    This  pit will mine six veins of the Chesco
and  Juniata
vein group.

Development  of the underground operation began in
August  1987. To  date,  underground operations have
been utilized  to  exploit high-grade   veins
adjacent  to  and  beneath   the   open-pits.
Underground mining using shrinkage stoping methods is currently utilized to mine veins below the Chesco pit.

The  Aurora  mill is a 318-tonne-per-day conventional
carbon-inleach                                        mill.  The mill was
expanded from 227 tpd to  318  tpd  in
1993 additional grinding and leaching capacity.  Run-
of-mine  ore is  reclaimed  from a blended stockpile
with a front-end  loader. The  ore  is crushed to a
minus three-inch product and fed  to  a semi-
autogenous grinding mill.   From there the oversize
ore feed is  split to two ball mills for grinding to
80 percent finer than minus 200 mesh and then pumped
to the agitated leach tanks in the carbon-in-leach
circuit.   Gold and silver are dissolved  in  the
cyanide  solution  and are then absorbed onto
activated  carbon. The  loaded carbon is then
processed at the carbon stripping  and gold  recovery
facility stripping the precious metals  which  are
then  poured into dore  bars.  The carbon is
regenerated for  reuse.  The  dore   bars  are
shipped to a commercial refinery. Tailings from the mill are disposed in an approved impoundment.
The Aurora mill processed 62,037 tonnes of ore during the six months ended December 31, 1996, at an average cost of $12.89 per tonne.

The  mill operates at a capacity of approximately
119,750  tonnes per  year.   The  Aurora  mine began
production in late 1988. Production statistics for the last five years are as follows:

       Six Months Ended            Years Ended June
30,
      December 31, 1996    1996   1995    1994
  1993    1992 Ore Milled
  (tonnes)62,037125,447119,573112,03785,09479,56
  0 Average Grade
       (grams/tonne)2.81   3.43   4.11    3.43
  3.43    5.14 Gold Recovery (%)95.2    94.8
  93.7    92.6  90.3                                    94.0
  Gold Production (oz)5,34813,35914,949 11,030
                  8,536  12,284

Aurora  enjoyed a good safety record during the six
months  ended December  31,  1996,  with  no lost-
time  accidents  experienced. During fiscal 1996,
Aurora was awarded a U.S. Department of Labor Mine
Safety and Health Administration Achievement in
Safety award and  was  given the highest safety
awards for both  open-pit  and underground mines by
the Nevada Mining Association.
The  Company  does  concurrent reclamation at  the
Aurora  mine; however,  there  are  certain costs
that  will  be  incurred  at
closure.  The Company estimates these costs will be
approximately $300,000.   As  of  December 31, 1996,
the  Company  had  accrued $236,000 for Aurora
closure and reclamation costs.
Capital Cost to Date
A  summary of capitalized costs for Aurora is as
follows (amounts in thousands) as of:
                                 December 31,
1996June 30, 1996
Mineral property                            $ 9,640
$ 9,376
Less accumulated depletion and allowance for impairment
(7,802) (7,621)
Total                                           1,838       1,755

Plants, buildings and equipment              10,617      10,437
Less accumulated depreciation and amortization            (8,268)

(7,849) Total                                   2,349       2,588

Grand Total                                $ 4,187

$ 4,343

(iii)     The Barite Hill Mine

General

The  Barite Hill mine was mined-out in fiscal 1995.
Crushing  of stockpiled ore was completed by mid-
November 1994.   Recovery  of leachable  gold was
completed in February 1996.   The Company  is in  the
process of reclamation which is scheduled for
completion in  1997.   The  Barite Hill mine is
located  near  the  town  of McCormick,  South
Carolina, approximately 40 miles  northwest  of
Augusta,   Georgia.   Approximately  75  percent  of
the   total disturbed acreage has been reclaimed.
Barite Hill currently  has six employees.


Operations


Barite  Hill  recovered  60,665 ounces  of  gold
from  inception through  December  31,  1996.  Mining
was performed  utilizing  a mining  contractor  while
the Company's  personnel  oversaw  all technical
aspects.  Ore processing was carried out by the
Company personnel   until   crushing   and   stacking
operations   were discontinued.   During fiscal 1996,
process solution was applied to the ore heaps through February 1996 in order to control the solution inventory, through evaporation, and to recover the remaining leachable gold.


The  Barite  Hill mine began production in July 1991.
Production statistics for the last five fiscal years are as follows:


Fiscal Year                   1996      1995      1994
1993  1992


Ore Stacked (tonnes)         Mining   206,614   724,297
676,244  416,035 Average Grade   Operations
    (grams/tonne)   Ceased           1.78        1.20
1.17
1.51
Gold   Recovery   (%)*               46.7        68.2
78.8
80.1
Gold   Production   (oz)            5,499      18,793
20,044
16,129

*As the proportion of sulfide ore increased, recovery decreased.

During  the six months ended December 31, 1996, and fiscal
1996,
in  accordance with industry practice, gold sales
resulting  from
200  and 333 ounces recovered during the reclamation
process, net of  related costs, respectively, have
been offset against ongoing reclamation costs which
had been accrued in prior years.
Reclamation
Barite Hill has made progress toward its goal of
fully reclaiming the  mining complex.  Through
December 31, 1996, the Company  has reclaimed the
Rainsford pit, waste dump, reusable leach pad area,
the  crusher  area and the main heap on the permanent
pad. The
Company currently is reclaiming the Main pit through
treatment of solution   inventory   and   anticipates
reclamation   to                  be
substantially completed during 1997.

Construction  of  a  waste water treatment  plant
was  completed during   the  second  quarter  of
fiscal  1995.    The  effluent discharged  from the
plant meets or exceeds the requirements for discharging to South Carolina surface waters.

Barite Hill had a good safety record during the six months ended December 31, 1996, with no lost-time accidents experienced.

Capital Cost to Date

A summary of capitalized costs for Barite Hill is as follows (amounts in thousands) as of:

                                 December 31,
1996June 30, 1996
Mineral property                            $ 6,756
$6,756
Less  accumulated depletion and allowance for
impairment  (6,669) (6,669)
Total                                                          87
87

Plants, buildings and equipment              4,080        4,080
Less accumulated depreciation, amortization, and
    allowance for impairment                (4,080)       (3,967)
Total                                                           -
113
Grand Total                                 $
87$   200

(iv)      The Kingston Mine and Associated Properties

The  former  Kingston mine was located in Lander
County, Nevada, approximately 150 miles east of Reno, Nevada. The Company has disposed of the plant, reclaimed the site and relinquished the 4,000-acre land position. On August 25, 1994, the Bureau of Land Management (BLM) and the Nevada State Department of Environmental Protection (NDEP) signed off on the final reclamation of the Kingston mine site.
Post-closure monitoring of the site will be carried out through 1999.

(v)  The Empire Project

The Empire Project is located approximately 40 miles west of Denver, Colorado, immediately north of the town of Empire in Clear Creek County.
The property is comprised of approximately 520 patented and unpatented mining claims and mill sites in the Upper Union mining district situated at elevations varying from 8,000 to 10,000 feet above sea level. The Company owns a 3percent net smelter return royalty in this property. The Company does not include any value for the Empire
Project  in  its consolidated financial statements.

Mexican Operations

(i)  The Real del Monte y Pachuca Mine

General

The  Pachuca  operations  consist of the  San  Juan
Pachuca, La Purisima and La Rica underground mines. Ore is mined and processed from vein deposits and old tailings. Silver with significant gold and by-product lead and zinc are recovered. Two additional underground mines, Alamo-
Paricutin and Dos Carlos, are being reopened with production scheduled to begin in 1997. Extensive exploration terrain exists around and adjacent to the operating mines. Pachuca is formulating a plan for the systematic evaluation of these prospects.

Location and Access

The  Pachuca mines are located within the Pachuca-
Real del  Monte mining district which itself is
located in the south-central part of                   the   state   of
Hidalgo,  approximately   100                          kilometers
north-northeast of Mexico City. The city of Pachuca is situated in the southwest part of the district.
The mining town of Real del Monte is located six kilometers east of the city of Pachuca and approximately 100 kilometers from Mexico City.

Access  to the property is by paved highway from
Mexico City.   A highway  and other paved and dirt
roads provide access throughout the district.

Land Status and Ownership

All  of  the  areas currently being mined by Pachuca
are  located within concessions which cover
approximately 46,900 hectares,  of which  45,234
hectares  are exploration  concessions  and  1,666
hectares are exploitation concessions. The concessions encompass all of the district. Pachuca also mines and processes ore from four exploration concessions covering a total of 104 hectares that are held by Pachuca all of which expire in September
2042. A net smelter royalty of 5.75 percent on production from these latter claims is paid by Pachuca to the claim owners. Production subject to royalties has been about 14.6 percent of the total production of Pachuca for the three months ended
December  31, 1996.

The exploration concessions held by Pachuca expire in December 1999 and the exploitation concessions held by Pachuca expire in December 2043.

Property History

Total  historical  production from  the  Pachuca-Real
del  Monte district  is estimated to be approximately
1.3 billion ounces  of silver over 465 years of
almost continuous mining operation.  The mines have
also produced an estimated 6.2 million ounces of
gold during  that period.  The Spaniards began mining
in the  district by                                    1530.   As  the
mines  were  deepened,  operations   became
handicapped   by  inadequate  methods  of  handling
water.    A 2,400-meter-long  drainage  tunnel  was
started  in                                            1749   and
completed  10  years later, leading to increased
production.   A second,  lower 4,800-meter-long
drainage tunnel was completed  in 1857,  again
leading to increased production  in  the  district.
Ownership  of the main mines in the district passed
from  Spanish to  English to Mexican and to American
investors between 1824 and 1947.   The  mines  were
purchased and operated by the Mexican government from 1947 until the sale to GRDM in 1990.

Regional Geology
The  rocks  in  the  district consist of gently
tilted  volcanic rocks,  ranging  in  age from early
Oligocene to  late  Pliocene, which  overlie strongly
folded and deeply eroded Mesozoic  marine rocks.
The tertiary volcanic pile is divided into 10
formations which  range in composition from rhyolite
to basalt, with  dacite and   andesite  greatly
predominating.   The  maximum   original thickness of
the volcanic pile is approximately 4,000 meters.
The  tertiary rocks have been deformed by mild to
strong  tilting accompanied  by  the  development of
numerous high-angle  faults, most  of  which trend in
a west-northwest direction. Many  dacite and  quartz
porphyry dikes intruded parallel to these faults.   A
series of north-trending faults is located in the
eastern part of the district.
Deposit Geology
Most of the mineralization in the district is
associated with two vein                                   systems.   One
system trends west-northwest, extending through the Pachuca area in the western part of the district and the Real del Monte area to the east. A second vein system trends north-south and intersects the westerly system in the Real del Monte area.

Quartz  is  the dominant mineral in the veins, though
calcite  is locally abundant, and rhodonite is common
in the north-south vein system.  Commonly the veins
are composed of wall rock breccias in which  the
fragments  are  silicified and  cemented  by  quartz.
Sulfides   are   typically  subordinate,  occurring
as     blebs,
disseminations and stringers. Galena, sphalerite, chalcopyrite and pyrite are locally abundant, though total sulfide content is commonly less than a few percent. The principal silver minerals are acanthite and argentite, with small quantities of polybasite, miargyrite, pyrargyrite, proustite, stephanite, native silver and stembergite. The ratio of silver-to-gold in the ores is 200:1 in most veins.

Approximately  70  veins have been mined in  the
district.   The veins  generally  dip steeply, and
are 0.3 to 2.0 meters wide, though wider zones of mineralization are found at some vein intersections. Some precious metal values also occur in veinlets in the wall rock adjacent to the main veins.

Open spaces along fractures are the main deposition sites for silver minerals. The deformation that produced the fractures is believed related to sinking of the central part of the volcanic pile at the end of dike intrusion in early Pliocene time.

The tops of some of the orebodies are as much as 600 meters below surface and as a result, despite the fact that there has been extensive mining for over 465 years, the potential still exists for the discovery of new veins and deposits on extensions of known veins, especially in the area covered by later deposited material south of the City of Pachuca.

Ore Reserves

Factors  for  mining  dilution and recovery have
been  estimated based  on the general application of
shrinkage stoping in  narrow veins  (approximately
one  meter  wide).   Mining  dilution   is estimated
to be 20 percent to 40 percent whereas the mining recovery is estimated to be 89 percent.

The  estimated  in-place  proven and probable  ore
reserves  for
Pachuca are summarized in the following table:
                       Ag Grams  Au Grams  Contained
Contained Location         TonnesPer  Tonne
Per  TonneAg  Ounces Au Ounces
San Juan Pachuca1,753,616268.11     0.995 15,118,040
56,380
La  Rica                1,252,152    366.09
0.99514,736
,261      40,258

Purisma                 332,219   297.97
0.9953,182,898
10,681

El    Alamo        1,455,389     263.45       2.022
12,321,019 94,728
Dos Carlos     716,941   262.51     1.648  6,050,604
37,713

Total  Pachuca Mine5,510,317    290.18          1.353
51,408,822 239,760


During the three months ended December 31, 1996, 66,506 tonnes at a grade of 179.16 Ag grams per tonne and 0.871 Au grams per tonne were mined.

Mining

For the three months ended December 31, 1996, the three combined underground units (San Juan Pachuca, La Purisma and La Rica) produced over 22,169 tonnes per month (approximately 739 tonnes per
day).    Average  feed grades to the mill are
approximately 179.16  grams  of silver per tonne and
0.871 grams  of  gold  per tonne.

In general, the veins in the San Juan unit strike east-west and dip 60 to 80 degrees to the south.
At the La Purisima and La Rica mines, the veins generally strike north-south and dip to the east.
The veins in all units are enclosed in a very strong andesite which allows the stopes to be developed and mined without additional support such as timber, steel or rockbolts.

Almost  all of the units are working at or below the
water  table which  varies  throughout the mines due
to local pumping.   About 5,000  gallons per minute
are being pumped through the San Juan Pachuca shaft and is used in the on-site mill.

All ventilation is natural and, in general, air conditions underground are good.

All mining is performed using hand held drills in conjunction with small mucking and tramming equipment. Broken ore from all units is hauled by train on the 2200 Level to the San Juan
Pachuca shaft for hoisting 270 meters to the surface and on to the mill.

The mill also processes ore from other operators which accounts for approximately 10 percent of processed ore.

The average total unit operating costs for the three months ended December 31, 1996, were approximately
$45.00 per tonne of which the mining cost was $21.76 per tonne.

Processing

Processing  of  ore  at Pachuca consists of the
following  three
separate  systems: (1) standard underground ore
processing;  (2) Purisima  Rincon underground ore
processing; and (3)  Coscotitlan tailings
processing.  The ore processing facilities  at
Pachuca consist                                           of  a
flotation/cyanidation mill with a processing capacity of about 2,400 tonnes per day currently processing about 1,179 tonnes of ore per day.

Standard Underground Ore Processing

All of the ore is crushed in a three-stage crushing
plant using a 30-by-42-inch  primary  jaw crusher, a
5-1/2-foot  standard  cone crusher,  and a 5-1/2-foot
shorthead cone crusher closed  with  a screen.            Ore  is  crushed  to
minus 1/2-inch  and  placed  in  a
fine-ore stockpile.

The  ore is milled in a two-stage grinding circuit
consisting  of two  9-by-13-mills  with  the  first
operated  in  open  circuit followed  by the second
in closed circuit with 20-inch  cyclones. There are
three grinding circuits, only one of which is
currently used for underground ore.
Milled  ore flows to a flotation circuit consisting
of  a  10-by10-foot  conditioning  tank followed  by
a  single-line  10-cell flotation bank. The cells
produce a rougher concentrate which  is pumped  to  a
thickener ahead of the cyanide  leaching  circuit.
Flotation  tails are final tails which gravitate in a
sluice  to the tailings containment.   Flotation
concentrates are leached in a   series   of  air-
sparged  agitated  tanks  and  the                        leached
concentrates  are washed in a nine-stage train of
counter-current thickeners.   Final counter-current
thickener underflow flows  to a  bulk lead/zinc
flotation circuit to produce a bulk concentrate and
the  tailings join that from the initial flotation
tailings and  flows  to  the  tailings containment.
The  bulk  lead/zinc concentrate  is shipped to
smelters in Europe for  processing  of the
concentrate. Pregnant solution is clarified in
thickener-type clarifier  followed  by  filtration
in  Butter's  filters.   The filtered  solution is
then processed in a Merrill-Crowe plant  to produce
silver/gold precipitate.  The precipitate is smelted
in oil-fired  reverberatory furnaces to reproduce
anodes  which  are passed  to the refinery where they
are electrolytically processed to  produce  high-
purity silver and gold for  direct  sale.   The
smelter  and refinery are operating below capacity.
The facility toll processes limited quantities of dore from Magistral.

As a consequence of processing a slurry rather than
solids in the cyanide leach circuit and because of
the fresh water added in the counter-current
decantation circuit, excess water is added to the
cyanide  leach system and must be removed.  Rather
than discharge this  excess  solution  directly to
the  tailings  and  lose  the contained  cyanide,
excess barren solution  is  processed  in  a cyanide      recovery  circuit
which  recovers   the   cyanide                           by
acidification of the solution, volatilization of the cyanide, and recovery of the cyanide in an alkali solution. The solution from which the cyanide has been removed then joins the other tailings streams.

Purisima Rincon Underground Ore Processing

The crushing and milling of Purisima ore is identical
to that  of the  other  underground  ore previously
described.   The  ore  is campaign                             crushed.
Instead  of  passing  to  the   silver/gold
flotation  circuit,  the  ground  slurry  flows  to
a  lead/zinc differential   circuit   to  remove
separate   lead   and   zinc concentrates prior to
silver/gold flotation.

The  lead  and  zinc  flotation circuits are
conventional  using rougher  and  rougher/scavengers
with two-stage cleaning  of  the
lead   concentrate   and  three-stage  cleaning   of
the   zinc concentrate.  Lead is floated first and
the concentrate passed to sedimentation  cells  for
dewatering.  The  zinc  concentrate  is cyanide
leached in a single agitated tank, then batch washed
in a thickener,  and  the  solids passed to
sedimentation  cells  for dewatering.  Leach solution
is combined with that from the  other ores    for             clarification,
filtration   and    Merrill-Crowe
precipitation.

The  zinc flotation tails are collected in an
agitation tank  and then  combined with the ground
slurry from milling of underground ore  from  other
mines for silver/gold flotation and  subsequent
leaching  of  the  flotation  concentrate.   The
lead  and  zinc concentrates are shipped to local
Mexican smelters.

Coscotitlan Tailings Processing

The reclaimed tailings from the Coscotitlan tailings containment are of higher grade than the tailings in general. This material is reclaimed by a contractor using a front-end loader and trucked to the mill.
From the bin, the material flows into a sluice which directs the slurried tailings to the feed chute of a mill processing this material.

In  milling this ore, only one of the two-stage mills
in  one  of the three grinding circuits is used. The
mill uses one-inch balls and  operates  in  closed
circuit with a  20-inch  cyclone.                             The
milling serves primarily to clean the particle surfaces rather than to grind the ore.

The  ground slurry is leached in a series of three
agitated tanks and  is  then  washed  in  a two-stage
counter-current  thickener washing circuit.  Primary
thickener overflow constitutes pregnant solution  and
joins that from the processing of the  underground
ore.   Under  flow  from the second thickener
discharges to the tailings containment in a separate pipeline to that of the other tailings.

There  has  not  been any processing of the
Coscotitlan  tailings since  February 1996 pending
receipt of local government permits. The   permits
were received in September 1996 and tailings processing recommenced.

Infrastructure and Administration

With  the  centuries  of operation of these  mines,
all  of  the infrastructure components are well
established.  Since the  mines are  in an established
community there are paved roads throughout providing
access  to all of the facilities.  There  is  a
small airport  in  Pachuca that services the
government, corporate  and private  clients.
Electric power is provided by  the  government
utility  and  process  water  is  obtained  from
mine  drainage. Telephone  service  is  provided
through  connection  with                                     the
national  network.  Offices, shops, warehouses  and
laboratories are  principally  concentrated close to
the ore processing  plant with  satellite facilities
at the mines.  Pachuca is  a  city  of approximately
300,000 people with all urban services  available.
Mine employees provide their own housing and
transportation.  All normal                                   administration
requirements,   including   accounting,
payroll, purchasing, warehousing, maintenance, assaying, security and management are provided for the operation.

Personnel

As  of  December  31, 1996, there were approximately
860  people employed  at  the  mine  in  the areas
of  mining,  milling  and
administration.   Employees involved in the mining
operations are unionized.
Production and Costs
For  the  three  months ended December 31, 1996, the
production, including  low  grade  and purchased ore
production,  was  79,264 tonnes  milled.    Metal
production for the  three  months  ended December 31,
1996, was 311,966 ounces of silver and 2,954  ounces
of gold.
Operating Costs
Total  operating costs were $3,550,000 for the three
months ended December  31,  1996.  The current mine
plan contemplates  several productivity
improvements  such  as  improved   haulage,   more
effective  work  hours per shift, higher equipment
availabilities and  some  mining  of  wider veins.
The  fixed  portion  of  the operating costs would be
expected to decrease as the improvements are
implemented and production rises.   Some operating
costs such as pumping and ventilation will increase
as the mine gets deeper. Mine  management continues
to look for ways to improve  its  high fixed  costs
and  equipment availability  and  is  investigating
additional methods for improving productivity in the
future.
Capital Cost to Date
A summary of capitalized costs for Pachuca is as
follows (amounts in thousands) as of:
                                 December 31, 1996
Mineral property                          $ 21,318
Less accumulated depletion                  (230)
Total                                       21,088

Plants, buildings and equipment              35,827
Less accumulated depreciation and amortization
(415) Total                                   35,412
Grand Total                                 $56,500

Environmental Issues

There  are  currently  no  legal  or  administrative
proceedings pending   against   the  Pachuca  mine
with   respect   to              any
environmental matter. Pachuca's use of cyanide is subject to normal regulatory review. An operating license for has been applied for and the processing of the application is still within the regulatory review period. It is expected that certain operational requirements will attach to the operating license which are expected to include the following: (1) The mine must implement a comprehensive contingency plan applicable to the use of cyanide and an overall hazardous waste management program; (2) Air quality limits and monitoring/reporting standards will likely be included in the operating license; and (3) The projects being evaluated for cyanide regeneration and tailings reprocessing may require the submittal of an Environmental Impact Study and potentially a Risk Analysis, since these operations were not contemplated in the operating license application.

There  currently  is  no concession title for
underground  water extraction  as  all process water
is derived from  dewatering  of underground  mine
workings.  Mine dewatering water  is  currently not
covered  by  a  Residual Water Discharge  Permit
under  the argument  that the water is technically
not a process  discharge. The  tailings impoundment
also does not operate under a  Residual
Water Discharge Permit as water is recycled to the
process plant.
A hazardous waste management system has recently been
implemented at  Pachuca.   This  system is required
by  the  Regulations  of General  Law of
Environmental Equilibrium and Protection  of  the
Environment on Hazardous Wastes.
Tailings  impoundments  also present an
environmental  issue  in respect  of  which Pachuca
may have only limited  responsibility, given  that
the impoundments largely pre-date the  1988  General
law;  however, continued utilization of the entire
facility  may eliminate  this  limitation  in
responsibility.   Currently,  the tailings
impoundments  provide  a  source  of  dust  and
have
contributed  to  some surface water impacts due to
erosion  from sideslopes.  The proximity of the
tailings area may have impacted the  groundwater
quality below the impoundments. The impoundments are
constructed  in an upstream fashion with the
tailings  dike crest  being  moved  into the
impoundment as  the  embankment  is raised.   This
construction method results in the embankment  for
the  tailings dam containing zones of soft,
compressible tailings slimes   that   can  reduce
the  stability  of  the  embankment, particularly
under earthquake loading.  As a result, the upstream
method of tailings dam construction has been largely
abandoned in most   regulated   countries.   The
tailings  impoundments
are
currently  not covered by environmental regulations,
but  Normas Oficiales   Mexicanas   (NOM),   a   new
Mexican   governmental organization,  is  under
development to address the design and operation of tailings impoundments. Topics which are likely to be addressed by the NOM are acceptable methods of tailings dam construction, technical specifications for development, and diversion or other control of surface waters.

Dust  control at the existing tailings impoundments
presents  the most  immediate  environmental
management  issue.
The  existing
tailings operation uses a large impoundment area,
with very  slow raises of the impoundment surface
because of the small volume  of tailings disposed
over the large surface area.  New tailings  are
placed  in  a  manner  which tends to prevent
revegetation.                                                 In
addition, there is insufficient water to maintain the entire tailings surface in a moist state.
As the area of active tailings deposition is reduced, much of the tailings impoundments can be permanently closed through revegetation and dust control will be achieved. Deposition of the tailings in a more limited area will result in a greater rate of rise of the embankment and will likely require modifying the method of construction to either downstream or centerline methods, possibly requiring use of borrowed fill to construct the containment berms as opposed to the current use of spiggoted tailings.

Conditions relating to the cyanide content of the tailings stream will likely attach to the operating license. Tailings discharged to the impoundment had a 30-to-40-parts-per-million (ppm) total cyanide content in early 1996 as compared to a water quality discharge standard of 0.02 ppm. After initiation of the cyanide recovery plant, the cyanide content of the process plant tailings is expected to be reduced to 9-to-10 ppm which would still be in excess of limits for discharge to surface water requiring recycling of water to the plant.

The  amount  of  volunteer  vegetation that  has
established  on inactive  areas  of  the tailings
impoundment  and  the  lack  of significant  evidence
of  sulfide  mineral  oxidation  indicates
revegetation  of  the  tailings  can  be  achieved
with  a  high potential  for  success.  Some level of
vegetation  growth  media development  through
topsoil  placement  or  amendment  of
the
tailings  will likely be required.  A land
application of  sewage
effluent  flowing down the adjacent stream in  order
to  aid  in developing  sufficient organic matter in
the  tailings  to  allow direct revegetation may be
feasible.
Additional  environmental  management  issues
relating  to                                                  the
Pachuca  processing  plant  include:  dust  emissions
from                                                          the
crushing  and  grinding circuits, cyanide recovery
system,  storm water   management  and  spill
containment.   As  part  of                                   the
stipulation for the operating license, it is expected that air emission limits similar to the United States standards will be established. As the city of Pachuca continues to develop around the mining and mineral processing facilities, noise emissions from the operation may become an issue in the future.

Pachuca  has submitted an environmental self-audit to
PROFEPA  as described in Note 11 to the financial
statements.  As of December 31,   1996,  the  Company
has accrued $658,000 for estimated reclamation costs in accordance with the PROFEPA agreement.

(ii)      The El Baztan Mine

General

The El Baztan operations consist of two underground mines, Vista Hermosa and El Arroyo. The operations mine and process ore from skarn and vein deposits, and produce a copper concentrate containing by-product gold.

Location and Access

The El Baztan operations are located approximately
115 kilometers south of the city of Morelia, in the municipality of Huetamo de Nunies, in the state of Michoacan, Mexico.

Access  to the property is from the town of Tierra
Blanca on the Zitacuaro-Huetamo highway for 140 kilometers and on a gravel road for 30 kilometers.
Access by vehicle during the rainy season may be interrupted by flooding on the Rio Chiquito river which is adjacent to the property. The mine is accessible by crossing the Rio Chiquito about 30 meters wide running alongside the mine. In addition to the road and river access, the mine has a 750-meterlong gravel-surfaced airstrip in the Rio
Chiquito valley, between the river and the mine located one kilometer from the plant site.

Land Status and Ownership

El Baztan holds exploration and exploitation concessions which cover approximately 44,122 hectares of which 40,598 hectares are exploration concessions and 3,524 hectares are exploitation concessions.

Exploitation concessions relating to approximately
3,300 hectares expire   between  July  2018  and
December  2045.   Exploitation concessions relating
to approximately 200 hectares expire between May
2000 and July 2000. Exploration concessions relating to approximately 500 hectares expire in October 2001. Exploration concessions relating to approximately 40,098 hectares expire between May
2046 and July 2046.

Property History

The  El Baztan mine area has been mined sporadically
on a limited basis since the 1940's. Starting in
1950, the El Arroyo vein  was put  into production
and in the late 1950's and early 1960's  the
flotation  plant was built to treat the copper
sulfide ores  from this  vein.   In  the late 1960's
the Vista Hermosa  orebody  was
explored on one level but little mining was carried
out  on  this ore  zone.   Mining continued on the El
Arroyo  vein  during  the 1970's  and 1980's and the
flotation plant was expanded.  In  the early  1990's,
the Vista Hermosa orebody was put into  production
and  the  plant was brought up to its current
capacity.                                                 In  the
early 1990's, aerial geophysics and geology were undertaken to explore the additional mineral targets on the El Baztan property. An evaluation of the exploration results is underway in order to determine whether to proceed with a comprehensive development program.

Regional Geology

The  El  Baztan  district  consists of  a  sequence
of  volcanic andesitic  rocks  which  include tuffs,
flows,  agglomerates  and breccias.   These rocks are
intruded by intermediate composition stocks and dikes. The volcanic rocks commonly are metamorphosed along the contact with the intrusions.

The most prominent structural features are lineaments or faults that are oriented in a northwest-southeast direction in a zone that is approximately 15 kilometers wide. Intrusions commonly are also aligned in this direction. A perpendicular system of fractures oriented in a northeast-southwest direction controls the location of some vein deposits.

Mineralization occurs principally as copper-gold veins and skarn deposits.

Deposit Geology

The El Arroyo vein strikes north 35 degrees east and
dips steeply to the northeast.  The strike length as
seen in outcrops is 1,800 meters,  800  meters of
which have been explored  by  underground workings.
The  width of the vein is 0.2 to 1.5  meters,  but
in places the vein occurs as a system of veinlets,
producing a  zone more  than four meters wide.  The
mineralogy of the vein consists of                        quartz,  calcite,
chalcopyrite  and  pyrite,  with  locally
abundant bornite and subordinate magnetite and
molybdenite.                                              The
wall rock for the vein is andesite.

The  Vista Hermosa skarn deposit is cut into two
parts by a  dike that  is  eight to ten meters wide.
The part to the  north,  the Vista  Hermosa  I
orebody, is a diffuse  zone  of  veinlets  and
disseminations  that is up to 20 meters wide.  The
part  to  the south,  the Vista Hermosa II orebody,
is a well-defined structure averaging nine meters in
width.  The known strike length  of  the whole
deposit is 400 meters.  The deposit strikes north-
northwest and  dips  steeply to the west.  The
mineralogy  of  the  deposit consists    of
pyroxene,   amphibole,   magnetite,    hematite,
chalcopyrite, pyrrhotite, and molybdenite. The host rock to the deposit is andesite.

Three other less well explored veins, the Canalejas, El Volador and El Risco veins, occur in northeast-trending structures which dip steeply to the northwest. These veins occur on the upper, steep slopes of Cerro Canalejas. Due to the difficult access to this area, there has been limited exploration on these veins. The veins appear to be 0.6 to 4.0 meters wide and have strike lengths of approximately 250 meters.

Mineable Reserves

Mineable reserves are based on the economically
viable portion of the geologic resources that can be
recovered and include a factor for   mining  dilution
consistent  with  the  underground   rock
conditions and the stoping methods.  Basic economic
viability  is determined  through the use of a
breakeven cutoff grade  analysis that  is calculated
considering the current metal prices, process
recoveries  and total operating costs.  Where there
are  precious metal  credits  (such as at Vista
Hermosa), the breakeven  cutoff grade would be
expressed as a copper equivalent.
The  estimated in-place proven and probable ore
reserves for  the operations  at  the  El  Baztan
operations  are  listed  in  the following table:
                                Grade
Contained
Location           Tonnes   % Copper      Copper
Pounds

Vista    Hermosa   I                 213,495
1.74%
8,199,108

Vista    Hermosa    II                521,755
1.66%
19,145,834

El Arroyo         114,327       3.23%
8,152,097

Risco, Carnalegas Section
74,532     1.73%
2,849,842

Total El Baztan Mine924,109     1.88%
38,346,881


During the three months ended December 31, 1996, 31,508 tonnes at a grade of 1.98 percent copper have been milled which produced 2,058 tonnes of copper concentrate containing 25.27 percent copper.

Mining

The El Baztan mining unit consists of two operating mines (Vista Hermosa and El Arroyo). Total production from the mines averaged approximately
11,761 tonnes per month during the three months ended December 31, 1996, with Vista Hermosa accounting for approximately 10,099 tonnes per month and El Arroyo producing approximately 1,662 tonnes per month.

The  El Arroyo mine operates on narrow veins of
approximately one meter  widths,  where  shrinkage
stoping is  the  primary  mining method.  The mine is
accessed on the 0 Level through an adit  and is
developed  to  the 140 Level where current mining  is
taking place.  A new shaft has just been started to
connect the 70 Level with  the  0 Level.  This will
be extended to the 140  Level  and below.    An
Alimak raise-climber is being used to construct  the
shaft above the 140 Level.  Below this level, it will
have to  be sunk  conventionally.  Mining is
performed with hand-held  drills and small rail
equipment.   All ventilation is natural.

The  Vista Hermosa ore zone is about 20 meters wide,
and is being mined  with  trackless  equipment  (4-
cubic-yard  scooptrams  and 10-ton  trucks).
Drilling is currently  being  performed  with hand-
held  drills  but mechanized drilling  is  planned
for  the future.  Stoping then would be converted to
a mechanized sublevel stoping  (blasthole  or
longhole stoping).  Development  headings are
approximately   4-by-5-meters  in   cross   section.          All
ventilation is natural and conditions in the stopes are very hot and humid.

The Vista Hermosa mine is located about six kilometers east of the El Arroyo mine.

Processing
The ore processing facilities at the El Baztan
operations consist of  a  copper flotation plant with
a capacity of about 450 tonnes per  day.              The current
processing rate is about 380 tonnes per day.

The  grade of the Vista Hermosa ore, accounting for
approximately 86 percent of the ore processed in
these operations, is about 1.9 percent  copper  while
that from El Arroyo is about                         2.3  percent
copper.   In  addition to copper, the Vista Hermosa
ore contains about 0.5 Au grams per tonne, traces of molybdenite, and a substantial quantity of magnetite. The ores from each mine are campaign processed separately.

The  processing  plant is a classic simple  flotation
mill  with conventional   crushing,  milling,
flotation   and                                       concentrate
dewatering  circuits.   The  crushing  plant
incorporates   four crushing  stages  -- two stages
of jaw crushing followed by two stages of cone crushing. The first jaw crushing stage has just been constructed and was built to handle the high proportion of coarse, harder rock produced by the Vista Hermosa mine. The new primary jaw crusher is a 36-by 43-inch, 150-horse power unit. Primary crusher product passes to the dump pocket covered with a 12-inch opening grizzly ahead of a 20-by-36-inch secondary jaw crusher.

Discharge of the secondary jaw crusher is conveyed directly to a 4-1/4-foot standard cone crusher.
The product of the standard cone crusher is conveyed to a 6-by-12-foot vibrating screen which also operates in closed circuit with a 4-1/4-foot shorthead cone crusher. The screen undersize, which is minus 1/2-inch, is conveyed to two fine-ore bins serving the mills. The crushing plant operates two shifts per day, seven days per week.

The milling plant consists of four single-stage ball mills operated in closed circuit with 10-inch cyclones. Three of the mills are 6-by-10-foot units and the fourth is a 6-by-6-foot machine.

The ground slurry is floated in a single-line flotation circuit in a straightforward arrangement of roughers, scavengers and two stages of cleaners.
One exception to the usual circuit is that the product of the first rougher cell is final concentrate. The flotation circuit has been upgraded in recent months replacing some of the older Denver cells with Wemo units.

The   concentrate   passes  to  a  30-foot-diameter   concentrate
thickener  and  then  to  an  8-by-8-foot  drum
filter.   Filter product,  the  moisture content of
which is about 8  percent,  is trucked to a smelter.

Flotation   tailings  pass  to  a  magnetic
separation   circuit
consisting  of  a  single  rougher  and  a  single
cleaner  drum separator.   The concentrate flows to a
sedimentation basin and the tailings are pumped to a tailings dam in a small draw about one-half mile away.

None  of  the  stockpiled magnetic concentrate has
been  sold  or shipped thus far. The Company is
investigating whether or not the magnetite            can  be  sold  for
use  in  heavy-media  separators,
primarily for coal processing.

Production and Costs

During the three months ended December 31, 1996,
2,058 tonnes  of
copper  concentrate  were produced at a grade  of
25.27  percent copper.   The  total mine production
from Vista  Hermosa  and  El Arroyo  was 38,890
tonnes during the three months ended  December 31,
1996.  Operating costs during the three months ended
December 31, 1996, were approximately $21 per tonne.
Capital Cost to Date
A  summary  of  capitalized costs for El  Baztan  is
as  follows (amounts in thousands) as of:
                                 December 31, 1996
Mineral property                            $ 2,319
Less accumulated depletion                   (96)
Total                                          2,223

Plants, buildings and equipment              6,035
Less accumulated depreciation and amortization
(176) Total                                   5,859
Grand Total
$8,082

Infrastructure and Administration

Due  to  the remote location of the El Baztan
operations, all  of the  requisite  infrastructure is
provided  on  site.    Electric power  is  provided
by the government utility over a 35-kilometer line
from the nearest major substation.  The line can
supply  up to                    three   megawatts
of  power  but  is  subject  to  frequent
interruption  and substantial downtime.  El Baztan
has  recently installed  two  new  diesel-electric
one-megawatt  generators  to avoid   reliance  on
the  government  utility.   One  of   these
generators alone has sufficient capacity to operate the entire ore processing plant. Water is pumped from the river to a concrete storage cistern above the ore processing plant.

The  mine  has  an  office  building, mechanical  and
electrical workshops, a warehouse, truck weigh-scale,
sample preparation and a   simple   assay
laboratory.   The   assaying   consists                        of
perchloric/nitric   acid  digestion  followed   by
colorimetric analysis for copper only.  Single-status
housing is provided  for senior  staff  employees
together with a  canteen.   Hourly  paid employees
provide their own housing.

All the usual administrative services are provided, including accounting, purchasing, security and management.

The  concentrate is transported in a two-stage
process.   It  is first transported 30 kilometers in
10-tonne-capacity trucks to  a storage area at Tierra
Blanca and then loaded into large-capacity highway haulers for transport to the smelter at San Louis
Potosi.

Exploration Potential

Prior to 1991, exploration on the property was done primarily by driving underground workings on zones of mineralization that were exposed on the surface.
However, a more systematic approach to exploration has been used in the past three years. This includes aeromagnetic surveys to identify magnetic anomalies, as the copper-gold mineralization on the El Baztan property is closely associated with magnetite. Geochemical surveys are used to locate targets for core drilling within the magnetic anomalies.

Exploration  to  date  has focused on the study  of
high  volume bodies,  such  as  copper dissemination
and  contact  metamorphic bodies  (such  as in the
Vista Hermosa Mine).  Another  important
exploration zone is the Ojo de Agua zone, located
south of the El Arroyo  vein, where a series of
stockworks with anomalous  copper and  gold values
have been found. Additionally the El Arroyo vein is
being  explored  along  its 1,200-meter-length.
Within  the boundaries  of  the  El  Baztan
concessions,  a  series  of                                    21
aeromagnetic anomalies exist covering approximately
25,000 acres. These anomalies are highly prospective due to the presence of sulfide minerals already observed in several of the anomalies.

Environmental Issues

There   are   currently  no  material  legal  or
administrative
proceedings pending against El Baztan with respect to any environmental matter.

An  environmental  impact  study  must  be
integrated  with  the Company's expansion plans for
this operation.  Such a study  will largely  define
modifications to the operation as conditions  for
approval.   Sanitary  effluent discharge  and  the
provision  of
domestic water supply are areas of potential responsibility for the Company which arise from the provision of on-site housing for certain of its employees.

El Baztan has submitted an environmental self-audit
to PROFEPA as described in Note 11 to the financial
statements.  As of December 31,   1996,  the  Company
has accrued $175,000 for estimated reclamation costs in accordance with the PROFEPA agreement.

(iii)     The Barita de Sonora Mine

General

Barita's  operations consist of several small open-
pit  mines,  a crushing  plant and two separate
processing circuits producing  a minus                        0.5-inch  bulk
product that is sold to Baroid for the production of drilling mud and a fine milled product that is bagged and sold to PEMEX, Barita's principal purchaser, as a component of drilling mud.

Location and Access

Barita's operations are located in the south-central part of the state of Sonora, in the municipality of Villa Pesqueira 100 kilometers east of the state capital of Hermosillo and 20 kilometers east of the town of Mazatan. Access to the property is via a paved highway from Hermosillo.

Land Status and Ownership

Exploitation concessions relating to approximately
5,000 hectares expire  in  May  2040  and
exploitation concessions  relating  to 10,000
hectares  expire in September 2046.   Barita  only
holds exploitation concessions in respect to its properties.

Property History

Barita  was  formed  in 1979 as a state-owned company
to  supply barite  requirements to the petroleum
industry and was privatized in                                1988.   After
ceasing operations for a short period, it was sold in 1991 to GRDM.

Geology

Barite   deposits   occur  in  a  sequence  of
Ordovician-                                                   to
Pennsylvanian-age   sedimentary  rocks  which
include   shales, mudstones, sandstones and cherts.
These rocks have been intensely
folded  and faulted.  As the barite occurs in
stratiform deposits within  the  sedimentary
sequence, the barite  horizon  also  is intensely
folded and faulted.  The barite beds range in
thickness between 2 and 17 meters.
Ore Reserves
The  ore grade is based on the density of the
material which must be greater than 4.22 to be
marketable.  Any mineral produced at a lower  density
must be discarded or upgraded to  the  acceptable
density in order to be sold.  About 30 percent of the
newly mined material  has a density above 4.22.  This
can be milled  (ground) and  sacked  for  direct
shipment to PEMEX.   The  remaining  70 percent  of
mined mineral contains a mixture of densities  having
an  average density less than 4.22 and therefore must
be upgraded to  the  acceptable  density in jigs.
About 60  percent  of  the barite  mineral fed to the
jigs has a density of 4.22 or  greater and  this  is
recovered.  The other 40 percent is  discarded  as
waste.
Therefore, the mineral resource typically contains
the  following mix of product:
Direct Shipping (> 4.22)
30%
Jig Product (60% > 4.22)
42% Waste (40%<4.22)
28%


Total
100%
The recovered, marketable portion of the mineable reserve is approximately 72 percent of the in-place resource.

The mineable reserves for the Barita property as at December 31, 1996, contain proven and probable reserves of 51,440 tonnes at a specific gravity greater than 4.22 and 4,651,855 tonnes at a specific gravity less than 4.22.

Mining

The  mining  area  consists  of  several  square
kilometers   of outcropping  barite  (BaSO4) beds.
Numerous open-pits  have  been exploited  in  the
past  and  many  outcrops  exist  for  future
exploration  and exploitation.  The major open-pits
include  Los Chinos,  Placidos 1 & 2, Mercedes,
Virgenes, Sahuaro,  El  Papas, and Las Torres.
Another deposit, El Refugio, is also planned for
production in the future.  The mine is currently
producing  about 160,000  tonnes  per year from the
Placido 1 and El  Papas  openpits.   The  nearby
Virgenes pit is being prepared for production in the
near future.  The Sahuaro pit has been a major
producer in the  past but is now full of water and
needs additional stripping to  expose ore.  The main
barite bed dips underground, away  from the  pit, at
about 40 degrees.  The Company regards this resource
as  a good opportunity to delineate additional
reserves, possibly being  mined from underground with
mechanized equipment operating through  ramps  or  a
shaft.   Additional  diamond  drilling  is required
before decisions and plans can be effected.

In the past, old waste dumps (terreros) were reloaded and hauled to the jigs where some fraction was recovered at a density greater than
4.22. This practice has now been stopped and all material is newly mined and either ground and sacked as direct shipping or fed to the jigs for upgrading.

Most of the mining is done with dozers and rippers.
The "ripped" material  is  loaded  with  a front-end
loader  into  off-highway trucks for transport to the
processing plant.  A small portion of the mining
requires drilling and blasting with wagon drills
using three-inch bits.  Bench heights in the pits are
7.5 meters.                                            The
blasted  material  averages minus 20 inches in  size.
About 130 employees are at the site. Of this total about 30 are employed in the mine.

Most of the known orebodies where mining is occurring are located at a considerable distance from the processing facilities.

Exploration Potential

The  exploration concessions at Barita cover an  area
of  10,000 hectares  of  which 13,000 acres have been
evaluated  by  Barita. Six   new  bodies  with
potential economic density have been discovered in the course of 1995. Most of the prospective zone remains to be explored.

Barita also is investigating a potential gold area about 16 kilometers northeast of the barite operations. Sampling in the area has shown random grades of plus 10 grams of gold per tonne.
Geochemical investigations are planned to continue into next year.

As  its  barite production costs are heavily
dependent on freight and  transportation  costs,
Barita  is  also  investigating  the effects  of
exploring for barite closer to transportation  routes
along   Mexico's  Gulf  Coast  and  to  the  existing
processing facilities.

Mine Future Potential

The property has sufficient reserves for a mine life of over twelve years at the current production rate and there is potential for additional reserves at depth. The future of the mine rests with increasing production and decreasing operating costs as the product is very sensitive to freight costs and competition.

Processing

The  ore  processing facilities at Barita consist of
a  crushing plant   followed  by  a  gravity
separation  processing  circuit incorporating jigging
and spirals producing a minus  one half-inch  bulk product.
Most of gravity plant product is shipped  directly
in bulk.   The remainder is dry milled and bagged
prior to shipping. During the last three months of 1996 production was approximately 17,829 tonnes.

The separate processing systems are described below:

Crushing Plant

The crushing plant is a simple three-stage plant
consisting of  a 24-by-36-inch  primary  jaw
crusher,  a  Symons  secondary  cone crusher  of 4-
1/4-foot short-head and an Allis-Chalmers  tertiary
cone  crusher.   The  circuit is closed with a
vibrating  screen fitted  with 1/2-inch opening
screen cloth.  Screen undersize  is conveyed  to  a
bin feeding the gravity separation circuit.            The
crushing plant has capacity of crushing 2,500 tonnes per day with a 3/8-inch-opening outlet. Historical production slowdowns are expected to be solved by the recent installation of a new crusher.

Gravity Separation Plant
The  gravity  separation plant will shortly have  a
capacity  of 1,000  tonnes of final product per day,
equivalent to about 2,500 tonnes  per day of new
feed.  Crushed ore from the bin is fed  to four
rougher jigs that operate in parallel.  Three of
these jigs are  5-by-16-foot  units and the other is
a  5-by-11-foot  unit. Rougher concentrates from the
rougher jigs are combined and  pass to  a  cleaner
stage consisting of two 5-by-16-foot  jigs  which
operate  in  parallel.  Concentrates flow to a spiral
classifier where they are partially dewatered and
then conveyed to a conical stockpile.   Tailings from
both the rougher and cleaner jigs flow to  another
spiral  classifier, the  coarse  fraction  of  which
constitutes final tails.  The fine-fraction of the
classifier  is pumped  to  a bank of spirals.  Spiral
concentrate flows  to  the concentrate  classifier,
joining that  from  the  cleaner  jigs. Spiral tails
join the coarse-fraction final tails from the  tails
classifier  and  the  combined tails are  pumped  to
a  tailings containment.  The concentrates, which
have a specific gravity  of 4.22,  dry  naturally  in
the hot, arid  climate.   Part  of  the concentrates
are taken to the dry milling plant,  the  remainder
are  transported  in  bulk  to the port  of  Guaymas,
about  150 kilometers southwest of the mine.
Most  of  the  bulk  concentrates are purchased  FOB
Guaymas  by Baroid.                                       Thus,  the mine pays
for the product transportation  to
Guaymas.

Dry Milling and Bagging Plant

The  dry  milling  plant  consists of three
independent  52-inch Raymond  milling circuits which
process part of the gravity-plant concentrate.            One  of  the  three
mills  is  currently   being
dismantled  and will be shipped to the state of
Tabasco.   Milled product is delivered to a fine-ore
bin.  Milled product is bagged using  a  pneumatic
bagging machine and the bags  are  placed  on wooden
pallets.  The bags and pallets are enveloped  in
plastic and  shipped to PEMEX's operations in the
Gulf of Mexico.   Plant capacity of the two-mill-unit
plant is 140 tonnes per shift, well in excess of current or projected production. Covered storage with capacity for 20,000 tonnes of product is provided at the site.

Production and Costs

During the three months ended December 31, 1996, production was over 17,829 tonnes of ore.
Recovery was 30.1 percent and operating costs were $643,000.

The value of the products are approximately as follows:

                Bulk:                         $30 per
          tonne,  FOB Guaymas
                Milled  and  bagged:       $100  per
          tonne,  FOB Tabasco

Barita is required to make a payment of 0.1 percent of the value of its production to Consejo de
Recursos Minerales.

The  direct  milled  product is purchased and then
delivered  to Tabasco in the southeastern part of
Mexico.  The Company pays all freight  costs, which
are considerable, amounting to almost  half the
total selling price.  Costs are heavily affected by
freight and  transportation  costs  over which
Barita  has  no  control. Efforts  are  being  made
to find sources  of  barite  closer  to existing
production facilities and transportation routes
although
no conclusive results have been achieved to date.
Production and costs   are   also  heavily  dependent
upon  PEMEX's  purchasing commitments which vary from
time-to-time.  PEMEX has not  in  the past agreed to
long-term purchase commitments.
Capital Cost to Date
A  summary of capitalized costs for Barita is as
follows (amounts in thousands) as of:
                                 December 31, 1996
Mineral property                            $ 1,968
Less accumulated depletion                  (202)
Total                                          1,766

Plants, buildings and equipment              5,016
Less accumulated depreciation and amortization
(70) Total                                    4,946
Grand Total
$6,712

Infrastructure and Administration

Infrastructure requirements for the deposit are modest since it is easily accessible with a main road running right through the deposit and with the town of Mazatan and the city of Hermosillo, just 20 and 100 kilometers, respectively, from the site.

Electric power is provided by the government utility and water is obtained from wells. Though the surface in the area is very dry, there is ample subterranean water available and the water table is relatively high.

Administrative buildings include offices, shops, a warehouse and a laboratory. The Company also has offices at Hermosillo, Mexico City and at Villahermosa in the Tabasco province where the oil industry is concentrated.

Environmental Issues

There are currently no legal or administrative proceedings pending against Barita with respect to any environmental matter.

Barita  submitted  an  Environmental Impact  Study
in  1992  and recently submitted an environmental
self-audit to PROFEPA.  As of December 31, 1996, the
Company has accrued $159,000 for estimated
reclamation  costs in accordance with the PROFEPA
agreement.   An additional Environmental Impact Study
might be requested  by  the authorities  to  address
the proposed expansion described  above. Barita  has
ongoing  exploration projects, including  some  base
level  exploration  of a potential gold target.
These  projects must   be   regularized   to  comply
with  their   environmental obligations.   If the
gold project proceeds to development, this will be a significant change in the operation which must be addressed through a modification of the operating license.

While the area is quite arid, there are also limited provisions for stormwater runoff control.
Sediment loading of adjacent drainages can be reduced through additional stormwater routing and sediment ponds.

Water used in processing barite is discharged to an impoundment in an old mine pit. The solids settle out and the water is recycled to the plant.

(iv) The Magistral del Oro Mine

General

The Magistral operation currently reprocesses tailings from old workings by heap leaching for gold recovery in a two-stage feasibility study.

Location and Access

The  Magistral  project is located near the Santa
Maria  del  Oro village, in the municipality of Santa
Maria del Oro in the  state of  Durango,  Mexico.
The project is located approximately 120 kilometers due south of the city of Parral and 190 kilometers northwest of the city of Durango.

Access to the property by road from the city of Durango is by paved highway traveling north for 294 kilometers to Entronque Villa Hidalgo, then southwest for 50 kilometers by paved road. An airstrip for small airplanes is located two kilometers to the south of Santa Maria del Oro.

Land Status and Ownership

Approximately   5,300   hectares  are  held   under
exploration concessions  acquired in September, 1993
and October  1995.                                      One
exploration  concession relating to approximately
5,900 hectares expires in September 1999. All other concessions expire in October 2001.

Property History

Mining  activity  commenced at Magistral in  1890
and  continued until  1962 with some interruptions in
production prior to  1942. The  Magistral underground
mine became uneconomic and was  closed in               1962.
Heap  leaching  of  tailings  from those  historical
mining  and processing operations to recover gold
commenced in December 1992, but stopped in August
1994 due to high operating costs related to the  high
copper content of the ore.  The processing of
tailings started  again  in June 1995.   Extensive
experimental  work  has been  conducted to develop a
method of extracting  the  dissolved copper and
minimizing cyanide consumption.
General Proposed Mining Description
The   tailings  area  to  be  mined  is  first
plowed  with   an agricultural tractor and disc plow.
The plowed material is  then bulldozed  to a loading
point.  At the loading point, a front-end loader
loads  the plowed tailings into 10-tonne-capacity
trucks which  transport the tailings about two
kilometers  to  pads  for leaching.
Ore Reserves
As  at  December 31, 1996, Magistral contains proven
and probable reserves  of 1,670,112 tonnes at an
average grade of  2.57  grams per tonne containing
137,943 ounces of gold.
Basic  economic  viability for the tailings has  been
determined through  the use of a breakeven cutoff
grade analysis  calculated considering  the  current
metals prices, process  recoveries  and total
operating costs.  Since revenues from the sale  of
metals must  be  equal to or greater than the total
operating  costs  to assure  breakeven or
profitability, breakeven cutoff grades  have been
estimated  at  1.24  grams of gold  per  tonne  with
total
operating  costs  of $12 per tonne at a gold price
of  $400  per ounce and recoveries of 75 percent.  As
the average grade of  the tailings  is  greater than
the cutoff grade, so  determined,  the processing of
these is considered economical.
Exploration Potential
The  mineralized  zone in the Magistral operations
covers  three main  vein-type structures, Cocinera,
Los Tiros and Las  Marias), as  well  as  two
breccia type-bodies (El Preson and  Gavilana).
Collectively these structures have substantial
potential for  the discovery   of  additional
geologic  resources.   Mineralization suggests that
there is merit in additional exploration to add  to
the existing geological resource.
Processing
The  ore  processing  facilities at  Magistral
consist  of  heap leaching about 1,000 tonnes per day
of old tailings generated  by a  high-grade
copper/gold flotation mill that operated for  about
20  years  up until the early 1960's.  The tailings
are recovered from  a  stockpile with a front-end
loader and dumped in a hopper ahead  of  an
agglomerating  drum.   Lime,  cement  and  cyanide
solution   are  added  to  agglomerate  the  tailings
and       the
agglomerated  product  is conveyed to a  wheeled
radial  stacker conveyor.   Stacking height is eight
meters.  Barren solution  is sprayed  on  the heaps
and is collected in the pregnant  solution pond.          Pregnant    solution
is    processed    through                                    an
adsorption/desorption/refinery (ADR) plant and then
passes to the barren  solution  pond.   Loaded
cathodes are shipped to the refinery at Pachuca for final processing.

The  plant  was  initially placed in operation in
December  1992. Ore  placement on the heap was
stopped in August 1994 after  less than two years of
operation because of excessively high operating
costs, relating primarily to the high copper content
of the  ore. The  ADR  plant  continued to operate
until November                                        1994.   The
facility restarted operations in 1995, prior to acquisition by the Company, and is not yet operating at full production.

Extensive  experimental  work has been  conducted  to
develop  a method  of extracting the dissolved copper
and minimizing cyanide consumption. The culmination
of the test work has been to develop a  resin
extraction method that will remove copper in the
barren solution and recover it as electrowon metal.
The order  for  the copper  extraction  plant is also
under review.  Currently,  very low-strength  cyanide
leach solution is  being  used  so  as  to minimize
copper  leaching and the attendant problems  with
high costs  that  result  from high cyanide
consumption.  The  cyanide strength  currently used
is 0.01 percent to 0.02 percent  and  is keeping the
copper solution strength to about 200 ppm, below  the
300   ppm  threshold  above  which  cyanide
consumption  becomes problematic.

Production and Costs

During  the  three months ended December 31, 1996,
approximately 25,727  tonnes of ore were stacked at a
grade of 74.06 grams  per tonne with 1,094 ounces of
gold recovered.  Operating costs  were $651,000               for  the  three
months  ended  December   31,   1996.
Production  is below the forecasts in an independent
engineering study  primarily due to a leaching
problem, associated  with  the ore.   The Company is
investigating means of solving this problem including reducing heap heights. Production, however, will not meet forecasts and costs will remain high until this problem is rectified.

Capital Cost to Date

A summary of capitalized costs for Magistral is as follows (amounts in thousands) as of:

                                 December 31, 1996
Mineral property                            $ 2,049
Less accumulated depletion
-
Total                                           2,049

Plants, buildings and equipment              2,320
Less accumulated depreciation and amortization              (49)
Total                                       2,271
Grand Total                                 $4,320


Infrastructure and Administration

The project is located near the established village of Santa Maria del Oro and is close to a main highway and infrastructure requirements are minimal. The facility is accessed by a gravel road of about two kilometers from a paved highway.
Electric power is provided by the government utility and process water is obtained from one of the adjoining abandoned underground mines. Principal infrastructure buildings include an office and a maintenance shop. Personnel live primarily in Santa Maria del Oro.

Environmental Issues

The  Magistral  facilities use of cyanide is  subject
to  normal regulatory review.  Magistral was granted
an operating license on March  25,  1993,  a
condition of which is the  submittal  of  an
Environmental  Impact  Study.   While  the  study
has  not  been completed  to date, Magistral has
recently undertaken a voluntary environmental  self-
audit under Mexican environmental  guidelines which
will  define the applicable measures and  procedures
that must  be  followed to resolve the use of cyanide
as well  as  all other  environmental management
issues. Any expansions of present operations being
contemplated would require a modification of the
operating  license.  Presently the mining operation
is  providing drinking water to the adjacent village.
Approval by the Comision Nacional  del  Agua  may be
required as  well.   The  Company  is reviewing  all
of these matters as part of its intention to continue and increase production from the Magistral operations.

The Company believes that the heap leach pad and solution containment ponds used in leaching the tailings follow generally accepted design concepts used in the United States. A more detailed review than that conducted by a third-party engineering firm would be necessary to confirm the suitability of the leach pad lining materials for the site conditions and planned heap heights, the acceptibility of the construction standards, the suitability of the leach application rate, and the adequacy of the solution containment pond's sizes to contain the normal solution inventories as well as a reasonable stormwater runoff volume and a loss of pumping capacity drain down of the heap.
The Company is currently undertaking such a review.

According   to   external   third-party   review,
environmental degradation at the site which predates the 1988 General Law would not pose a liability to the Company. All aspects of the new operation would, however, need to be in compliance with current environmental regulations. This includes reagent handling and storage, surface water discharges, air emissions, and hazardous materials storage, transport and disposal.

Magistral has submitted an environmental self-audit
to PROFEPA as described in Note 11 to the financial
statements.  As of December 31,   1996,  the  Company
has accrued $124,000 for estimated reclamation costs in accordance with the PROFEPA agreement.

Other Mexican Operations

(i)  Baroid S.A. de C.V.

Baroid S.A. de C.V. (Baromex) is a corporation formed in March 1993 through a joint venture between Baroid International, a U.S. corporation in the drilling fluids industry, and Barita de
Sonora.  The corporation is owned 51% by Baroid
International and has two locations, one in Villahermosa, Tabasco and one in Ciudad del Carmen, Campeche. Petroleos Mexicanos (PEMEX), the Mexican state owned oil company, is essentially the sole customer of Baromex.
Subsequent to year
end, Baroid International and Barita
de Sonora agreed that a deadlock existed, as defined in the corporate by-laws, which requires one of the following: (1) resolution among the shareholders, (2) tendering for the shares held by one of the shareholders by the other shareholder at fair market value, as defined, or (3) a sale to a third party. Baromex continued to be operated in the same manner as prior to the declaration of the deadlock and there is no limit on the length of time it may be operated under the deadlock.
However, as a result of the deadlock, the Company hired Anderson and Schwab, Inc., an independent management consulting firm, to provide a valuation of Baromex for a potential sale to either
Baroid International or a third party. The Company is currently evaluating its options regarding
Baromex.

(ii) Real del Monte Orfebres

Orfebres  is in the business of manufacturing and
commercializing
all  types of ornamental objects and articles using
fine  silver, such  as
jewelry  and silver-
plated goods.   Orfebres  purchases
silver directly from the refinery at Loreto, which depends on Pachuca for silver concentrate, and transforms the silver into ornamental objects after several processes which include the melting of the fine metal, rolling, cutting and making the pieces or craft products. The creation of the ornaments is carried out in accordance with a sketch and after creating the sketch, a draft is made in brass and a first sample is made in pure silver. Once the silver standard is created, mass production of the ornaments begins. Average production is 50 to 60 pieces per day.

Orfebres  has two exhibit halls, one in the city of
Pachuca  (in
front of its production area) and the other in Mexico
City.   The
silver-plated products are displayed on exhibit at trade fairs in Mexico and abroad.

Currently, Orfebres sells its products in Mexico and
also exports them  to                                          Central and South
America, the United States,  and,  in
small quantities, to some European countries.

(iii)     Loreto Plateado Fino
Loreto  is  in  the business of manufacturing and
commercializing several  types  of ornamental objects
elaborated on  fine  silver plate,  with a body of
craft objects elaborated in all  types  of metals,
particularly copper, brass, nickel  and  steel.
Loreto purchases  silver directly from the refinery
at the Loreto  plant as well and uses the purchased
silver to plate objects or figures
through  several  stages including immersion of  the
objects  or figures in electrolytic deposits
containing the necessary  agents and
proceeding  to  attain  the  desired  plate  and
thickness
stipulated,    polished   and   finished.
Currently,    Loreto
manufactures products on a demand only basis.

Item 3:   LEGAL PROCEEDINGS
The  Company  is not currently involved in any legal
proceedings which                            would
have a material adverse effect on its operations or financial condition and to the best of the Company's knowledge, no legal proceedings of a material nature are contemplated by any individuals, entities or governmental authorities, except as described below.

In  1977,  Mocatta Metals filed a lawsuit alleging
Compania  Real del  Monte  y Pachuca, S.A. de C.V.
defaulted under  terms  of  a purchase  and  sale
agreement.   The  total  amount  claimed  is
approximately $1,000,000.  The Company believes it
will  prevail in any further future court
proceedings, should they occur, based on government
dispositions in 1987.  However, an adverse judgment
could  include additional amounts for interest and
damages.   The
Company  has  recorded  a  reserve  of  $1,000,000
as  long-term liability for any further litigation.

Item 4:   CONTROL OF REGISTRANT

On August 2, 1996, the Shareholders authorized an increase in its capital from 100,000,000 shares, of which 80,000,000 shares may be issued as common shares with no par value and 20,000,000 shares may be issued as preferred shares, to an unlimited number of common shares and 20,000,000 preferred shares.
At March  31, 1997,
129,954,745 common shares were issued and outstanding.
The following table sets forth, at that date, the only persons or groups known to the Company to own more than 10 percent of the Company's outstanding common shares and the total number of common shares owned by the Company's directors and officers as a group at March 31, 1997:


       Identity  of  Persons  or  Group
Shares  Owned
Percentage of Class

      Grupo  Acerero  del Norte, S.A. de  C.V.
56,051,091 43.1%(1)
     Gwalia Consolidated Ltd. and
          Sons   of   Gwalia  Ltd.  (combined)
17,212,114 13.2%(2)
                                          Nixon
                                          Fork
                                          Joint
                                          Venture
                                          10,483,870
               8.1%(3) Caithness         Alaska
               Gold         Ltd.
     2,357,047   1.8%(4)
      Discovery Nominees & Co.
2,012,745
1.6%(5)
      Directors  and Officers as a  group
48,041 (6)

(1)  X.D. Autrey and A. Ancira are directors of Grupo
Acerero del Norte, S.A. de C.V.
(2) P.K. Lalor and C.J. Lalor are directors of both Gwalia
  Consolidated Ltd. and Sons of Gwalia Ltd.
(3) J.D. Bishop and G. Hoyl have an interest in Nixon Fork Joint Venture.
(4)   J.D. Bishop is the Chairman and CEO of
Caithness Resources,
  an affiliate of Caithness Alaska Gold.
(5)  W.W. Robinson is Manager of Discovery Nominees &
Co.
(6)  Less than 1%.


The Company is not aware of any shareholder, other than the foregoing shareholders, who own directly or indirectly more than 10 percent of the common shares of the Company other than; Caithness Alaska
Gold Limited which is a limited partnership having an indirect 49-percent interest in Nixon Fork
Joint Venture and which directly owns 2,357,047 common shares and Discovery Funds I-90 Limited
Partnership and Discovery Funds  II90  Limited
Partnership which are limited partnerships holding a 20-percent limited partnership interest in Caithness
Alaska Gold Limited which directly owns 2,012,745 common shares.

On October 10, 1996, the Company completed an equity
offering and received gross proceeds of Cdn$26,992,284
($19,963,493) from  the issuance  of  22,493,570
special warrants at a price of  Cdn$1.20 per  special
warrant.  The special warrants were exercised  into
separate  units,  each  consisting of one common
share  and  one common share purchase warrant.  Each
whole purchase warrant  will entitle the holder to
purchase one common share at Cdn$1.30 up to the  first
anniversary  of the closing  of  the  offering.               The
Company also issued 500,000 non-assignable underwriters' warrants under the offering, each of which entitles the holder thereof upon payment of Cdn$1.25 to acquire one common share and one-half common share purchase warrant on or before October
10, 1998. Closing of the offering occurred concurrently with the closing of the acquisition of the GRDM Subsidiaries.

In November and December 1995, the Company issued an
aggregate of 7,920,000  units  at  Cdn$1.20 per unit
for  total  proceeds  of Cdn$9,504,000  ($6,982,000).
Each  unit  was  comprised  of  one common  share  and
one-half common share purchase warrant.                      Each
common share purchase warrant entitled the holder to
acquire  one common share at Cdn$1.50 per share before
February 28, 1997.   No common   share   purchase
warrants  were  exercised   prior   to expiration.           Of  the 7,920,000
units, Gwalia  Consolidated  Ltd.
purchased  1,125,000 units; Discovery Nominees  &  Co.
purchased 562,500  units;  and  Caithness  Alaska
Gold Limited purchased 562,500 units. The related party transactions were on the same terms and conditions as arm's length purchasers.

On   July  6,  1995,  the  Company  issued  2,100,000
cumulative
preferential  convertible 7-percent Preference Shares,
Series 2 (Series 2 Preference Shares). The issue price was Cdn$1.00 and resulted in proceeds to the Company of $1.6 million. The shares earned a cumulative preferential 7-percent cash dividend payable semi-annually beginning December 31, 1995, were redeemable at the issue price on December 31, 1996, and were convertible at the option of the holders to 0.532 fully paid and non-assessable common shares for each Series 2 Preference Share, without further consideration from the holder. On
December 31, 1996, the Company redeemed the preference shares for Cdn$2,100,000 ($1,532,000). The obligation of the Company to pay the redemption price and any dividend was guaranteed by Gwalia
Consolidated  Ltd.  (Gwalia). The  Company  paid
Gwalia a guarantee fee of 1.5 percent of the proceeds from the issuance of the Series 2 Preference
Shares.

Item 5:   NATURE OF THE TRADING MARKET

The  Company's  common  shares are listed on  The
Toronto Stock Exchange (symbol KNV), were quoted on the NASDAQ National Market System from March 25,
1988 until December 1990 and are presently traded on the NASDAQ Small Cap Market (symbol KNVCF), have been traded on the Stuttgart Exchange since April 25, 1989
(symbol CNV-
SG),  and  on  Frankfurt and Berlin Exchanges since
December  19, 1996  (symbol CNV).  At December 31,
1996, 294 holders of record in the United States held 21,458,273 of the Company's common shares or 17 percent of the outstanding common shares as of that date.
The following table sets out the reported high and low sales or closing prices on The Toronto Stock
Exchange, the  NASDAQ  Stock Market and the Stuttgart
Exchange for the periods indicated:
                 NASDAQ  Toronto
        Small  Cap  MarketStock  ExchangeStuttgart
ExchangeFrankfurt ExchangeStuttgart Exchange
          (U.S.  Dollars)(Canadian
Dollars)(Duetchmarks)(Duetchmarks) (Duetchmarks)

              High Low High Low   High LowHigh  Low
High  Low

Fiscal Year ending June 30, 1995

1st Qtr.     $1.50$1.00$2.05$ 1.42$2.15$1.80N/A N/A
N/A  N/A
2nd Qtr.      1.310.68 1.000.85   2.001.30 N/A  N/A
N/A  N/A
3rd Qtr.      0.940.69 1.300.93   1.581.10 N/A  N/A
N/A  N/A
4th Qtr.      1.310.88 2.001.14   1.731.30 N/A  N/A
N/A  N/A

Fiscal Year ending June 30, 1996

1st Qtr.     $1.32$0.74$1.40$1.00$1.45$1.17N/A  N/A
N/A  N/A
2nd  Qtr.      1.410.75 1.401.02      1.44      1.16
N/A  N/A  N/A
N/A
3rd  Qtr.      1.410.91 1.90     1.20          2.06
1.30  N/A  N/A
N/A            N/A
4th  Qtr.      1.381.13 1.851.65             2.04
1.73   N/A  N/A
N/A            N/A

Six Months Ending December 31, 1996

1st Qtr.             $1.28   $0.84   $1.70 $1.10            $1.89
       $1.31   N/A N/A  N/AN/A
2nd Qtr.                    1.18        0.69     1.50        1.00
       1.56      1.26   (1)    (1)           (1)
(1)

(1)  No trading activity occurred until January 1997.


Item 6:EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
           SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital. However, the remittance of interest dividends or other payments to nonresident holders of the Company's shares are subject to withholding tax.

There  are  no  limitations under the laws of Canada
or  in  the charter or any other constituent
documents of the Company on  the right  of
foreigners to hold or vote the shares of the
Company. However, under the provisions of the
Investment Canada Act,  when control of a Canadian
business is acquired by a non-Canadian, the
transaction  may  be  reviewable  in  certain
circumstances   by Investment Canada, an agency of
the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation in respect to which the value of the assets or shares exceeds Cdn$5,000,000. In addition, certain transactions are specifically exempted from review.

Item 7:   TAXATION
Withholding
Generally, cash dividends paid by Canadian
corporations  to  nonCanadian   resident
shareholders  are  subject  to  a   Canadian
withholding tax of 25 percent.  However, pursuant to
Article X(2) of  the  Canada-United States tax
treaty,  dividends  paid  to  a resident  of  the
United States are only subject to a  15-percent
Canadian withholding tax.  Further, if the United
States resident owns               10  percent  or
more of the voting shares of  the  Canadian
company  paying  the dividends, the Canadian
withholding  tax  is reduced  to  10  percent.  In
addition to  dividend  withholding, interest  paid
to United States residents is subject  to  a  15
percent Canadian withholding tax pursuant to Article
XI(2) of the Canada-United States tax treaty.

Capital Gains

A non-Canadian resident purchaser who holds shares of
the Company as  capital  property will not be subject
to a  Canadian  tax  on capital  gains realized on
the disposition of such shares  unless such shares
are "taxable Canadian property" within the meaning of
the  Income Tax Act (Canada) and no relief is
afforded under  any applicable  tax  treaty.   The
shares of the Company would be taxable Canadian property of a non-resident purchaser if the non resident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length, or any combination thereof.

Item 8:   SELECTED FINANCIAL DATA

The following tables present selected financial data
relating  to the  financial condition and result of
operations of the Company, based  on  accounting
principles generally accepted  in  Canada, which for
the Company, are not materially different from those
in the  United  States.   Amounts are stated in
thousands of U.S. dollars, except per share amounts.

          As at December 31,        As at June 30,
                               1996    1996    1995
1994   1993 1992

Balance Sheet Data

Total Assets  $123,625(1)  $38,827 $38,508
$27,177$31,547$19,876 Long Term Debt and Convertible
     Subordinated Debentures
     (excluding current portions
      of  long-term debt)     30,644  16,677  28,755
17,806 6,904 9,626
Shareholders'  Equity (Deficit)52,872(1)2,169(2,627)
2,87211,800 2,896


    For the Six Months EndedFor the Year ended June
30,
    December 31, 1996       1996    1995     1994
                      19931992

Statements of Operations Data

Net   Sales           $11,456     $15,550$8,603
$14,881$10,429
$12,695
Net   Loss          (10,991)    (6,666)(5,763)(11,638)
(2)(7,325)
(1,690)
Loss  Per  Share       (0.14)    (0.14)(0.14)   (0.29)
(0.64)   (
0.16)
Cash Dividends Per
   Common Share       Nil     Nil    Nil      Nil
Nil  Nil
1)Increase is due to the acquisition of the GRDM
  Subsidiaries in exchange for 52,290,091 common shares.

2)The net loss in 1994 includes impairment losses of $5,227,000 for the Aurora and Barite Hill mines.

Exchange Rates

The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five years.

  Calendar       Average          Annual Range
Period
     Year        Rate             Low       High
Ending Rate

      1996       .7305         .7234     .7520
 .7297
     1995      .7399         .7097     .7702
 .7407
                                                             1994 .7366   .7028
                                            .7705
 .7129
     1993         .7758         .7436     .8047
 .7554
                                                             1992 .8280   .7768
                                            .8757
 .7865


The exchange rates are based on monthly averages published by the Federal Reserve for the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York.

At  May  21,  1997,  the New York City rate of
exchange  for  one Canadian  dollar  and one Mexican
Peso, as quoted  by  the  First Interstate  Bank of
Denver at 11:00 a.m. Mountain Standard  Time, was          0.7312 and 0.1272,
respectively, in U.S. dollars.
The following table sets forth the exchange rates for
one Mexican Peso  expressed in terms of the U.S.
dollar for the three  months ended December 31,         1996.
                            Average            Annual       Range
Period
                       Rate       Low            High
Ending
Rate

Three Months Ended
December    31,   1996          0.1278        0.1258       0.1330
0.1267


To date, the Company has paid no dividends and there are no current plans to pay dividends on common shares in the future.

Item 9:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL
          CONDITIONS AND RESULTS OF OPERATIONS

The  following discussion should be read in
conjunction with  the Company's  consolidated
financial statements  included  in  this
report.
Corporate Overview
On  June  28,  1996, a Share Purchase Agreement
(Agreement)  was signed  with Grupo Real del Monte,
S.A. de C.V. (GRDM) and  Grupo Acerero  del  Norte,
S.A. de C.V. (GAN) to  acquire  certain  of GRDM's
Subsidiaries.  The GRDM Subsidiaries own and operate
four mines  located  throughout Mexico.  The
operating  mines  include Compania de Real del Monte
y Pachuca, S.A. de C.V. (Pachuca),  an underground
silver and gold mine; Compania Minera El Baztan, S.A.
de C.V. (El Baztan) an underground copper mine;
Barita de Sonora, S.A.  de  C.V.  (Barita), an open-
pit barite mine;  and  Compania Minera  Magistral
del  Oro, S.A. de C.V.  (Magistral),  a  goldtailings
reprocessing operation.
Under  the  terms  of  the agreement, on October  10,
1996,  the Company  issued 52,290,091 common shares
to GRDM and  certain  of its shareholders in exchange
for all of the outstanding shares of the   GRDM
Subsidiaries.   The  Company  assumed  approximately
$39,000,000  of  consolidated debt of the GRDM
Subsidiaries  and agreed  to  grant GAN a 12 percent
royalty interest  in  the  net profits  from  the
GRDM Subsidiaries, with a minimum  amount  of
$500,000 being payable annually and credited towards
the  amounts payable under the royalty.  The maximum
amount payable under  the royalty  is $5,000,000.
GRDM has the right to nominate, but  not appoint,
one-half of the number of the members of the  Board
of Directors of the Company so long as it holds more
than 30 percent of the Company's common shares.
On October 10, 1996, the Company completed an equity
offering and received gross proceeds of
Cdn$26,992,284 ($19,963,493) from  the issuance  of
22,493,570 special warrants at a price of  Cdn$1.20
per  special  warrant.  The special warrants were
exercised  into separate units, each unit consisting
of one common share and onehalf  common share
purchase warrant.  Each whole purchase warrant will
entitle the holder to purchase one common share at
Cdn$1.30 up  to  the  anniversary of the closing  of
the  offering.                                                The
Company also issued 500,000 non-assignable underwriters' warrants in connection with the offering, each of which entitles the holder thereof upon payment of Cdn$1.25 to acquire one common share and one-half common share purchase warrant at Cdn$1.25 on or before October 10, 1998. Closing of the offering occurred concurrently with the closing of the acquisition on October 10, 1996.

During   the  six months ended December 31, 1996,
the Board of Directors voted to change the Company's fiscal year end from June 30 to December
31. The new year end coincides with the reporting requirements of the newly acquired Mexican subsidiaries and is effective December 31, 1996.

Prior  to  the acquisition of the outstanding shares
of the  GRDM Subsidiaries,  Pachuca signed a debt
refinancing  agreement  with Banpais   S.A.  on
February  19,  1996,  (Banpais  Restructuring
Agreement) for principal and interest payments owed
to the  bank, totaling $8.5 million.  The new loan is
payable in 16 semi-annual installments  beginning
August 23, 1998 and bears interest  at  a rate  of
LIBOR plus 10 percent.  On June 20, 1996, El Baztan
and Magistral each signed a restructuring agreement
with Banca Cremi, S.A. (Cremi Restructuring
Agreements), in the approximate amounts of  $3
million  and $4 million respectively.   The  amounts
are payable   in  48-monthly  installments  of
$62,000  and  $84,000 respectively beginning July 20,
1997, and bear interest at a rate of LIBOR plus 7.8 percent. The loan agreements with Banpais and Banca
Cremi are guaranteed by GAN.

Barita entered into a loan agreement with Banco
Invex, S.A. dated December  22,  1995, (Invex Credit
Agreement) in the amount of $1,500,000 for a term of 360 days. The interest rate on this loan is LIBOR plus 7 percent. In December of 1996, Barita agreed to extend the term of the loan in the amount of $1,250,000 for a period of 90 days, which was extended for an additional 90 day term, subsequent to December 31, 1996. The loan is guaranteed by GAN.

On  March 24, 1997, the Company entered into loan
agreements with two  shareholders  of  the Company.
GAN and Caithness  Resources agreed to loan the
Company $3,000,000 and $585,000, respectively. In
November and December of 1995, the Company issued an
aggregate of  7,920,000  units at Cdn$1.20 per unit
for total  proceeds  of Cdn$9,504,000  ($6,982,000).
Each  unit  was  comprised  of  one common  share
and one-half common share purchase warrant.   Each
common share purchase warrant entitled the holder to
acquire  one common share at Cdn$1.50 per share
before February 28, 1997.                                      No
common share purchase warrants were exercised prior to their expiration.

During December 1995, the terms of the Company's 3-percent convertible subordinated debentures were amended to extend the maturity two years, to March 1999, in exchange for reducing the conversion price to Cdn$1.20.

On   July  6,  1995,  the  Company  issued  2,100,000
cumulative preferential  convertible 7-percent
Preference Shares,  Series  2 (Series  2 Preference
Shares).  The issue price was Cdn$1.00  and resulted
in  net proceeds to the Company of $1.6  million.             The
shares  earned a cumulative preferential 7-percent
cash  dividend payable   semi-annually  beginning
December   31,   1995,   were redeemable  at  the
issue price on December 31,  1996,  and  were
convertible at the option of the holders to 0.532
fully paid  and non-assessable common shares for each
Series 2 Preference  Share, without  further
consideration from the holder.  On December  31,
1996,   the   Company   redeemed  the   preference
shares  for
Cdn$2,100,000 ($1,532,000).

As  of  December 31, 1996, the Company has a

remaining commitment of  23,865 ounces of gold for

repayment of its outstanding  Nixon Fork gold loan

and has 13,871 ounces of gold in forward contracts

remaining to be delivered at an average price of $417

per  ounce. On  March 31, 1997, the Company

terminated its outstanding  hedge which  resulted  in

a deferred gain of $735,000  which  will  be

recognized  under  the  original  delivery  terms

during   1997. Pachuca  entered into a Mineral Sale

Agreement with Prime  Metals dated  December 12,

1995, to sell between four and six tonnes  of fine

grain  silver with a grade of 99.98 percent at  COMEX

plus $0.10  per ounce from January 2, 1996, through

December 31, 1996. The Company renewed the contract

through December 1997.

Overview of Producing Mines

United States Operations

Nixon Fork

The  Nixon  Fork mine produced 13,264 ounces of gold
from  17,665 tonnes  of  ore  for  the  six months
ended  December  31,  1996. Continuing  mechanical
problems  and  development  delays   have prevented
the mine from reaching annual design production
levels of  60,000 ounces of gold from 50,000 tonnes
of ore.  The Company undertook  an extensive
maintenance program during the period  in an effort
to increase equipment availability and performance.
In
addition,  the  Company  has replaced  mine-site
management  and corporate operations personnel to
improve production.
Development drilling since inception of the mine has
been focused on  step-out  drilling in the immediate
area of  the  proven  and probable  reserve.  This
drilling has resulted in a net  increase in  reserves
during the six months ended December 31,  1996,  of
31,240  tonnes with a grade of 25.50 grams per tonne
for a  total of 25,539 ounces of gold.
District-wide  exploration at Nixon Fork has
identified  several important  areas  for  further
work.   During  the  period  ended December 31, 1996,
the Company completed an aero-magnetic  survey of
the  entire  56,000-acre land holding  at  Nixon
Fork  which identified several magnetic anomalies.
This work, in conjunction with  anomalous surface
sampling, has confirmed the  presence  of skarn-type
gold  mineralization at near by Eagle  Creek  over  a
strike  length  of 6,000 feet that appears to be
similar  to  the Nixon Fork mineralization currently
being mined.  The Company  is planning on continuing
to explore the Eagle Creek area with 1,200 meters  of
drilling,  1,000  meters  of  trenching,  geophysical
interpretation, sampling and mapping during 1997.
Aurora
The Aurora mine produced 5,348 ounces of gold from
62,802  tonnes of  ore  for the six months ended
December 31, 1996.  A delay  in reaching full
production during July and August as a result of  a
high-wall  failure in March 1996 contributed to the
shortfall  in ounce production for the six-month
period.
During  the six months ended December 1996, the
Company completed its planned drilling program to
define and delineate the Martinez deposit discovered
during 1995.  The Company completed a total of 38,277
feet in this drilling program.  The Company has
completed an  internal  feasibility study related to
the  Martinez  deposit which shows a positive net
present value and an extension of  the mine  life  at
Aurora.   The Company is evaluating  its  options
relative to necessary expansion of its tailings
impoundment,  its milling and mining capacity
relative to the Martinez deposit.
Barite Hill Mine
The  Company exhausted the reserves at Barite Hill,
ceased mining of ore and began reclamation during
fiscal 1995.  The reclamation plan  provides  for
closure of the heap through a permanent  clay cap
which  was completed in 1996 and back-fill of the
main  pit area  to allow free drainage. The Company
has spent $434,000  and $1,231,000  on reclamation
for the six months ended December  31, 1996,  and
for the year ended June 30, 1996, respectively.               The
Company has a remaining accrued balance of $1,326,000
for  future reclamation  which  is  estimated  to  be
sufficient  to   cover reclamation   costs  which
are  expected  to  be   substantially completed
during 1997.  For accounting purposes, gold  sales
at Barite  Hill during fiscal 1996, net of related
costs, are offset against ongoing reclamation costs
which had been accrued in prior years.   During the
six months ended December 31,  1996  and  the years
ended  June  30,  1995  and  1994,  the  Company
took  an impairment   charge  of  $113,000,  $400,000
and  $1.9   million respectively, against the Barite
Hill property and equipment.

Mexican Operations

Real del Monte y Pachuca

The  Pachuca  operations  consist of the  San  Juan
Pachuca,  La
Purisima  and  La  Rica  underground mines.   Ore  is
mined  and processed  from vein deposits and old
tailings.  During  calendar 1996,
Pachuca   continued  to  work  to  open  two
additional
underground  mines, Dos Carlos and Alamo-Paricutin.
The  Pachuca
mining  district has been in continuous production
for  over  465 years  and  is  currently  being
mined  by  the  Company  within concessions            covering
approximately  46,900  hectares  of  which
45,234  are  exploration  concessions  and  1,666
hectares   are
exploitation concessions. The exploration concessions held by Pachuca expire in December
1999 and are renewable at the option of the Company and the exploitation concessions expire in December 2043.

Subsequent  to  the acquisition of the GRDM
Subsidiaries,  during the  three  months  ended
December 31,  1996,  Pachuca  produced 311,966
ounces  of silver and 2,954 ounces of gold  from
79,264 tonnes  of  ore  milled.   Of  this, 4,464
tonnes  of  ore  were processed  from  the  Company's
Coscotitlan  tailings  and
the
remainder  from  its  underground mines.   Production
was  below forecast  for  the period due to labor
turnover  related  to  the Company's  renegotiation
of its Section 2  union  agreement,  ore grade  being
below  the plan due to higher mining  dilution  and
delays  in  the purchase, delivery and installation
of         planned
capital expenditures.

The Company is planning to expand its production levels during 1997 by increasing daily tonnage with the installation of new equipment, better grade control and planned improvements at its Loreto ore processing facility located in Pachuca.

In  addition  to exploration related to normal mine
development, during  the                               three  months ended
December 31, 1996,  the  Company
continued  to  work  in the Dos Carlos mine to
rehabilitate  the shaft to dewater levels 100 meters
below the current water level. The   Company  also
carried out review and analysis of the information available regarding the Geminis, Alamo-
Paricutin and El Chico areas. However, in order to convert these resources to mineable reserves, it will be necessary to clear and resample old mine workings, as well as design and implement a systematic exploration program including sampling and/or drilling sufficient to confirm the resource.

El Baztan

The  El  Baztan operations consist of two underground
mines,  the Vista  Hermosa and El Arroyo mines.  The
operations  process  ore from  skarn                   and  vein deposits
and produce a copper  concentrate
containing   by-product  gold.   The  Company  holds
concessions
covering approximately 44,122 hectares of which 40,598 hectares are exploration concessions and 3,524 hectares are exploitation concessions.
Approximately 40,098 of the exploration concessions expire in 2046 and approximately 3,300 of the exploitation concessions expire between 2018 and 2045.

Subsequent  to  the acquisition of the GRDM
Subsidiaries,  during the  three  months  ended
December 31, 1996, El  Baztan  produced 2,058  tonnes
of copper concentrate for shipment containing
25.27
percent  copper  from 31,508 tonnes of ore  milled.    Production
during the period was below plan due to interruptions in electrical supply from CFE, the government electric utility. Shipments of the Company's concentrates were limited by the smelter at San
Luis Potosi. The Company is looking to expand its marketing efforts to either find additional markets for its concentrates or to increase shipments to San Luis Potosi.

Exploration  during  the three months ended  December
31,  1996,
consisted  of review of aero-magnetic surveys to
identify  future exploration targets, driving
underground workings and geochemical surface
surveys.   The  Company  plans  to  follow  up  on       the
exploration targets in the El Arroyo and Vista
Hermosa mines as well as the Ojo de Agua zone located south of the El Arroyo vein where a series of stockworks with anomalous copper and gold values have been found.

Barita de Sonora

Barita's  operations consist of several small open-
pit  mines,  a crushing  plant,  and two separate
processing circuits  producing bulk  and  ground
barite material for use in the drilling  fluids
industry.  The majority of Barita's production has
been  sold  to PEMEX  as  a  component  of  drilling
mud.   The  Company  holds exploitation concessions
covering 5,000 hectares which expire in 2040 and 10,000 hectares of exploitation concessions which expire in 2046.

Subsequent  to  the acquisition of the GRDM
Subsidiaries,  during the  three months ended
December 31, 1996, Barita produced 17,520 tonnes  of
bulk  barite and 309 tonnes of  milled  barite.          The
Company was processing low-grade material during the
period which resulted  in lower than planned
production levels.  In  addition, equipment
availability,   staff   turnover   and   maintenance
difficulties have resulted in quality shortfalls.
Subsequent to December 31, 1996, the Company has instituted a new maintenance program, replaced its managerial staff and reorganized the operations to address these problems.

Subsequent  to  the period ended December 31, 1996,
the  Company began  the  first  phase  of a drilling
program  to  develop  new reserves in the vicinity of
its processing facility.  The Company commissioned  a
review of Barita's operations by an  independent
engineering  firm, Anderson and Schwab, Inc. which
recommends  a 5,000-meter drilling program to
increase its proven and  probable reserves.   The
drilling for this exploration program is planned to be carried out during 1997.

Magistral del Oro

Magistral  operations consist of heap leaching
tailings  from  an underground mining operation which
was closed in 1962.  The  heap leaching   was
started  in  December  1992  and  has                    operated
intermittently.  The Company holds approximately
5,300 hectares under exploration concessions which expire between September 1999 and October 2001.

Subsequent  to  the acquisition of the GRDM
Subsidiaries,  during the  three  months  ended
December 31, 1996, the Company added 25,727 tonnes of ore grading 67.18 grams per tonne to its existing heap and produced 1,094 ounces of gold.
The production of ounces has been less than plan due to excessive copper loading in the process solution.
The Company stopped adding new tailings to the heap leaching operation subsequent to year end and has begun a series of tests to determine the proper heap heights, solution parameters and recovery methods. The results of the tests are expected during the second and third quarters of 1997.
Restarting the reprocessing of tailings will be dependent upon the results of the tests. The
Company has reduced its personnel and renegotiated its tailings purchase agreements with the Ejido El
Magistral subsequent to December 31, 1996, to reduce costs during the test period.

The  Company believes Magistral concessions have good
exploration potential.   The  property  has three
main  vein-type  structures
(Cocinera,  Los Tiros, and Las Marias), as well as
two  brecciatype  bodies  (El  Preson  and
Gavilana).   Collectively,  these structures  have
substantial potential  for  the           discovery
of
additional  geologic  resources.   Mineralization
suggests that there is merit in additional exploration to add to the existing geologic resource.

Results of Operations

Gold Production and Sales

Production and sales from the Company's mines for the six months ended December 31, 1996 and each of the years in the three year period ended June 30, 1996 are as follows:

Six Months Ended                          Year Ended
June 30,
                December 31, 1996      1996      1995
1994
Gold equivalent production (oz):
  Nixon Fork mine          13,968    34,144         -        -
  Aurora mine               5,537    13,359    14,949
11,030
  Barite Hill mine              -         -     5,499
18,793
Total production           19,505    47,503    20,448
29,823 Decrease  (increase) in inventory       1,098
(3,607)     1,508 1,198
Gold equivalent sold       20,603    43,896    21,956
31,021

Silver equivalent production (oz):
  Pachuca mine            542,415         -         -        -
Decrease  (increase) in inventory     55,682
-    -
-
Silver equivalent sold    598,097         -         -        -

Contained copper production (lb):
  El Baztan mine        1,146,527         -         -        -
Decrease (increase) in inventory474,099   -         -        -
Copper sold             1,620,626         -         -        -

The above table uses the following metals prices when calculating equivalent units: gold, $369.00 per ounce; silver, $4.73 per ounce; and copper, $1.03 per pound.

Revenue

Net sales increased $8.2 million in the six months
ended December 31,  1996,  compared to the same
period of the prior  year  as  a result  of  the
Nixon Fork mine being in production for the  full six
months and the addition of $4.4 million in revenue
from  the GRDM  Subsidiaries  which were purchased in
October  1996.   The average  price of gold received,
including the effect of  hedging losses  during the
six months ended December 31, 1996,  was  $340
compared to $395 in the prior year.  The average
price of  silver received  from the Company's
operations in Mexico was  $4.99  per ounce  during
the  three months ended December  31,  1996.   The
average price of copper concentrate received from the Company's operations in Mexico was $520 per tonne during the three months ended December 31, 1996.

Net  sales of precious metals and mineral products
during  fiscal 1996 were $7.9 million higher than
fiscal 1995 as a result of the commencement of
production at the Nixon Fork mine.  During fiscal
1996, the Company sold 21,940 ounces of gold more
than were  sold during fiscal 1995. The average price
received per ounce of  gold was  $371,  including the
recognition of deferred hedging  losses and  before
royalties.  The Company had deferred $1.3 million  of
losses  from the early termination of a hedge
position in  fiscal
1995  and  has recognized $1.1 million of these
losses in  fiscal 1996.
Net  sales of precious metals and mineral products
decreased from 1994 to 1995 by $3.2 million. This was
primarily attributable  to a  decrease of 9,065
ounces of gold sold and a reduction  in  the average
realized price of gold per ounce from $395 in fiscal
1995 compared  to  $411  in  fiscal  1994  (including
recognition  of deferred  hedging activities).   The
forward and futures contract gain,  net  decreased by
$3.1 million from 1994 to 1995.   During 1995,  the
Company recognized amortization of deferred  gains
of $0.3 million, which were realized in prior
periods, compared to a $3.1  million gain recognized
in 1994.  These deferred gains were offset  by  a
$0.1 million loss on early termination of  a  hedge
position during 1995.
Operating Costs and Expenses
Production costs during the six months ended December
31,  1996, increased  $9.8 million as a result of
$4.4 million of additional production costs at Nixon
Fork which was in production  for  twoand-one-half
months in the same period of 1995 and  due  to  the
addition of the Mexican operations which had
production costs  of $5.3 million in the three months
ended December 31, 1996.
Production  costs during fiscal 1996 increased  by
$1.8  million over  fiscal  1995 due to the startup
at Nixon Fork.   Production increased 200 percent
from fiscal 1995 to fiscal 1996 with 47,503 ounces
produced compared to 20,448 ounces of gold  during
1995. Production  costs at Aurora were impacted by a
high-wall  failure which reduced available high-grade
ore and therefore reduced gold production  during the
fourth quarter of fiscal 1996.   Costs  at Nixon
Fork   were  impacted  by  the  mechanical  failures          in
January and February 1996.

Production costs decreased by $2.7 million from fiscal 1994 to fiscal 1995 due to the cessation of mining at Barite Hill in October 1994 coupled with cost controls and better ore grade at Aurora.
The stripping ratio at Aurora was reduced from  35:1
to 17:1 and the tonnes milled increased from 112,049 to 119,573 from 1994 to 1995.

Operating  cash cost of production for the Company's
two  primary gold  producing mines for the six months
ended December 31,  1996 were $520 per gold ounce
compared to costs for the gold producing mines  in
the year ended June 30, 1996 of $257 per ounce of
gold. This  compares with $387 per ounce in 1995 and
$442 per ounce  in 1994.  The increase for the six
month period ending December  31, 1996 is
attributable to a combination of  lower tonnage and
grade at  Nixon  Fork coupled with a high fixed cost
component  at  the Nixon  Fork  mine.  Additionally,
during the same  period  Aurora processed  low-grade
ore during July and August  of  1996  as  a result of
a high wall failure in March of 1996.  During the
three months  ended December 31, 1996, the cash
operating cost  at  the Company's Pachuca mine was
$6.54 per equivalent ounce of  silver. The  high
production costs are attributable to under
utilization of  productive  capacity  as a result of
turnover  and  training issues  after  the
implementation of a new labor  agreement  and delays
in putting new capital equipment in place.  Cash
costs  at the  Company's  El  Baztan copper mine were
$0.63  per  pound  of copper produced during the
three months ended December 31,  1996. A low
production rate of barite at Barita compared to plan
caused the  cash  cost of Barita to be $36 per tonne
before freight  for the  three months ended December
31, 1996.   In order to  improve the  cash  cost  for
1997, the Company has changed management  at Nixon
Fork, Pachuca and Barita, has ordered new capital
equipment
at  Nixon  Fork  and Pachuca, has implemented grade
control  and bonus  programs at Nixon Fork and
Pachuca, has temporarily halted tailings  stacking
operations and reduced staff at Magistral  del Oro
and has implemented a reserve development program to
provide higher ore grades at Barita.  Production from
the Nixon Fork mine contributed to the reduction from
1995 to 1996, while  the  major reasons  for  the
decrease in fiscal 1995 over 1994  were  higher grade
and  lower stripping ratio at Aurora and  lower
costs  at Barite Hill.
Depreciation, depletion and amortization (DD&A), was
$3.7 million for  the six months ended December 31,
1996, and $6.2 million for fiscal  1996, almost five
times the DD&A for the same periods  in 1995, as a
result of the new production coming onstream from
the Nixon  Fork  mine and the acquisition of the
Mexican subsidiaries which  added  $1.3  million in
DD&A in  the  three  months  ended December  31,
1996.  DD&A was $3.9 million less in  fiscal  1995
than fiscal 1994 as a result of the impairments recorded at Barite Hill and Aurora in 1994. No
DD&A was incurred on Barite Hill during 1995 compared to $3.5 million in 1994.

During  the six months ended December 31, 1996, and
fiscal  1995, the  Company  reduced  the  net book
value  of  the  Barite  Hill property  by  $113,000
and $400,000,  respectively,                           through  a
charge to operations based upon an independent estimate of recoverable value. The Company wrote-down Aurora by $3.3 million and Barite Hill by $1.9 million during fiscal 1994.

General  and  administrative expenses were  $1.5
million  higher during  the  six  months ended
December 31, 1996, than for the comparable prior period. Additional administrative personnel and the GRDM Subsidiaries contributed $1.1 million in additional costs during the six months ended December
31, 1996, compared  to the  six month period ended
December 31, 1995.  Additional  costs related  to
Nixon Fork combined with mergers and acquisition due diligence as well as finance and legal costs also contributed to these increases. General and administrative costs increased $0.3 million in fiscal 1996 compared to fiscal 1995 as a result of general and administrative costs related to bringing the Nixon Fork mine into production. General and administrative costs decreased by $0.4 million in 1995 due to reductions in salary expenses of $0.1 million and reductions in administrative charges of $0.2 million from the prior year as a result of the closure of Kingston in 1994.

Exploration costs were relatively constant during the equivalent periods with a less than $0.1 million increase in costs during the six months ended
December 31, 1996. Exploration costs were $0.1 million lower during fiscal 1996 compared to fiscal
1995. Exploration costs increased $0.1 million in fiscal 1995 from fiscal 1994.

Other Income (Expense)

Interest  expense for the six months ended December
31, 1996  was $2.0  million  higher compared to the
same period for  the  prior year  primarily as a
result of the increased debt associated with the
acquisition  of  the  GRDM  Subsidiaries  in  October
1996. Interest  expense on Mexican debt was $2.2
million for the  three months  ended  December  31,
1996.  Interest  expense  was  $1.0 million higher in
fiscal 1996 compared to fiscal 1995 as a result of
the interest on the ING gold loan for the Nixon Fork
mine and interest  on  the  debentures  and dividends
on  the  preference shares.  Interest expense, net of
capitalized interest, increased during  fiscal 1995
by $0.1 million as the result of  the  Cdn$19 million
3-percent convertible debentures issued in March of
1994 and  the completion of the $18.8 million gold
loan in April 1995.
During  1995,  the  Company capitalized $0.5 million
of  finance charges related to debt incurred to
finance development of  Nixon Fork.
There  were no significant sales or dispositions
during  the  six months  ended  December 31, 1996 or
fiscal 1996.   During  fiscal 1995  the  Company
realized a $0.3 million gain on  the  sale                   of
equipment at Barite Hill and in fiscal 1994 the Company realized a $0.3 million loss on the sale of Kingston equipment.

Net Loss

During  the  six  months  ended December 31,  1996,
the  Company reported  a  net  loss  of $11.0
million ($0.14  per  share)                                  on
revenue  of $11.5 million compared to a net loss of
$1.5  million ($0.03  per  share) on revenue of $4.9
million for the comparable period  of 1995.  The loss
is primarily attributable to  the  low production  at
Nixon Fork, Pachuca and Barita coupled  with  high
fixed  costs at Nixon Fork and Pachuca. Included in
the net  loss reported for the six months ended
December 31, 1996 is a non-cash write-off of $242,000
for a gold hedging program which  had  been
terminated  during  fiscal  1995,  depreciation,
depletion                                                 and
amortization  from  mining operations of $3.7
million,  and  $0.5 million  of  amortization of
deferred finance charges related                             to
Nixon Fork.

In  fiscal 1996, the Company reported a net loss of
$6.7  million ($0.14 per share) on revenue of $15.6
million, compared to a  net loss  of  $5.8  million
($0.14 per share)  on  revenues  of  $8.6 million
for  fiscal 1995.  The loss in fiscal 1996 is
primarily attributable  to  start up costs and
equipment  breakdowns  which delayed  achieving full
design production rates and economics                        at
the Nixon Fork mine. Included in the net loss reported for fiscal 1996 is a non-cash write off of $1,088,000 for a gold hedging program which had been terminated in the previous fiscal year and $865,000 of amortization of deferred finance charges related to the Nixon Fork project gold loan.

In  fiscal 1995, the Company reported a net loss of
$5.8  million ($0.14  per share) on revenue of $8.6
million compared to  a  net loss  of  $11.6  million
($0.29 per share) on revenues  of  $14.9 million  in
fiscal 1994.  The major difference  is  due  to  the
write-down of assets at Aurora and Barite Hill in
fiscal 1994 and reduced operating costs in fiscal
1995.  The loss in fiscal  1995 includes  a  $1.5
million additional accrual for  reclamation                  at
Barite Hill.

Capital Resources and Liquidity

Capital Expenditures

During the six months ended December 31, 1996, the
Company  spent $3.26 million on capital and
exploration projects including $0.25 million on
Pachuca, $0.04 million on El Baztan, $0.17 million           on
Barita  de Sonora, $0.4 million on Barite Hill
reclamation,  $0.9 million  on  costs  related  to
the  acquisition  of  the                                 GRDM
Subsidiaries, $0.2 million for sustaining capital at Aurora, and $0.1 million on sustaining capital expenditures at Nixon Fork. Capitalized exploration costs included $0.9 million at Nixon Fork and $0.3 million at the Martinez deposit at Aurora.

During  fiscal 1996, the Company spent $5.0 million
on completing the  development at the Nixon Fork
mine, $3.8 million on  mineral properties  for  the
acquisition of the  Doyon  Leasehold,  $0.6 million
at Aurora for capital and $1.3 million at Barite Hill        on
reclamation,  and $0.4 million on costs related to
the  business
combination  with GRDM.  The development at Nixon
Fork  included $3.8   million  for  construction  of
infrastructure                                   and
the
processing facility and $0.4 million for mine development. Capital expenditures at Aurora included expansion of the tailings impoundment and mine equipment refurbishment, and exploration and development of the Martinez deposit. Capital expenditures at Barite Hill were for reclamation of the Rainsford pit and construction of the permanent clay cap.

In   fiscal  1995,  the  Company  spent  $12.9
million  on the
development  of  Nixon Fork, $1.3 million  at
Aurora,  and  $0.7 million  at Barite Hill.  The
development at Nixon Fork  included $9.1   million
for  construction  of  infrastructure            and
the
processing  facility,  $1.8 million for  mine
development,  $0.8 million  for  exploration, $0.5
million of capitalized  interest, and  $0.4  million
of capitalized costs related to the gold  loan
completed in April 1995.  Capital expenditures at
Aurora included expansion                        of
the  tailings  impoundment  and  mine
equipment
refurbishment. Capital spent at Barite Hill was for reclamation of the Rainsford pit, waste dump, reusable leach pad area, and crusher area.

In fiscal 1994, the Company spent $3.4 million on the
development of  Nixon  Fork, $0.9 million on capital
improvements at
Aurora,
and  $0.3 million at Barite Hill.  The development at
Nixon  Fork included  the feasibility study completed
in December  1993,  the purchase  of  the  balance
of  the  property,  and  the
initial
development of the underground mine in the spring of
1994.       The
improvements  at Aurora included expansion of the
tailings  pond, one  new  mining  truck, and
completion of the expansion
of  the
mill.   Most  of  the capital spent at Barite Hill
during fiscal 1994 was for a new permanent pad and water treatment facilities.

Preference Shares

On   July  6,  1995,  the  Company  issued  2,100,000
cumulative
preferential  convertible 7-percent Preference
Shares,  Series  2 (Series  2 Preference Shares).
The issue price was Cdn$1.00  per share  and
resulted in proceeds to the Company of $1.6  million.
The  shares  earned a cumulative preferential 7-
percent  dividend payable   semi-annually  beginning
December   31,
1995,   were
redeemable  at  the issue price on December 31,
1996,  and  were convertible at the option of the
holders to 0.532 fully paid  and non-assessable
common shares for each Series 2 Preference  Share,
without  further consideration from the holder.  On
December  31, 1996,   the   Company   redeemed  the
preference  shares                               for
Cdn$2,100,000 ($1,532,000).  The obligation of the
Company to pay the redemption price and any dividend was guaranteed by
Gwalia.
The  Company paid Gwalia a one-time guarantee fee of
1.5         percent
of the proceeds. The shares were redeemed by the Company on December 31, 1996.

Common Shares and Convertible Subordinated Debentures

In March 1996, the Company entered into a detailed letter of intent to enter into a business combination with GRDM and GAN to acquire all of the shares in the GRDM Subsidiaries, which letter of intent was superseded by the Share Purchase
Agreement.  The
GRDM Subsidiaries own and operate four mines located in Mexico.

Under  the  terms  of the Share Purchase Agreement,
the         Company
issued  52,290,091  common shares to  GRDM  and
certain       of  its
shareholders  in exchange for all of the shares  of
the         Mexican
operations.   In addition, the Company granted GAN  a
12-percent interest in the net profits from the GRDM Subsidiaries for a maximum of $5,000,000 over a term not to exceed 10 years.

On October 10, 1996, the Company completed an equity
offering and received gross proceeds of
Cdn$26,992,284 ($19,963,493) from  the issuance  of
22,493,570 special warrants at a price of  Cdn$1.20
per  special  warrant.  The special warrants were
exercised  into separate units, each unit consisting
of one common share and onehalf  common share
purchase warrant.  Each whole purchase warrant
entitles  the holder to purchase one common share at
Cdn$1.30  up to  the  first  anniversary of the
closing of the offering.                                     The
Company also issued 500,000 non-assignable underwriters' warrants in connection with the offering, each of which entitles the holder thereof upon payment of Cdn$1.25 to acquire one common share and one-half of one common share purchase warrant on or before October 10, 1998.
Closing of the offering occurred concurrently with the closing of the acquisition of the GRDM
Subsidiaries.

The Company received $6.5 million in cash in November and December 1995 from the issuance of 7,920,000 units at Cdn$1.20 per unit resulting in gross proceeds of Cdn$9,504,000. Each of the 7,920,000 units issued November and December
1995 was comprised of one common share and one-half common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one common share at Cdn.$1.50 per share at any time prior to February 28, 1997. No common share purchase warrants were exercised prior to their expiration.

A  total  of 1,610,052 common shares valued at $1.3
million  were subscribed   to  as  partial
consideration  for  a  mining                                and
exploration lease with Doyon Limited, an Alaskan native regional corporation, which covers 46,000 acres along the Kuskokwim gold trend in Alaska.
Of these, 536,684 common shares have been issued and 1,073,386 common shares will be issued to Doyon Limited during 1997 and 1998.

The Company sold $12.7 million, net of issuance costs, of convertible subordinated debentures in April of 1994.

Hedging Activities

As of December 31, 1996, the Company had 13,871 ounces of gold hedged under the contract with monthly deliveries scheduled through September 1997 at an average price of $417 per ounce. On March 31, 1997, the Company terminated its outstanding hedge with ING, which resulted in a deferred gain of $735,000. The deferred gain will be recognized over the original delivery period of the contract during 1997.

Pachuca  entered into a Mineral Sale Agreement with
Prime Metals, dated  December 12, 1995, to sell
monthly between  four  and  six tonnes of fine grain
silver, with grade of 99.98 percent at COMEX plus
$0.10 per ounce, from January 2, 1996, through
December  31, 1996.   Pachuca renewed the agreement
through December 31, 1997.

Liquidity

The  Company's investment in exploration, development
of  mineral properties  and  mine construction during
the  six  months  ended December  31, 1996, and the
years ended June 30, 1996  and  1995, and  losses
from mining operations are primarily responsible  for
the  current  working capital deficit.  The Company's
investments and  losses over the same period have
been financed by a  portion of  the  proceeds  from
equity and debt  issuances  and  working capital.
The Company has received a commitment from Standard
New York,  Inc. and Standard Bank London Limited
(Standard)  to  make available  $45,000,000 in credit
facilities for the restructuring
of  the  Company's  existing bank debt and  the
provision  of  a comprehensive  hedging facility.
The commitment by  Standard  is subject  to certain
conditions; primarily satisfactory completion of
legal  and engineering due-diligence reviews of the
Company's six  operating mines and negotiation of
definitive documentation, including  the  specific
terms of certain  coverage  ratios  and covenants.
During  the  six  months  ended December 31,  1996,
the  Company completed  the acquisition of the GRDM
Subsidiaries  through  the issuance  of  52,290,091
common  shares  of  the  Company.                           In
addition,  the  Company raised gross proceeds  of
Cdn$26,992,284 ($19,963,493)   through  the  issuance
of   22,493,570    special
warrants.   The  Company's ability to fund continued
growth  and expansion  is  dependent  upon  achieving
cash  flow  from   its operations, obtaining project
financing or issuing equity or debt securities.  The
Company plans to use existing cash resources for capital expenditures and exploration at its existing mines as directed by management of the Company and approved by the Board of Directors.
The Company anticipates that the completion of proposed exploration and capital expenditures programs will require additional funding. There can be no assurance that funds or arrangements will be available at terms acceptable to the Company or at all. If the Company is unable to fund the current working capital deficit, proposed capital expenditures will be curtailed.

Future Operations

The  success of the Company will depend upon a number
of factors, such as the marketability, and prices of
gold, silver and copper, competition  with  companies
having greater  resources,  and  the operational  and
production risks involved in mineral exploration and
development.  The business of exploration for
minerals  and mining  involves a high degree of risk.
Few properties that  are explored are ultimately
developed into producing mines.
Unusual
or  unexpected  formations,  formation  pressures,
fires,  power outages, labor disruptions, flooding,
explosions, cave-ins,  land slides
and  the  inability  to  obtain  suitable  or
adequate
machinery, equipment or labor are risks involved in
the operation of  mines  and the conduct of
exploration programs.  The  Company has  relied and
may continue to rely upon consultants and  others for
construction  and  operating expertise.   The
economics  of developing gold and other mineral
properties is affected by  many factors including the
cost of operations, variations of the grade of  ore
mined, fluctuating mineral markets and cost of
processing equipment.   The  Company  anticipates
that the completion of existing exploration and development projects will require additional funding. There can be no assurance that such funds will be available at terms acceptable to the Company or at all.

Any  future decision to commence or expand operations
at  current properties  or  to  finance,  acquire  or
develop  new       mineral
properties, will depend not only upon the quantity
and quality of mineral  reserves  resulting  from
exploration  activities   and related  feasibility
studies  and recommendations  of  qualified engineers
and/or  geologists, but also on the consideration
and evaluation of other significant factors.  These
include, but  are not  limited to: (1) cost of
bringing a property into production, including  such
costs  as  exploration  and  development   work,
preparation of feasibility studies and construction
of production facilities;   (2)  availability  and
cost  of   financing;   (3) availability of and
success in structuring agreements with  joint venture
and project development partners; (4) ongoing  costs
of production;  (5) market prices for the minerals to
be  produced; (6)  environmental compliance
regulations and restraints; and (7)
governmental regulation and control.
The  Company's growth and future financial
performance will  also continue  to  be  dependent
upon many  other  unpredictable  and cyclical
factors   beyond  the  Company's  control,
including fluctuations in the market prices of and
changes in world markets for  metals and minerals.
While inflation presently is at  modest levels,
inflation  rates  may rise in  the  future  which
would adversely affect operating costs.
Environmental Matters and Governmental Regulation
Current proposals to modify United States and Mexican
mining laws may  significantly  increase  the  costs
of  exploring  for  and developing  mineral resources
on government lands in  the  United States  and
Mexico where the Company operates.  These  proposals
are  likely  to continue to receive attention from
lawmakers  and there can be no assurance that such
proposals will not eventually be                           enacted.
Government  regulations,  including  regulations
relating  to  royalties,  allowable  production,
importing   and
exporting of minerals, and environmental protections may affect the Company's ability to economically develop gold and other mineral properties.

The  Company's  mining interests outside the United
States  host economic reserves of silver, gold and
other minerals but  factors such   as                      political
instability,  expropriation  of  property,
opposition  and  harassment  from  local  miners,  as
well   as governmental  regulation, may prevent or
restrict mining of any such deposits or repatriation of profits.

The  Mexican operations are subject to Mexican
federal and  state laws   and  regulations  relating
to  the  protection   of                                   the
environment,  including regulations concerning  water
pollution, air pollution, noise pollution and
hazardous substance discharge. The  principal
legislation  is the Ley  General  del  Equilibrio
Ecologico  y Proteccion al Ambiente.  The Mexican
federal  agency in  charge of monitoring compliance
and enforcing law is PROFEPA. The  Mexican
environmental regulating authority is the  Secretari
del  Medio Ambiente, Recursos Naturales y Pesca (the
Ministry  of the  Environment and Natural Resources
and Fishing).   Under  the Ecological  Law,  rules
have been promulgated  concerning  water pollution,
air   pollution,  noise  pollution   and   hazardous
substances.   PROFEPA  can  bring  administrative
and   criminal proceedings against companies that
violate environmental laws and it also has the power to close noncomplying facilities.

Mexican   environmental  regulations  have  become
increasingly stringent over the last decade.  This
trend is likely to continue and may be influenced by
the environmental agreement entered into by Mexico,
the United States and Canada in connection with
NAFTA. Accordingly,  there  can  be  no  assurance
that   the   Mexican operations  will  not be subject
to stricter Mexican federal or state environmental laws or regulations, or their interpretation or enforcement in the future.

The   Company's   United  States  operations   are
subject   to comprehensive  regulation with respect
to  environmental,  safety and  similar  matters  by
the United States  Department  of  the Interior,           (Bureau  of  Land
Management);  the  United                                  States
Department  of  Agriculture (United States Forest
Service);  the United  States Environmental
Protection Agency (EPA); the  United States  Mine
Safety and Health Administration (MSHA); and similar
state  and  local  agencies.   Failure to comply with
applicable laws,  regulations and permits can result
in injunctive  actions, damages and civil and
criminal penalties.  If the Company expands
or   changes  its  existing  operations  or  proposes
any  new
operations, it may be required to obtain additional or amended permits or authorizations.

Like  all mining operations in the United States, the
Company  is subject  to  a  multitude of environmental
laws  and  regulations promulgated  by federal, state,
and local governments  including, but  not limited to
the National Environmental Policy Act (NEPA); the       Comprehensive
Environmental,  Response,  Compensation  and
Liability Act (CERCLA); the Clean Air Act (CAA); the
Clean  Water Act  (CWA);  the Hazardous Materials
Transportation Act,  (HMTA); and,  the Toxic
Substances Control Act, (TSCA). The environmental laws and regulations to which the Company is subject provide strict permitting and operating requirements and noncompliance can result in the imposition of material fines and other costs. In particular, CERCLA, commonly called the "Superfund Act", contains stringent reporting requirements for the release or disposal of hazardous substances, with substantial fines for noncompliance. In addition, under CERCLA, any party responsible for the release or threatened release of a hazardous substance into the environment is liable for all cleanup costs.
Responsible parties under CERCLA include the owner or operator of the site where the release occurs or anyone who owned or operated the site when a disposal was made, regardless of culpability.
Mining wastes are subject to CERCLA regulation if they contain hazardous substances, and EPA has included several mining sites on its list of high-priority sites for clean up under CERCLA, none of which belongs to the Company. These regulations apply throughout the U.S. mining industry and generally should not have a material adverse effect on the Company's competitive position.

Although management expects that compliance with federal, state and local environmental regulations will continue to require significant future outlays, it is not possible to say with any certainty what impact such compliance may have on the Company's future capital expenditures or earnings.

The  Company's  operations continue to be subject to
significant federal, state and local laws relating to
the adherence to health and  safety standards
applicable to mining methods and  equipment and         to  the  protection
of  the  environment,  including  laws
regulating  the removal of natural resources from the
ground  and the                                         discharge  of
materials  into  the  environment.   Ongoing
reclamation  costs are charged to operations in the
period  they are  incurred.  Closure and reclamation
costs are  estimated  and charged  to  operations  on
a units-of-production  basis.  As  of December 31,
1996, the Company has accrued $3,142,000 toward post
closing reclamation costs.  The Company estimates it
will have  a cash  requirement  for  reclamation
costs  at  Barite  Hill   of $1,326,000
to   accomplish  substantial   completion   of
the
reclamation during 1997.

No assurance can be given that environmental standards imposed by United States or Mexican federal, state or local authorities will not be changed with material adverse effect on the activities of the Company.
Moreover, compliance with such laws may cause substantial delays and require outlays in excess of those anticipated, thus causing an adverse effect on the Company.

Item 10:  DIRECTORS AND OFFICERS OF THE REGISTRANT

Voting Securities And Principal Holders Thereof

As  of  December 31, 1996, Grupo Acerero del Norte,
S.A. de  C.V. together with its related Mexican
shareholders (collectively GAN) own  43.17  percent
of the outstanding shares  of  the  Company.
Gwalia  Consolidated Ltd. (together with its
affiliate  Sons  of Gwalia  Ltd.)  owns  13.25
percent of the common  shares  of  the Company.   The
Nixon Fork Joint Venture, being an  Alaska  joint
venture  between Central Alaska Gold Company, an
Alaska  general partnership,  and  Caithness Gold
Mining Partnership,  owns           8.07
percent of the common shares of the Company.

The following table sets forth, at that date, the only persons or groups known to the Company to own more than 10 percent of the Company's outstanding common shares and the total number of common shares owned by the Company's directors and officers as a group at December 31, 1996:


SharesPercentage Identity of Persons or Group  Owned   of Class
GAN                                       56,051,091
43.2%(1)
Gwalia  Consolidated Ltd. and Sons of Gwalia Ltd.
(combined)17,2 07,269                    13.3%(2)
Nixon Fork Joint Venture                  10,483,870
8.1%(3)
Caithness Alaska Gold Ltd.                 2,357,047
1.8%(4)
Discovery Nominees & Co.                   2,012,745
1.6%(5)
Directors and Officers as a group             48,041          (6)
(1)  X.D. Autrey and A. Ancira are directors of Grupo
     Acerero del Norte, S.A. de C.V.
(2) P.K. Lalor and C.J. Lalor are directors of both Gwalia Consolidated Ltd. and Sons of
     Gwalia Ltd.
(3) J.D. Bishop and G. Hoyl have an interest in Nixon Fork Joint Venture.
(4)  J.D.  Bishop is the Chairman and CEO of
     Caithness Resources, an affiliate of Caithness
     Alaska Gold.
(5)  W.W. Robinson is Manager of Discovery Nominees &
Co.
(6)  Less than 1 percent.

The  Company  is  not  aware of any shareholder

other  than  the foregoing shareholders who owns

directly or indirectly more  than 10  percent  of

the  common shares of the  Company  other  than:

Caithness  Alaska  Gold  Limited which is a  limited

partnership having  an  indirect  49-percent interest

in  Nixon  Fork  Joint Venture  and  which  directly

owns 2,357,047 common  shares;  and Discovery Funds I-

90 Limited Partnership and Discovery Funds  II90

Limited Partnership which are limited partnerships

holding  a 20-percent limited partnership interest in

Caithness Alaska  Gold Limited which directly owns

2,012,745 common shares.

Directors and Officers

The current directors and officers of the Company are
as follows: Name             Office or Position
Principal Occupation Richard C. Atkinson Director(1)                   Chief
Executive
Officer of Les Entreprises
                                    de Richard
Atkinson Ltee Alonso Ancira    Director(2)
Vice Chairman of GAN
Manuel Ancira    Director               Director of
Operations of
GAN
Adolfo Autrey    Director(2)            Chairman of
Grupo Casa
Autrey
Xavier D. Autrey Director(1)            Chairman of
GAN, GRDM and
Grupo
                                    Fianciero
Inverlat
James D. Bishop  Director(2)       Chairman and Chief
Executive Officer of
                                    Caithness Alaska
Gold
Corporation
William J. Braithwaite             Director  Partner,
Stikeman,
Elliot (law firm)
Chaun Cadwell    Chief Operating Officer     Chief
Operating
Officer of the Company
Geoffrey Hoyl    Director, President and
President and Chief
Executive Officer of
                  Chief Executive Officer         the
Company
Christopher J. Lalor               Director (1)
Executive
Director of Gwalia Consolidated
                                    Ltd. and Sons of
Gwalia Ltd. Richard N. Lawler       Director
President of
Hoogovens Technical Services
                                    (Technological
and Operational
Assistance, Inc.)
James R. Maronick                  Vice President
Finance,  Vice
President Finance and Chief Financial     Secretary
and Treasurer Officer of the Company
Peter Marrone    Director          Partner, Cassels
Brock &
Blackwell
                                    (law firm)
Christopher Puchner                Vice President,
Vice
President Exploration of Nevada
                  Exploration       Goldfields Inc.
Wendell W. Robinson                Director, Non-
Investment
Manager, Rockefeller &                    Executive
Chairman
Company


(1)  Member of Audit Committee
(2)  Member of Compensation Committee.


Each   of  the  foregoing  individuals  has  held
the principal occupation set forth opposite his name (or other management functions within the same organization) for the past five years unless otherwise specified below.

Mr.  Atkinson  was appointed a Director on June  16,
1990.   Mr. Lalor was appointed a Director in April
1991 as part of the April 1991  agreement.  Mr. Hoyl
was appointed Director, President  and Chief
Executive  Officer on July 19,  1993.   Mr.  Robinson
was appointed   on  August  26,  1993.   Mr.  Bishop
was   appointed December 6, 1993.  Mr. Marrone was
appointed on August 30,  1994. The  terms  of all
Directors will continue until the next  Annual
General  Meeting  or  until they shall earlier
resign.   Messrs. Autrey,   Ancira,  Braithwaite  and
Lawler  were  appointed   on completion of the
Acquisition on October 10, 1996.

Mr. Atkinson is a professional engineer with a baccalaureate degree in Mining Engineering from the University of British Columbia. Mr. Atkinson is the Chief Executive Officer of Les Entreprises de Richard Atkinson Ltee., a private investment company and also serves as director of Major
General  Resources Ltd. and South Pacific Resources
Inc.

Mr.  James  D. Bishop is Chairman and CEO of
Caithness  Resources which  is a partner of Caithness
Alaska Gold Limited which itself is a limited partnership having an indirect 49-percent interest in Nixon Fork Joint Venture and which directly owns
2,357,047 common shares.

Mr.  Hoyl was appointed President and Chief Executive
Officer  of the  Company in July, 1993. Until joining
Nevada Goldfields,  Mr. Hoyl  was  the  President  of
Central Alaska  Gold  Company,  the operator  of  the
Nixon Fork project.  Mr. Hoyl has 28  years  of
experience  in  the mining business including,  as
the  head  of various  mining companies, an extensive
background in  securities marketing,  finance,
strategic planning, new business development and
operations.  Mr. Hoyl has a derivative interest in
the Nixon Fork  Joint Venture.  See "Interest of
Management and  Others  in Material Transactions".
On April 11, 1997, Mr. Hoyl resigned as a Director,
President and Chief Executive Officer of the Company.
Mr.  C.  J. Lalor, a former mining lawyer in the
jurisdiction  of Western                                       Australia,
is  the  Executive  Director   of   Gwalia
Consolidated Ltd. and Sons of Gwalia Ltd.  He is
responsible  for all  the  legal  and commercial
aspects of the  Gwalia  group  of companies.   He is
also an alternate director of the  World  Gold
Council.

Mr.  Marrone  is  a partner with Cassels Brock &
Blackwell (law firm) of Toronto, Ontario, Canada and has served as the Company's Canadian counsel for over three years. Since August 1994 and prior to January 1996, Mr. Marrone was a consulting partner with Cassels Brock & Blackwell and prior thereto, a partner with another law firm in Toronto, Ontario, Canada.

Mr. Robinson is an investment manager with Rockefeller & Company of New York. He has spent 16 years in investment research and corporate finance in the investment banking industry and six years as President and Chief Financial Officer of an independent oil and gas company. He has been associated with Rockefeller & Company, Inc. since
1984. Mr. Robinson is also a director of each of Garnet Resources, 3P of Belgium, Gwalia and KMR
Power Corporation.

Mr.  Cadwell is Senior Vice President and Chief
Operating Officer of the Company. Prior to such appointment, Mr. Caldwell was the Vice President and General Manager of Amax Gold of Chile, and prior to that time was the Vice President and General
Manager  of Kinross Delamar Mining Company.

Mr.  Maronick has been Vice President Finance and
Chief Financial Officer  of  the Company since
November 1994. He has spent 18 years in finance and accounting including the prior six years as CFO with Analytica Inc., an environmental services firm.

Mr.  Puchner joined Consolidated Nevada Goldfields in
July  1993 and  has  been  Vice  President
Exploration of Nevada  Goldfields since  that date.
He formerly was Vice President Exploration  of
Central  Alaska  Gold Company, the operator  of  the
Nixon  Fork project.   He  brings  to the Company
over  18  years  of  mining industry experience.

Mr.  Xavier D. Autrey is Chairman of the Board of
GAN, a Mexican industrial conglomerate which has holdings including a steel mill, petrochemical facilities and mining operations. He is also the Chairman of GRDM. Mr. Autrey was recently appointed
Chairman of the Board of Grupo Fianciero Inverlat, which is one of the largest financial groups in Mexico.

Mr.  Adolfo Autrey is Chairman of the Board of Grupo
Casa Autrey, which is a Mexican public company engaged in the distribution of pharmaceutical products.

Mr.  Alonso Ancira is Vice Chairman of the Board of
GAN.   He  is also the Director General of Altos
Hornos de Mexico, which is one of Mexico's largest steel mills.

Mr.  Manuel Ancira is the Director of Operations of
GAN.   He  is also the Director of Operations of
Altos Hornos de Mexico.

Mr. Braithwaite is a partner with Stikeman, Elliott
(law firm) of Toronto, Ontario, Canada, where he heads the firm's corporate group.

Mr. Lawler is an executive with broad international
experience in promoting and selling state-of-the-art
technology assistance  and training  services.   He
is the President of Hoogovens  Technical Services
Canada (Technological and Operational Assistance,
Inc.), and has held other important positions in the past within the Hoogovens organization.

Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS

For  the  six  months  ended December  31,  1996,
the  Company's executive   officers,  as  a  group,
received   aggregate   cash compensation  totaling
$370,600.  Included in  this  amount  were
contributions to a 401(k) plan on behalf of those
officers, as  a group,  totaling  $6,900.  The
Company  had  two  executives  who received
severance  benefits  aggregating   $33,400              in   cash
compensation.   In  addition, the Company pays its
non-executive directors $2,000 per board meeting.

Item 12:  OPTIONS  TO  PURCHASE  SECURITIES  FROM
          REGISTRANT  OR SUBSIDIARIES

On October 10, 1996, the Company completed an equity offering and received gross proceeds of Cdn$26,992,284 ($19,963,493) from the issuance of
22,493,570 special warrants at a price of Cdn$1.20 per special warrant. The special warrants were exercised into separate units, each unit consisting of one common share and onehalf common share purchase warrant. Each whole purchase warrant will entitle the holder to purchase one common share at Cdn$1.30 up to the first anniversary of the closing of the offering. The Company also issued 500,000 non-assignable underwriters' warrants in connection with the offering, each of which entitles the holder thereof upon payment of Cdn$1.25 to acquire one common share and one-half of one common share purchase warrant on or before October 10, 1998.
Closing of the offering occurred concurrently with the closing of the acquisition of the GRDM
Subsidiaries.

In  April 1989, the Company completed an offering,
exclusively in Canada,                                  of   Cdn$11.5
million  ($9.6  million)  of  10-percent
convertible  subordinated debentures  due  in  April
1999.     The
debentures  are  convertible  at the  holder's
option  into  the Company's  common  stock at a
conversion price  of  Cdn$9.90  per share.   As  of
December  31,  1996, the  outstanding  debenture
balance was Cdn$3,041,000 million ($2,219,000
million).   If  the remaining  debentures  were
converted,  the  Company  would   be required  to
issue 307,172 shares of the Company's common  stock.
No debentures are held by the Company's directors or officers.

The  3-percent  Canadian debentures are convertible
into  common shares  at  the  option  of the holders.
Of  the  Cdn$19,017,000 ($13,749,000) of debentures,
Cdn$1,117,000 ($807,000) (which were sold  to related
parties) were convertible at Cdn$1.80 per  share and
the  balance  were convertible at Cdn$1.75  per
share.   In December  1995, the holders approved an
amendment to  extend  the maturity  date  of the
debentures to March 21, 1999,  change  the conversion
prices to Cdn$1.20 per share, and change the
automatic conversion  feature  to  provide  that  the
principal  will   be converted  into common shares if
the market price of  the  common shares  equals  or
exceeds 150 percent of the amended  conversion price
of Cdn$1.20 per common share.  During the six months
ended December  31,  1996, holders converted
Cdn$4,500,000 ($3,284,000)
of  debentures.   At  the time of the issuance,  the
bondholders
selected whether future interest payments would be
paid  in  cash or  in  common shares (at a price of
Cdn$1.75 per share).  As  of December  31,  1996
holders  of  Cdn$4,161,000
($3,036,000)  of
debentures elected to have interest paid in cash and the remainder of the interest payments will be paid in common shares.

      The  Company may redeem the 3-percent Canadian
debentures, subsequent  to  April 1996, at 115
percent  of  the  face  value, subject to the
conversion rights of  the debenture holders.
In  July  1990, the Company instituted an incentive
stock  option plan for directors, officers and
employees, which was modified in December  of  1994.
The modified plan reserves up  to  5,000,000 common
shares  for  issuance  thereunder.   Terms  of  the
plan generally  provide for options to: (1) be
granted at a price  not less  than the closing market
price of the common shares  on  the day  immediately
proceeding  the day  on  which  the  option  is
granted;  (2) be immediately exercisable upon grant,
and  (3)  be exercisable not longer than ten years
from the date of  grant  or up  to  maximum of twelve
months after a participant's employment is
terminated.
The following  represents information relating to
     the  incentive share option plan:
Shares
       Outstanding at June 30, 1993
840,000
       Granted at US$0.62 per share
400,000
       Granted at Cdn$1.26 per share           100,000
       Granted at Cdn$1.81 per share           350,000
       Exercised
       (572,634)
       Outstanding at June 30, 1994          1,117,366

     Granted at Cdn$1.53 per share              110,000
     Granted at Cdn$1.54 per share               50,000
     Granted at Cdn$1.57 per share              100,000
     Exercised                                 (39,500)
     Canceled                                  (50,000)
     Outstanding at June 30, 1995             1,287,866

                                            Granted
                                            at
                                            Cdn$1.31
                                            per
                                            share
                                            100,000
     Granted at Cdn$1.35 per share
40,000
     Granted at Cdn$1.68 per share               35,000
     Granted at Cdn$1.75 per share              150,000
     Exercised                                (174,533)
       Canceled
       (50,000)
     Outstanding at June 30, 1996             1,388,333

     Granted at Cdn$1.31 per share              100,000
     Canceled                                 (100,000)
     Outstanding at December 31, 1996         1,388,333

     Exercise Price Per Share Expiration
Date   Shares
     Cdn$1.68                 May 15, 2001       35,000
     Cdn$1.75                 June 10, 2001     150,000
     Cdn$0.83                 September 6,
2001  53,333
     U.S.$0.62                July 19, 2002     400,000
                 Cdn$1.25
                        August 1, 2003         100,000
                 Cdn$1.81
                        December 6, 2003
200,000
                        Cdn$1.53
                        August 26, 2004
60,000
                        Cdn$1.54
                        August 26, 2004
50,000
                        Cdn$1.57
                        November 1, 2004
100,000
                        Cdn$1.31
                        August 1, 2005
100,000
                        Cdn$1.31
                        November 13, 2006
100,000
                        Cdn$1.35
                        December 11, 2005
40,000

       Outstanding       at       December        31,        1996
       1,388,333


Item 13:  INTEREST OF MANAGEMENT IN CERTAIN
TRANSACTIONS

Since July 1, 1995, none of the officers, directors, or 10percent shareholders of the Company, nor any relatives, spouses, associates or affiliates of said persons, has had any material interest, direct or indirect, in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as herein disclosed and other than as follows:

1.On  June  28, 1996, a Share Purchase Agreement
  (Agreement)  was signed  with  Grupo  Real del
  Monte, S.A. de  C.V.  (GRDM)  and Grupo  Acerero
  del Norte, S.A. de C.V. (GAN) to acquire certain of
  GRDM's subsidiaries.  The Agreement was placed into
  escrow, which         release  was  subject  to
  the  Company   entering   an
  underwriting  agreement  for the sale  of  common
  shares  with gross  proceeds of at least $20
  million.  The GRDM Subsidiaries own  and  operate
  four mines located in Mexico.  The  operating mines        include  Real  del
  Monte  y  Pachuca,  S.A.  de                               C.V.
  (Pachuca),  an  underground silver  and  gold
  mine;   Compania Minera  El  Baztan,  S.A. de C.V.
  (El Baztan), an underground copper mine; Barita de Sonora, S.A de C.V. (Barita), an openpit barite mine: and Compania Minera Magistral del
  Oro, S.A. de C.V. (Magistral), a gold-tailings reprocessing operation.

  Under   the   terms  of  the  Agreement,  the
Company   issued
  52,290,091   common  shares  to  GRDM  and
certain   of                 its
  shareholders  in  exchange  for  the  GRDM
Subsidiaries.                 In
  addition,   the  Company  granted  GAN  a  12-
  percent   royalty interest in the net profits from
  the GRDM Subsidiaries with a minimum amount of $500,000 being payable annually and credited towards the amounts payable under the royalty.
  The maximum amount payable under the royalty is $5,000,000. GRDM has the right to nominate, but not appoint, one-half of the number of the members of the Board of Directors of the Company so long as it holds more than 30 percent of the Company's common shares.

  On  October 10, 1996, the Company completed an
  equity  offering and  received  gross  proceeds of
  Cdn$26,992,284  ($19,963,493) from the issuance of
  22,493,570 special warrants at a price  of Cdn$1.20
  per  special  warrant.   The  special  warrants
  were exercised  into  separate units, each unit
  consisting  of  one common share and one-half
  common share purchase warrant.                             Each
  whole purchase warrant will entitle the holder to
  purchase  one common  share  at Cdn$1.30 up to the
  first anniversary  of  the closing of the offering.
  The Company also issued 500,000  nonassignable
  underwriters'  warrants  in  connection  with               the
  offering, each of which entitles the holder thereof upon payment of Cdn$1.25 to acquire one common share and one-half of one common share purchase warrant on or before October 10, 1998.
  Closing of the offering occurred concurrently with the closing of the acquisition of the GRDM
  Subsidiaries.
2.    Under  terms  of the acquisition of the GRDM
Subsidiaries,
  GRDM and GAN were required to refinance certain indebtedness of the GRDM Subsidiaries at the time of closing. As at December 31, 1996, the outstanding balance under the loan agreement is $7,522,774, bearing interest at 12 percent and due on January
  31, 1998.

3. Subsequent to year end, on March 24, 1997, the Company
  entered into loan agreements with two shareholders of the Company.
  Caithness Resources, Inc., an affiliate of Caithness
  Alaska Gold Limited, and Grupo Acerero del Norte,
  S.A. de C.V. agreed to loan the Company $585,000 and $3,000,000 respectively, bearing interest at 11 percent with principal due on March 24, 1998.

4.    In  October 1996, two GRDM Subsidiaries,
Magistral  and  El
  Baztan, refinanced two separate loan agreements,
  consisting  of principal  and  interest balances of
  $4,049,749 and  $3,002,170 respectively.  Under the
  new agreements, the refinanced amounts are  payable
  monthly, beginning July 20, 1997 through July  20,
  2001,  bearing  interest at LIBOR plus 7.8 percent.
  The  loan agreements are guaranteed by GAN.  El
  Baztan has an outstanding loan agreement with Banca
  Cremi, S.A. in the amount of $4,222,218 at  December
  31, 1996.  The loan provides for monthly principal
  payments  of  $74,074 plus interest at LIBOR plus
  7.8  percent through September 10, 2001.  The loan
  agreement is guaranteed by GAN.   In  October  1996,
  Pachuca refinanced a loan agreement, including principal and accrued interest, in the amount of $8,533,000. Under the new agreement, the refinanced amount is payable in semi-annual installments of $533,000 beginning August 1998 through February
  2006. The outstanding balance bears interest at LIBOR plus 10 percent, payable in semi-annual installments, beginning February 23, 1997, through August 23, 2006. The loan agreement is guaranteed by GAN. On December 31, 1996, Barita restructured an outstanding loan in the original amount of $1,500,000 into a $1,250,000 revolving line of credit with a one-year term. Barita was required to make a scheduled principal payment of $250,000 on December 31, 1996.
  The
  revolving credit agreement bears interest at LIBOR plus 7 percent and a commission fee of 1.5 percent payable quarterly.
  The
  revolving credit agreement is guaranteed by GAN.
5. On July 6, 1995, the Company issued 2,100,000 cumulative
  preferential convertible 7-percent Preference Shares,
  Series 2. The issue price was Cdn$1.00 and resulted in proceeds to the Company of $1.6 million.
  The shares earned a cumulative preferential 7-percent cash dividend payable semi-annually beginning December 31, 1995, were redeemable at the issue price on December 31, 1996, and were convertible at the option of the holders into 0.532 fully paid non-assessable common shares for each Series 2 Preference Share without further consideration to the holder. The obligations of the Company to pay the redemption price and any dividend were guaranteed by Gwalia. The Company paid Gwalia a guarantee fee of 1.5 percent of the proceeds. On
  December 31, 1996, the Company redeemed the preference shares for Cdn$2,100,000 ($1,532,000).

6.    In  November  and  December 1995,  the  Company
issued  an
  aggregate  of  7,920,000 units at Cdn$1.20 per unit
                      for  total
  proceeds of Cdn$9,504,000 ($6,982,000).  Each unit
  was comprised of one common share and one-half common
  share purchase warrant. Each common share purchase
  warrant entitles the holder to acquire one common
  share at Cdn$1.50 per share before February 28, 1997.
  No common share purchase warrants were exercised
  prior to their expiration.   Of the 7,920,000 units,
  Gwalia Consolidated  Ltd. purchased  1,125,000 units;
  Discovery Nominees & Co.  purchased 562,500  units;
  and, Caithness Alaska Gold  Limited  purchased
  562,500 units. These related party transactions were on the same terms and conditions as arm's length purchasers.
PART II
Item 14:  DESCRIPTION OF SECURITIES TO BE REGISTERED
Not applicable.


PART III

Item 15:  DEFAULTS UPON SENIOR SECURITIES

There is no material default of the Company or any of its subsidiaries with respect to any present indebtedness which exceeds 5 percent of the Company's assets. There has never been any material arrears or delinquency in the payment of dividends or otherwise with respect to the Company's common or preferred stock.

Item 16:  CHANGES  IN  SECURITIES  AND CHANGES  IN
          SECURITY  FOR REGISTERED SECURITIES

Not applicable.
PART IV

Item 17:  FINANCIAL STATEMENTS

The  consolidated  financial statements  have  been

prepared  in accordance  with  accounting  principles

generally  accepted  in Canada  (Canadian  GAAP)  which

differ  in  some  respects  from principles  applicable

in the United States (U.S.  GAAP).   These differences

are described in note 15 to the financial statements,

which  are included in this report. The financial

statements  are expressed in United States dollars.

Item 18:  FINANCIAL STATEMENTS

Not applicable.

Item 19:  FINANCIAL STATEMENTS AND EXHIBITS

(1) The following financial statements are included herein in response to Item 17:


          (a)  Independent Auditors' Report
          (b)  Consolidated Balance Sheets - December
          31, 1996 and June 30, 1996
          (c)  Consolidated Statements of Operations
          - Six Months Ended December 31, 1996 and
          the Years Ended June 30, 1996, 1995, and
          1994
          (d)  Consolidated Statements of Cash Flows
          - Six Months Ended December 31, 1996 and
          the Years Ended June 30, 1996, 1995, and
          1994
          (e)  Consolidated Statements of
          Shareholders' Equity (Deficit) - Six Months
          Ended December 31, 1996 and the Years Ended
          June 30, 1996, 1995, and 1994
          (f)  Notes to Consolidated Financial
          Statements December 31, 1996 and June 30,
          1996
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


               CONSOLIDATED NEVADA GOLDFIELDS
                           CORPORATION Registrant



Dated: June 12, 1997
                                   By:  James R.
Maronick
                    Title:    Vice President -
Finance
Auditor's Report to the Shareholders

To the Board of Directors and Shareholders
Consolidated Nevada Goldfields Corporation:

We have audited the accompanying consolidated balance sheets of Consolidated Nevada Goldfields
Corporation and subsidiaries as of December 31, 1996 and June 30, 1996, and the related consolidated statements of operations, shareholders' equity
(deficit),  and cash  flows  for the six months ended
December 31, 1996 and for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We  have  conducted  our  audits  in  accordance
with  generally accepted   auditing  standards  in
the  United  States.    Those standards  require that
we plan and perform the audit  to  obtain reasonable
assurance about whether the financial statements  are
free of material misstatement.  An audit includes
examining, on a test  basis,  evidence supporting the
amounts and disclosures  in the  financial
statements. An audit also includes assessing  the
accounting  principles  used and significant
estimates  made  by management, as well as evaluating
the overall financial statement presentation.   We
believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements
referred to above  present  fairly, in all material
respects,  the  financial position  of  Consolidated
Nevada  Goldfields  Corporation    and
subsidiaries as of December 31, 1996 and June 30,
1996, and the results of their operations and their cash flows for the six months ended
December 31, 1996 and for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles in Canada.


KPMG Peat Marwick LLP
Denver, Colorado
April 15, 1997, except as to
     Note 4(a) which is as of
     May 21, 1997



                        CONSOLIDATED BALANCE SHEETS
CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND
SUBSIDIARIES (Amounts Stated in Thousands of U.S. Dollars
and Shares)
ASSETS
December 31, 1996
June 30, 1996
Cash and cash equivalents                     $ 6,960    $
1,551
Accounts receivable:
  Production (note 1)                           1,060      2,178
  Value added taxes                             1,230          -
  Other                                                      203 83
  Affiliated companies and related parties        345          -
Inventories:
  Ore in stockpiles and ore in process          3,317        936
  Supplies and materials                        2,589        257
Prepaid expenses and other                        551        100
  Total current assets                         16,255      5,105

Restricted cash (note 4a)                         805        853
Mineral properties at cost, net of accumulated
  depletion and allowance for impairment (note 3)          43,678     16,404
Plants, buildings and equipment at cost, net of accumulated
  depreciation, amortization and allowance for impairment
  (note 3)62,30715,139
Deferred loan costs and other assets at cost, net of
amortization     580 1,084
Deferred loss on early termination of hedge positions, net of
amortization (note 5a)                                       -
242
                                             $123,625
$38,827 LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable:
  Suppliers and contractors                 $   4,071    $
1,815
  Other
2,475 -
  Related parties                                 790
-
Accrued interest payable                          825
222
Accrued liabilities                             3,011
1,166
Current portion of accrued mine reclamation costs (note 3)
1,326 1,251 Current portion of long-term debt (note 4a and
5)13,497   13,393
  Redeemable preference shares, without par value, 20,000
  shares authorized, 2,100 shares outstanding at June 30, 1996
  (note 7)-        1,551
  Total current liabilities                    25,995
19,398

Long-term debt, less current portion (note 4)  18,489      3,802
Accrued mine reclamation costs (note 3)         1,517        351
Accrued interest payable                          111         24
Convertible subordinated debentures (note 6)   12,155
12,875 Due to related party (note 12)          11,176        103
Deferred foreign exchange gain                    161        105
Other (note 11a)                                1,149          -
  Total liabilities                            70,753
36,658
Shareholders' equity (notes 1a and c, 6, and 9):
  Common shares, without par value, unlimited shares
    authorized and 129,837 issued, at December 31, 1996
    and 80,000 shares
authorized and 54,185 shares issued at June 30, 1996,
respectively
99,163                                         37,469
  Accumulated deficit from April 1, 1991     (46,291)
(35,300)
  Total shareholders' equity                   52,872      2,169
Commitments and contingencies (notes 3,  5 and 11)
                                             $123,625
$ 38,827 See accompanying notes to consolidated
financial statements Approved  on behalf of the Board:
Richard C. Atkinson, Director Wendell            W.
Robinson,
Director


                   CONSOLIDATED STATEMENTS OF
        OPERATIONS CONSOLIDATED NEVADA GOLDFIELDS
        CORPORATION AND SUBSIDIARIES
(Amounts Stated in Thousands of U.S. Dollars and Shares Except
                           Per Share
                           Amounts)
                         Six Months Ended          Years Ended
                        December 31, 1996June 30, 1996June 30,
1995June 30, 1994
Revenue (notes 1m and 5):
  Net sales of precious metals and mineral products$  11,423$
                           16,327  $
8,383 $ 11,574
  Forward and futures contract gains (losses), net33   (777)
                          220  3,307
                                   11,456    15,550    8,603
14,881 Operating costs and expenses:
  Production costs                 13,228    12,241   10,408
13,106
  Depreciation, depletion, and amortization   3,756    6,216
  1,196  5,089 Impairment of mineral properties, plants,
  buildings and
   equipment, and supplies and materials inventory (note 3)
                            113  -
400 5,227
  General and administrative        2,339     1,789    1,521
1,926
  Exploration costs                   126       178      275
137
                                   19,562    20,424
13,800  25,485

  Operating loss                  (8,106)   (4,874)
(5,197)(10,604)

Other income (expense):
  Interest expense, net           (2,651)   (1,745)
(789)   (740)
  Gain (loss) on sale or disposition of mining claims,
    equipment, and inventory            -       (6)
254   (294)
  Foreign currency translation gain (note 1k)   261
  -       -  Other, net                                        (428)      (41)
  (31)       -
                                                             (2,818) (1,792)
                                   (566)  (1,034)
  Loss before income tax expense (10,924)   (6,666)
  (5,763)(11,638) Income tax expense
  (67)          -        -       -
  Net loss                     $ (10,991)  $(6,666)$
(5,763)$ (11,638)

Loss per common share        $     (0.14)  $ (0.14)$
(0.14)$   (0.29)
Weighted average number of common shares outstanding
79,614  47,730 41,437                                                 39,482


See accompanying notes to consolidated financial statements

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND
                SUBSIDIARIES (Amounts Stated in Thousands of
                U.S. Dollars)

                             Six Months Ended          Years
                            Ended
December 31, 1996June 30, 1996June 30, 1995June
30, 1994
Cash flows from operating activities:
  Net loss                         $ (10,991)$  (6,666)$
(5,763)$ (11,638)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Amortization of deferred gain or loss on hedged sales
      and gold loan conversion, net        52      948    (326)
    (3,061) Depreciation, depletion, and amortization    3,756
    6,435    1,196
5,089
    Impairment of mineral properties, plants, buildings and
      equipment, and supplies and materials inventories     113
400 5,227
      Mine reclamation costs accrued, net 125    (357)      887
    644 Amortization of deferred loan costs, net297    535
    521      184 Loss (gain) on sale or disposition of mining
    claims, equipment,
      and inventory                         -        6
(254)      294
Decrease (increase) in amounts due from affiliated companies
      and related parties                 265        -
- -
    Increase (decrease) in amounts due to related
companies1,124      10 31  (179)
  Decrease (increase) in current assets, net   1,881  (2,311)
                             1,544
447
  Increase (decrease) in current liabilities, net(382)  (207)
                              607
(1,495)
    Changed in accrued interest payable   621      439
    (31)     (83) Other
      651  9
    12     (42)
Net cash used in operating activities (2,488)  (1,159)
(1,176)  (4,613) Cash flows from investing activities:
  Cash and cash equivalents from acquisition986      -
- -
  Capital expended for mineral properties and plants,
buildings,
    and equipment                     (2,317)  (8,556)
(13,265)  (5,199)
Proceeds from sales of mining claims, equipment, and inventory-        -
324 208
  Increase in other assets                  -    (353)
- -
Net cash used in investing activities (1,331)  (8,909)
(12,941)  (4,991) Cash flows from financing activities:
  Borrowings                                -        -
20,083    5,092
Repayments of debt                    (8,922)  (3,464)
(4,911) (10,785)
Repayments of debt to affiliated companies(249)      -
- -
  Cancellation of forward contracts         -        -
(1,511)  -
Proceeds from issuance of preferred shares  -    1,551
- -
  Proceeds from issuance of common shares, net  18,350
6,574       24 10,710
  Proceeds from issuance of convertible subordinated
debentures  -
- - 11,903
  Proceeds from issuance of convertible subordinated
debentures
    to a related party                      -        -
-      810
Net cash provided by financing activities9,179   4,661
13,685   17,730 Net increase (decrease) in cash and cash
equivalents5,360(5,407)   (432) 8,126
Cash and cash equivalents at beginning of year  2,404*
7,811*    8,243 117
Cash and cash equivalents at end of year$ 7,764*$2,404*
$7,811*   $8,243 *Includes restricted cash of $805,$853,and
$6,609 at December 31, 1996 and June 30, 1996 and 1995,
respectively.

Continued on next page

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND
                SUBSIDIARIES (Amounts Stated in
                Thousands of U.S. Dollars)

                             Six Months Ended
Years Ended
                            December 31, 1996June 30, 1996June
30, 1995June 30, 1994
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest$    567$ 1,691       $
-$
1,341
Supplemental schedule of non-cash investing and financing
  activities: Issuance of common shares for acquisition of GRDM
  Subsidiaries  42,576
- - -
  Issuance of common shares as payment of interest on 3%
    convertible subordinated debentures               104
    259      240    -
  Issuance of common shares upon conversion of 3%
    convertible subordinated debentures               664
    3,259   -   -
  Issuance of common shares for acquisition of mining lease   -      445
- -

  Common shares subscribed for acquisition of mining lease    -      889
- -
See accompanying notes to consolidated financial statements
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DEFICIT)
           CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND SUBSIDIARIES
                  (Amounts Stated in Thousands of U.S. Dollars)
                                             CommonNumber of
Total
                                    Number ofSharesCommon  Common
Shareholders'
                                     Common WithoutShares
                                     SharesAccumulatedEquity
SharesPar ValueSubscribedSubscribedDeficit(Deficit)
Balances at June 30, 1993            21,921 $13,30314,976$  9,730$  (11,233)
$  11,800
Common shares subscribed for:
  Cash                                       12,903 8,000(12,903) (8,000)
-
    -
  Conversion of preferred shares                546   300   (546)   (300)
-
    -
  Conversion of convertible subordinated debentures                   833
1,000      (833)
(1,000)                      -       -
  Conversion of amounts due to a related party                694     430
(694)(430)     -    -
  Issuance of common shares for cash          4,435 2,710       -       -
-
2,710
  Net loss                                -       -     -       -(11,638)
(11,638)
Balances at June 30, 1994             41,332$  25,743   -$        -$ (22,871)$
2,872
  Issuance of common shares for cash                   39      24       - -
-
         24
  Issuance of common shares as payment of interest on
    3% convertible subordinated debentures            188     240       - -
-
         240
  Net loss                                -       -     -       - (5,763)
(5,763)
Balances at June 30, 1995            41,559 $26,007     -$          -$ (28,634)$
(2,627)
  Issuance of common shares for cash                8,095   6,574       -
-
    -
6,574
  Issuance of common shares as payment of interest on
    3% convertible subordinated debentures            244     259       -
-
    -
259
  Issuance of common shares upon conversion of
    3% convertible subordinated debentures          3,750   3,295       -
-
    -
3,295
  Issuance of common shares for a mining lease                537     445   1,07
3
889  -
1,334
  Net loss                                -       -     -       - (6,666)
(6,666)
Balances at June 30, 1996            54,185 $36,580 1,073    $889$ (35,300)
$  2,169
  Issuance of common shares for cash               22,493  18,350       -
-
    -
18,350
  Issuance of common shares as payment of interest of
    3% convertible subordinated debentures            119     104       -
-
    -
104
  Issuance of common shares upon conversion of
    3% convertible subordinated debentures            750     664       -
-
    -
664
  Issuance of common shares in exchange for acquisition
    of subsidiaries                  52,290  42,576     -       -       -
42,576
  Net loss                                -       -     -       -
(10,991) (10,991)
Balances at December 31, 1996       129,837$ 98,274 1,073    $889$
(46,291)$ 52,872


1)   General Matters and Summary of Accounting Policies

     a)   Nature and Ownership of the Business

     Consolidated  Nevada  Goldfields Corporation  (CNGC  or  the
     Company) is an international mining company
     engaged  in  the mining   and  extraction  of
     precious  metals  and  mineral products  and
     the  exploration  for  and  acquisition and
     development   of   precious  metals  and
     mineral   product properties  in the United
     States and Mexico.    The  Company was
     incorporated  in  the  Province  of  British
     Columbia, Canada,  in 1984.  In April 1989, the
     Company was  continued under  the  Canada
     Business Corporations Act as a Canadian federal corporation.

     As  of  December 31, 1996, Grupo Acerero del
     Norte, S.A.  de C.V.,   together  with  its
     related  Mexican   shareholders (collectively
     GAN)  own 43.17 percent  of  the  outstanding
     shares   of  the  Company.   GAN  received  the
     shares   in connection with the Company's
     acquisition of the Grupo  Real del  Monte,  S.A.
     de C.V. Subsidiaries (GRDM  Subsidiaries)
     described in Note 2.  Gwalia Consolidated Ltd.
     and  Sons  of Gwalia  Ltd. (collectively Gwalia)
     own 13.25 percent of  the
outstanding common shares of the Company. The Nixon Fork Joint Venture, an Alaska joint venture between Central Alaska Gold Company, an Alaska general partnership, and Caithness Gold Mining Partnership (collectively NFJV) owns
8.07  percent  of  the  outstanding  common  shares  of  the
Company.
b)   Change in Fiscal Year End
As a result of the acquisition of the GRDM Subsidiaries, the Company's Board of Directors voted to change the fiscal year end from June 30 to December 31. The new year end coincides with the statutory reporting period for the newly acquired subsidiaries in Mexico and is effective December 31, 1996. Accordingly, the Company's results of operations have been reported in the consolidated financial statements for the six months ended December 31, 1996. As the acquisition of the GRDM Subsidiaries effectively occurred on October 1, 1996, the Company's results of operations include the three months ended December 31, 1996 of the Mexican operations.

c)   Liquidity

The Company's investment in exploration, development of mineral properties and mine construction during the six months ended December 31, 1996, and the years ended June 30, 1996 and 1995, and losses from mining operations are primarily responsible for the current working capital deficit. The Company's investment and losses over the same period have been financed by a portion of the proceeds from equity and debt issuances and working capital. The Company has received a commitment from Standard New York, Inc. and Standard Bank London Limited (Standard) to make available $45,000,000 in credit facilities for the restructuring of the Company's existing bank debt and the provision of a comprehensive hedging facility. The commitment by Standard is subject to certain conditions; primarily satisfactory completion of legal and engineering due-diligence reviews of the Company's six operating mines and negotiation of definitive documentation, including the specific terms of certain coverage ratios and convenants. In addition, the Company raised gross proceeds of Cdn$26,992,284 ($19,963,493) through the issuance of 22,493,570 special warrants. The Company's ability to fund continued growth and expansion is dependent upon achieving cash flow from operations, obtaining project financing or issuing equity or debt securities. The Company plans to use existing cash resources for capital expenditures and exploration at its existing mines as directed by management of the Company and approved by the Board of Directors. The Company anticipates that the completion of proposed exploration and capital expenditures will require additional funding. There can be no assurance that funds will be available at terms acceptable to the Company or at all. If the Company is unable to fund the current working capital deficit proposed capital expenditures will be curtailed.

d)    Use  of  Estimates  in  the Preparation  of  Financial
Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.
e)   Accounting Policies
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). As described in Note 15, those principles differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).
f)   Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.
g)   Cash Equivalents
For the purposes of the statements of cash flows, the Company considers all investments in commercial paper and other highly liquid investments with original maturities of three months or less to be cash equivalents.
h)   Inventories
Ore in stockpiles is stated at the lower of average cost or net realizable value. Ore in process related to precious metals is stated at market value, less a provision for estimated refining and delivery charges. Concentrate containing precious metals is stated at market value, less a provision for estimated refining and delivery charges, and is included in inventory until shipment for smelting. Expenditures capitalized as ore in stockpiles and ore in mill circuit include labor, material and other production costs.

Mining and milling supplies and materials are stated at the lower of average costs or net realizable value.

i)   Mineral Properties

All costs related to the acquisition of mineral properties are capitalized as incurred, including minimum advance royalty payments and certain option payments. Mineral development drilling and related costs on specified projects are deferred and capitalized until commercial feasibility of the project can be determined or when an impairment in value has been determined. Mine development costs incurred prior to commercial production are capitalized. These deferred costs, together with property acquisition costs, are depleted over proven and probable reserves on the units-of production method as calculated on a mine-by-mine basis, commencing with commercial production of ore. General exploration expenditures that are not associated with specific projects are expensed as incurred. Capitalized costs are charged to operations when the properties are abandoned or when an impairment in value has been determined. Ongoing development expenditures are generally expensed as incurred.

Capitalized costs for mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future net cash flows expected to result from the use of the mineral property and its eventual disposition are less than the carrying amount of the mineral property, an impairment is recognized based upon the estimated future net cash flows for each mineral property calculated using estimates of mineral reserves and resources, estimated future prices of mineral resources, operating costs, capital requirements, and reclamation costs.

j)   Plants, Buildings and Equipment

Plants, buildings and equipment are stated at cost. Mining and milling equipment is depreciated using useful lives of five to seven years or over the remaining life of the mine, whichever is less. Plants and buildings are depleted on the units-of-production method as calculated on a mine-by-mine basis. Depreciation is computed on a straight-line basis using estimated useful lives of five to seven years for office equipment and five years for vehicles.

Capitalized costs for plants, buildings and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future net cash flows expected to result from the use of the plants, building and equipment and its eventual disposition are less than the carrying amount of the underlying assets, an impairment is recognized based upon the estimated future net cash flows for each underlying asset calculated using estimates of mineral reserves and resources, estimated future prices of mineral resources, operating costs, capital requirements, and reclamation costs.

k)   Foreign Currency Translation

The accompanying consolidated financial statements have been presented in U.S. dollars. The U.S. dollar is the functional currency for the Company's operations in the United States. The Company enters into other transactions which are denominated in Mexican pesos or Canadian dollars.

Assets and liabilities of the GRDM Subsidiaries are translated in U.S. dollars under the temporal method since the GRDM Subsidiaries are considered integrated foreign subsidiaries. Under this method, monetary assets and liabilities in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date, whereas other non-monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in foreign currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate. Exchange gains and losses are included in income.

Foreign currency exchange gains and losses related to certain debentures denominated in Canadian dollars (see Note
6) are recorded as a deferred credit or charge and are amortized over the remaining life of such debentures.

l)   Revenue Recognition

Gains and losses resulting from the sale of forward and spot deferred futures contracts designated and effective as hedges of future production are reflected in revenue at the time the hedged production is sold. Payments received under contracts for the future delivery of mineral products to be mined are recorded as long-term debt with deliveries due within a year recorded as a current liability. Upon delivery of the mineral products, revenue is recorded based on the price previously received by the Company. Gains and losses resulting from the sale or conversion of hedged instruments prior to maturity are deferred and amortized to operations based on their original terms. Losses resulting from forward sales agreements, which occur when the cost of production exceeds the sale price, are recorded in the period they become known and determinable.
Revenue from mineral production resulting in dore and concentrate is recognized upon shipment. Revenue is subject to adjustment on final settlement to reflect changes in metal prices, weights and assays, which is recorded as an adjustment to revenue.
m)   Deferred Loan Costs
Deferred loan costs are amortized on a straight-line basis over the life of the loan. Such amortization is included in interest expense in the accompanying consolidated financial statements. Amortization of deferred loan costs was $297,000 for the six months ended December 31, 1996, and $567,000, $521,000 and $202,000 for the years ended June 30,
1996, 1995, and 1994, respectively.

n)   Reclamation Costs

Current expenditures relating to ongoing environmental regulatory requirements and reclamation programs are charged against operations as incurred. Estimated future reclamation costs, including site restoration, are charged against operations using the units-of-production method over the estimated mineral reserves of the mine. Accrued reclamation costs are subject to a review by management on a regular basis and are revised when appropriate for changes in estimated future costs and/or regulatory requirements. As of December 31, 1996, the Company estimates total reclamation costs for all mines will approximate $3,142,000.

o)   Pensions and Other Employee Benefits

The GRDM Subsidiaries provide pension benefits for all of their employees, referred to as seniority premiums. These benefit obligations are not funded. The GRDM Subsidiaries are liable for severance payments to employees discharged under certain conditions. The GRDM Subsidiaries record a charge for severance payments in the period in which the payments are made. In addition, the GRDM Subsidiaries accrue a liability for the payment of vested seniority premiums to employees with 15 or more years of service, based on actuarial calculations.

p)   Loss Per Common Share

Loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.


2)   Acquisition of GRDM Subsidiaries
     On June 28, 1996, the Company entered into a Share Purchase Agreement (Agreement) with GRDM and GAN to acquire certain of GRDM's Subsidiaries. The Agreement was placed into escrow, which release was subject to the Company entering an underwriting agreement for the sale of common shares with gross proceeds of at least $20 million. The GRDM Subsidiaries own and operate four mine located in Mexico. The operating mines include: Compania de Real del Monte y Pachuca, S.A. de C.V. (Pachuca), an underground silver and gold mine; Compania Minera El Baztan, S.A. de C.V. (El Baztan), an underground copper mine; Barita de Sonora, S.A de C.V. (Barita), an open-pit barite mine; and Compania Minera Magistral del Oro, S.A. de C.V. (Magistral), a gold tailings reprocessing operation.

     Under the terms of the Agreement, the Company issued 52,290,091 common shares to GRDM in exchange for the GRDM Subsidiaries. In addition, the Company granted GAN a 12 percent royalty interest in the net profits of the GRDM Subsidiaries limited to a maximum of $5.0 million over a term not to exceed 10 years, with a minimum royalty of $500,000 due annually. GRDM has the right to nominate, but not appoint, one-half of the number of the members of the Board of Directors of the Company so long as it holds more than 30 percent of the Company's common shares.

     On October 10, 1996, the Company completed an equity offering and received gross proceeds of Cdn$26,992,284 ($19,963,493) from the issuance of 22,493,570 special warrants at a price of Cdn$1.20 per special warrant. The special warrants were exchanged for separate units, each unit consisting of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one common share at Cdn$1.30 up to the first anniversary of the closing of the offering. The Company also issued 500,000 non-assignable underwriters' warrants in connection with the offering, each of which entitles the holder thereof upon payment of Cdn$1.25 to acquire one common share and one-half of one common share purchase warrant on or before October 10, 1998. Closing of the offering occurred concurrently with the closing of the acquisition of the GRDM Subsidiaries.

     The Company has accounted for the transaction under purchase method of accounting and, accordingly, the results of operations of the GRDM Subsidiaries have been included in the Company's consolidated financial statements from October 1, 1996. The CNGC common shares issued to GRDM and GAN have been valued at a price of Cdn$1.10 per common share. The share value is based upon the average market price immediately preceding and following the release of the Agreement, discounted to reflect the voluntary transfer restrictions on the common shares for an aggregate period of 24-months following the effective date of the transaction. The total purchase price of $46,865,000 (including acquisition costs of $1,217,000 and the discounted value of the 12-percent net profits royalty of $3,072,000) exceeds the net book value of the GRDM Subsidiaries by $25,489,000 at October 10, 1996. The excess purchase price has been attributed to the excess of the estimated fair value of the mineral properties acquired over the recorded book values. The excess amounts allocated to mineral properties is being amortized to operations on a units-of-production method.

     As a result of the transaction, Section 382 of the U.S. Internal Revenue Code will limit the use of the Company's net operating losses generated from April 1, 1991 through October 10, 1996.
     The following unaudited pro forma financial information presents the combined results of operations of the Company and the GRDM Subsidiaries as if the acquisition had occurred at the beginning of the periods presented, after giving effect to certain adjustments, including additional depletion expense, severance costs, and eliminations. The following unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the Company and the GRDM Subsidiaries constituted a single business entity during those periods, nor are they necessarily indicative of future operating results of the combined companies.
                           For  the Six Months EndedFor the  Year
          Ended
                           December 31, 1996            June  30,
          1996

     Statement of Operations (amounts in thousands):
     Revenue                 $ 15,513              $  37,005
     Net Loss                   (12,900)            (21,968)
     Loss       per      Share                             (0.10)
(0.18)




3)   Mineral Properties and Plants, Buildings and Equipment

      A  summary of mineral properties and plants, buildings  and
equipment                    follows                     (amounts
in thousands):

                      December 31, 1996        June 30, 1996
     Mineral Properties:
      U.S. Operations
        Aurora mine          $     9,640          $    9,376
        Barite Hill mine           6,756               6,756
        Nixon Fork mine           18,051              17,140
        Less accumulated depletion and
          allowance for impairment (17,895)         (16,868)
                                  16,552              16,404
      Mexican Operations
        Barita mine                1,968                  -
          El  Baztan  mine              2,319                   -
Magistral mine                     2,049                  -
        Pachuca mine              21,318                  -
            Less     accumulated    depletion               (528)
-
                                    27,126                      $
43,678                    $ 16,404

     Plants, Buildings and Equipment:
      U.S. Operations
        Mining plants, buildings, equipment
          and vehicles            30,305           $  30,026
        Less accumulated depreciation,
          amortization and allowance
          for impairment        (16,486)            (14,887)
                                  13,819              15,139
      Mexican Operations
                Land                                       13,342
-
        Mining plants, buildings, equipment
          and vehicles            34,954                   -
        Construction in progress     902                   -
        Less accumulated depreciation and
          amortization             (710)                    -
                                  48,488                    -
                                $ 62,307            $ 15,139


     The Company capitalized interest related to the construction of the Nixon Fork mine of $340,000 in fiscal 1996 and $516,000 in fiscal 1995. There was no interest capitalized during the six months ended December 31, 1996.

     a)   U.S. Operations

     (i)  Aurora Mine

     The Aurora mine is located near Hawthorne, Nevada. Aurora's mineral holdings include 54 patented lode claims, 321 unpatented lode claims, 10 unpatented mill sites, 1 placer claim and 320 acres of fee title land for a total of approximately 8,000 acres. The Company owns and operates a 318-tonne-per-day conventional carbon-in-leach mill. The
     Aurora mine commenced production in December 1987. The Company's interest in the property is subject to a 1.25 percent net smelter royalty, as defined.

     The Company does concurrent reclamation at the Aurora mine; however, there are certain costs that will be incurred at closure. The Company estimates these costs will be approximately $300,000. As of December 31, 1996, the
     Company   has  accrued  $236,000  for  Aurora  closure   and
     reclamation costs.

     (ii) Barite Hill Mine

     The Barite Hill mine, located near McCormick, South Carolina, suspended mining in the second quarter of fiscal 1995 due to the depletion of the ore reserves. During the six months ended December 31, 1996, the Company reduced the remaining net book value of property, plant and equipment by $113,000 through a charge to operations. During fiscal 1995, the Company reduced the net book value of the Barite Hill property by $400,000 through a charge to operations based upon an independent evaluation of recoverable value. The Company was obligated to pay Gwalia a 1.5-percent net smelter return royalty, as defined, on all production ($38,000 and $116,000 in fiscal 1995 and 1994, respectively).

     As of December 31, 1996, the Company estimates that future reclamation costs for Barite Hill will approximate $1,326,000, which has been accrued as of December 31, 1996. The Company commenced reclamation activities at Barite Hill in the second quarter of fiscal 1995 and plans to substantially complete reclamation during 1997.

     (iii)     Nixon Fork Mine

     The Company owns 100 percent of a lease comprising the Nixon
     Fork  mine.   The  lease includes 216  unpatented  lode  and
     placer claims located near McGrath, Alaska. Production from these claims is subject to a 5-percent net smelter return.
When the Company acquired the lease it was obligated to  pay up to $500,000 to an unrelated mining company in the form of
1 percent of the gross value of the product removed from the
property.   As of December 31, 1996, approximately  $349,000
remained to be paid.   After the Company produces more  than
200,000 ounces of gold from the property, Nixon Fork Joint Venture is to receive a 3-percent net smelter royalty, as defined. As part of a financing completed during 1995, the Company granted a 1.5-percent net smelter royalty, as
defined,   to  Internationale  Nederlanden  (U.S.)   Capital
Corporation (ING).

In November 1995, the Company entered into a mining and exploration lease on 46,000 acres of land adjacent to its Nixon Fork mine (Doyon Leasehold). The lease has an initial term of 25 years and can be extended thereafter if production from the property continues. The lessor will receive a 1 percent net smelter royalty from the entire property until such time as 500,000 ounces of gold have been produced from the Doyon Leasehold, at which time the production from the Doyon Leasehold will carry a 5 percent net smelter royalty. The lessor will receive $4,000,000, payable one-third in the Company's common shares and two thirds in cash. The payments are made in three annual installments each comprised of 536,684 common shares of the Company and $888,889 in cash. The first payment was made in November 1995 upon completion of the transaction and the Company made the second payment in December 1996. The Company fulfilled its obligation to make exploration expenditures on the Doyon Leasehold of $500,000 during the first year of the lease and is obligated to spend $150,000 per year thereafter.

The Company commenced construction at Nixon Fork during fiscal 1995 and completed development of the mine and mill during the second quarter of fiscal 1996 with the first gold pour in October 1995. Total construction and development costs were $5.0 million and $12.9 million in fiscal 1996 and 1995, respectively. The Company estimates costs for reclamation to be incurred at closure will be $400,000. As of December 31, 1996, the Company has accrued $165,000 for Nixon Fork closure and reclamation costs.

b)   Mexican Operations

(i) Barita de Sonora Mine

Barita is located in the south-central area of the state of Sonora, 100 kilometers east of the state capital of Hermosillo. Access to the property is via a paved highway from Hermosillo. Barita holds exploitation concessions of which 5,000 hectares expire in May 2040 and 10,000 hectares expire in September 2046. Barita was formed in 1979 as a state-owned company to supply barite requirements to the petroleum industry and was privatized in 1988, prior to the acquisition by the Company as described in Note 2. Barita's operations consist of several small open-pit mines, a crushing plant and two separate processing circuits. The operations produce two barite products, bulk and fine milled, which are sold to the petroleum industry and used as drilling products.

Barita  submitted an Environmental Impact Study in 1992  and an  environmental  self-audit which have  been  provided  to
Procuraduria Federal de Proteccion al Ambiente (PROFEPA or Federal Bureau of Environmental Protection) as described in
Note  11  to  the financial statements.  As of December  31,
1996,   the  Company  has  accrued  $159,000  for  estimated
reclamation costs in accordance with the PROFEPA agreement.
(ii) El Baztan Mine
Compania Minera El Baztan, S.A. de C.V. (El Baztan), is located south of the city of Morelia, in the municipality of Huetamo de Nunies, in the state of Michoacan, Mexico. Access to the property is from the town of Tierra Blanca on the Zitacuaro-Huestamo highway and a gravel road. Additionally, access can be gained via a 750-meter-long gravel surfaced airstrip in the Rio Chiquito Valley, located one mile from the mine.
El Baztan holds exploration and exploitation concessions which cover approximately 44,122 hectares; 40,598 hectares relate to exploration concessions of which 40,098 hectares expire between May and July 2046. The remaining exploration concessions expire in October 2001; 3,524 hectares relate to exploitation concessions, of which 3,300 hectares expire
between   July  2018  and  December  2045.   The   remaining
exploitation concessions expire between May and July 2000.
The El Baztan mine consists of two operating mines, Vista Hermosa and El Arroyo, located approximately six kilometers apart, which produce a copper concentrate and containing by product gold. The ore processing facilities consist of a copper flotation plant with a capacity of 450 tonnes of ore
per  day.   After  the  ore has been  processed,  the  final
product, (concentrate), is shipped to a smelter for  further processing.
El Baztan has submitted an environmental self-audit to PROFEPA as described in Note 11 to the financial statements.
As  of  December 31, 1996, the Company has accrued  $175,000 for  estimated  reclamation costs  in  accordance  with  the
PROFEPA agreement.
(iii) Magistral  Mine
Compania  Minera Magistral del Oro, S.A. de C.V. (Magistral)
is located near the Santa Maria del Oro village, in the state of Durango, Mexico. The property can be accessed by a paved highway from the city of Durango or by an airstrip for small airplanes two kilometers south of Santa Maria del Oro. Approximately 5,300 hectares are held under exploration
concessions.   One exploration concession of 4,548  hectares
expires in September 1999. All other concessions expire in October 2001. The operations consist of reprocessing gold tailings that were generated by a high-grade copper/gold flotation mill which ceased operations in 1962.
Magistral has submitted an environmental self-audit to PROFEPA as described in Note 11 to the financial statements.
As  of  December 31, 1996, the Company has accrued  $124,000 for  estimated  reclamation costs  in  accordance  with  the
PROFEPA agreement.
(iv)  Pachuca Mine
Real del Monte y Pachuca, S.A. de C.V. (Pachuca) is located within the Pachuca-Real del Monte mining district, in the south central area of the state of Hidalgo, approximately
100  kilometers  northeast of Mexico City.   Access  to  the
     property is by highway from Mexico City, with a highway and paved and dirt roads providing access throughout the mining
     district.   Pachuca  holds concessions for  46,900  hectares
     which  encompass  the entire district; 45,234  hectares  and
     1,666   hectares  represent  exploration  and   exploitation
     concessions,  respectively. The exploration concessions  and
     exploitation  concessions  expire  in  December   1999   and
     December 2043, respectively.  A net smelter royalty of  5.75
     percent   on   production  related   to   four   exploration
     concessions covering 104 hectares is paid by Pachuca. Pachuca paid $11,000 during the period from October 1, 1996 through December 31, 1996, under the net smelter royalty.

     The Pachuca operations of the San Juan Pachuca, La Purisma and La Rica underground mines. The operations mine and process ore from vein deposits and old tailings which produce silver and gold with significant by product lead and zinc concentrates. Ore is crushed in a three-stage crushing plant and milled in a two-stage grinding circuit. Milled ore flows to a flotation circuit yielding a pregnant cyanide solution and a bulk zinc/lead concentrate. The pregnant solution is clarified and filtered to produce a silver/gold precipitate. The silver/gold precipitate is smelted in reverberatory furnaces to produce anodes which are refined on site to produce high-purity silver and gold for direct sale. The bulk zinc/lead concentrate is shipped to smelters in Europe for further processing.

     Pachuca has submitted an environmental self-audit to PROFEPA as described in Note 11 to the financial statements. As of December 31, 1996, the Company has accrued $658,000 for estimated reclamation costs in accordance with the PROFEPA agreement.

4)   Long-Term Debt

      Long-term  debt  consists  of  the  following  (amounts  in thousands):
                       December 31, 1996 June 30, 1996
     ING gold loan (a)         $   9,363       $ 15,604
     Banca Cremi, S.A. (b)        11,274              -
     Banpais, S.A. (c)             8,533              -
     Banco Invex, S.A. (d)         1,250              -
     Other long term debt          1,566          1,591
                                  31,986         17,195

     Current portion of long term debt13,497     13,393

     Long-term debt, excluding
        current portion         $ 18,489         $3,802


     (a) Internationale Nederlanden (U.S.) Capital Corporation On April 5, 1995, the Company's wholly owned subsidiary, Nixon Fork Mining Inc., borrowed 47,731 ounces of gold from ING. The gold loan was monetized at $392 per ounce for proceeds of $18,725,000 and bears interest at the gold lending rate plus 3.5 percent per annum (5.075 percent at December 31, 1996). On March 29, 1996, the Company and ING amended the original gold loan agreement, to adjust the repayment schedule to commence on June 30, 1996, consisting of six equal quarterly payments of 7,955 ounces of gold. The loan is secured by the assets of the Nixon Fork mine. ING also receives a 1.50-percent net smelter royalty through the  life of the Nixon Fork mine.  The Company has accounted for  the gold loan as a hedge with the loan marked to market and  gains  or losses deferred and recognized as revenue  in
the  periods  repayments are scheduled to occur.   The  gold
loan deferred gain at December 31, 1996, and June 30, 1996, was $568,000 and $410,000, respectively.

The proceeds were used for retirement of term and bridge loans of $5.4 million with the balance of the funds being placed in a restricted cash account to be used for scheduled construction costs of the Nixon Fork mine and processing facilities, Nixon Fork working capital requirements, financing costs, and certain exploration and development costs subject to prior approval by ING. The restricted cash account balance was $805,000 and $853,000 as of December 31, 1996 and June 30, 1996, respectively.

As  part  of the financing, ING has also provided  a  42,269 ounce gold hedging facility with deliveries scheduled from September 1995 through June 1997 (see Note 5).

The Company guarantees the performance of the obligations of its wholly owned subsidiary, Nixon Fork Mining Inc., under the ING gold loan. The guarantee contains certain restrictive covenants which include financial covenants regarding the maintenance of a positive net worth, as defined, and minimum working capital, as defined. The Company failed to meet the working capital requirement at December 31, 1996. Subsequent, to year end, ING agreed to a retroactive modification of the covenant. As of December 31, 1996, the Company is in compliance with the modified covenant.

(b)  Banca Cremi, S.A.

In October 1996, two GRDM Subsidiaries, Magistral and El Baztan, refinanced loans under two separate agreements, consisting of principal and interest balances of $4,049,749 and $3,002,170, respectively. Under the new agreements, the refinanced amounts are payable monthly, beginning July 20, 1997 through July 20, 2001, bearing interest at LIBOR plus
7.8 percent.  The loan is guaranteed by GAN.

El Baztan has an outstanding loan with Banca Cremi, S.A., in the amount of $4,222,218 at December 31, 1996. The loan provides for monthly principal payments of $74,074 plus interest at LIBOR plus 7.8 percent through September 10,
2001.   The loan is guaranteed by GAN.

(c)  Banpais, S.A.

In October 1996, Pachuca refinanced a loan, including principal and accrued interest, in the amount of $8,533,000. Under the new agreement, the refinanced amount is payable in semi-annual installments of $533,000 beginning August 1998 through February 2006. The outstanding balance bears interest at LIBOR plus 10 percent, payable in semi-annual installments, beginning February 23, 1997, through August 23, 2006. The loan is guaranteed by GAN.

(d)  Banco Invex, S.A.

On December 31, 1996, Barita restructured an outstanding loan in the amount of $1,250,000 into a revolving line of credit with a 90-day term. The revolving credit agreement bears interest at LIBOR plus 7 percent and a commission fee of 1.5 percent payable quarterly. The revolving credit agreement is guaranteed by GAN.



5)   Hedging Activities and Forward Sales

     a)   U.S. Operations

     The Company uses fixed forward and spot deferred contracts to hedge against the effects of fluctuations in the market price of gold. The Company recorded a net gain on gold deliveries made under forward contracts of $127,000 and $311,000 during the six months ended December 31, 1996, and the year ended June 30, 1996, respectively, compared to a net loss from such activities of $105,000 during the year ended June 30, 1995 and a net gain of $3,307,000 from such activities during the year ended June 30, 1994.


     Gains and losses resulting from the sale or conversion of hedging instruments prior to maturity have been deferred and are recognized over the original delivery term of the contract. On April 5, 1995, the Company terminated outstanding hedge positions which resulted in a deferred loss of $1,511,000. During the years ended June 30, 1996 and 1995, $1,086,000 and $181,000, respectively, of the deferred loss was recognized. During the six months ended December 31, 1996, the remaining deferred loss of $242,000 was recognized.


     As part of the financing with ING, the Company entered into a spot deferred contract of 42,269 ounces of gold which calls for monthly deliveries of between 1,100 ounces and 4,000 ounces of gold from September 1995 through September 1997. The Company has the option, subject to certain conditions regarding estimated gold production and costs at the Nixon Fork mine, to deliver less than the scheduled monthly deliveries to a minimum of 1,100 ounces or to deliver more than the scheduled number of ounces up to a maximum of 4,000 ounces of gold. The price to be received is adjusted monthly based upon an agreed upon differential between the gold borrowing rate in effect for that month plus 1 percent and the commercial paper rate for the same period. Using the December 31, 1996, differential of 3.71 percent per annum, the expected delivery price to be received in January 1997 is $414 per ounce of gold with the future price to escalate monthly. Scheduled deliveries based upon the December 31, 1996, interest rate differential are as follows:

        Year Ending                  Ounces        Revenue

        December 31, 1997            13,871    $ 5,780,000

     On  March  31, 1997, the Company terminated its  outstanding hedge  with  ING,  which  resulted in  a  deferred  gain  of
     $735,000.   The  deferred gain will be recognized  over  the
     original delivery period of the contract during 1997.



     b)   Mexican Operations

     Pachuca entered into a Mineral Sale Agreement with Prime Metals, dated December 12, 1995, to sell monthly between four and six tonnes of fine grain silver, with a grade of
     99.98 percent at COMEX plus $0.10 per ounce, from January 2, 1996 through December 31, 1996. Pachuca subsequently renewed the agreement through December 31, 1997.
6)   Convertible Subordinated Debentures
       (a)  10% Canadian Convertible Subordinated Debentures
     The 10% Canadian convertible subordinated debentures (10 percent Canadian debentures) are convertible at the option of the holder into common shares at a conversion price of Cdn$9.90 per share and are due April 1999. The 10-percent
     Canadian debentures are redeemable, at the option of the Company, if the Company's common shares trade at not less than 125 percent of the conversion price for at least 20 consecutive trading days.
     Interest is payable semiannually on June 15 and December 15 at a rate of 10 percent per annum. The Company is accruing interest on the 10-percent Canadian Debentures at an effective interest rate of 7.86 percent for purposes of giving effect to an interest moratorium for two years, approved by the debenture holders, which began on December 15, 1989. As of December 31, 1996, and June 30, 1996, there were Cdn$3,041,000 ($2,219,000 and $2,230,000, respectively)
     of these debentures outstanding.

       (b)  3% Canadian Convertible Subordinated Debentures

     In   April   1994,   the   Company   issued   Cdn$19,017,000
     ($13,749,000) of 3-percent Canadian convertible subordinated
     debentures   (3-percent  Canadian  debentures)  which   were
     originally due March 1997.

     The 3-percent Canadian debentures are convertible into common shares at the option of the holders. Of the Cdn$19,017,000 of debentures, Cdn$1,117,000 (which were sold to related parties) were convertible at Cdn$1.80 per share and the balance were convertible at Cdn$1.75 per share. In December 1995, the holders approved an amendment to extend the maturity date of the debentures to March 21, 1999, change the conversion prices to Cdn$1.20 per share, and change the automatic conversion feature to provide that the principal will be converted into common shares if the market price of the common shares equals or exceeds 150 percent of the amended conversion price of Cdn$1.20 per common share for twenty consecutive trading days. During the six months ended December 31, 1996, and the year ended June 30, 1996, debenture holders converted Cdn$900,000 and Cdn$4,500,000, respectively, of debentures into common shares. As of December 31, 1996 and June 30, 1996, there were Cdn$13,617,000 ($9,936,000) and Cdn$14,517,000
     ($10,645,000),    respectively,    of    these    debentures
     outstanding.

     At the time of the issuance, the debenture holders selected whether future interest payments would be paid in cash or in common shares (at a price of Cdn$1.75 per share). As of December 31, 1996, holders of Cdn$4,161,000 of debentures have elected to have interest paid in cash and the remainder of the interest payments will be paid in common shares. Interest payable in common shares is calculated using a price of Cdn$1.20.

     The Company may redeem the 3-percent Canadian debentures at 115 percent of the face value, subject to the conversion rights of the debenture holders.

7)   Redeemable Preference Shares
     On July 6, 1995, the Company issued 2,100,000 cumulative preferential convertible 7-percent Preference Shares, Series 2 (Series 2 Preference Shares). The issue price was Cdn$1.00 and resulted in proceeds to the Company of $1.6
     million.   The  shares earned a cumulative  preferential  7
     percent   cash  dividend  payable  semi-annually   beginning
     December 31, 1995, were redeemable at the issue price on December 31, 1996, and were convertible at the option of the holders to 0.532 fully paid and non-assessable common shares for each Series 2 Preference Share, without further consideration from the holder. The obligation of the Company to pay the redemption price and any dividend was guaranteed by Gwalia. The Company paid Gwalia a guarantee fee of 1.5 percent of the proceeds from the issuance of the Series 2 Preference Shares.

     On December 31, 1996, the Company redeemed the preference shares for Cdn$2,100,000 ($1,532,000). Cash dividends paid during the six months ended December 31, 1996 and year ended June 30, 1996, totaled Cdn$73,500 ($54,000) and Cdn$147,000
     ($105,000), respectively.

8)   1995 Unit Offering

     In November and December 1995, the Company issued an aggregate of 7,920,000 units at Cdn$1.20 per unit for total proceeds of Cdn$9,504,000 ($6,982,000). Each unit was comprised of one share of the Company's common shares and one-half common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at Cdn$1.50 before February 28, 1997. No common share purchase warrants were exercised before the aforementioned expiration date. Of the 7,920,000 total units subscribed, related parties subscribed for 2,250,000 units on the same terms and conditions.



9)   Income Taxes

     The Company's operations are conducted primarily in the United States and in Mexico. No tax benefits have been recognized in the statements of operations for net operating loss carry-forwards due to the uncertainty of their realization.

     At December 31, 1996, the Company had net operating loss carry-forwards for U.S. income tax purposes aggregating approximately $48,800,000 which, if not utilized to reduce U.S. taxable income in future periods, expire through 2012. Of this amount, approximately $5,300,000 can only be utilized against certain subsidiaries' future taxable income. As a result of changes in control of the Company, the United States Internal Revenue Code limits the amount of carry-forwards which can be utilized to approximately $512,000 per year for those carry-forwards generated prior to March 31, 1991, (which total approximately $14,000,000) and $1,822,000 per year for those carry-forwards generated between March 31, 1991, and December 31, 1995 (which total approximately $34,800,000). Of these amounts, $6,750,000 of the pre-1991 losses and $2,000,000 of the 1991 through 1995 losses are now available to offset current taxable income. For financial statement purposes, the Company had net operating loss carry-forwards of approximately $61,500,000 as of December 31, 1996. Net operating losses for financial reporting purposes differ from net operating losses for income tax purposes primarily due to differences between methods of accounting for mine exploration and development costs.

     In addition, for Canadian income tax purposes as of December 31, 1996, the Company had net operating loss carry-forwards of approximately $3,200,000 which, if not utilized to reduce Canadian taxable income in future periods, will expire during calendar years 1997 through 2003. For financial statement purposes, the Company had Canadian net operating loss carry-forwards of approximately $3,100,000 as of December 31, 1996.
     The Company's subsidiaries operating in Mexico are subject to income and asset taxes. Income tax is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on values in constant pesos and permit the deduction of current costs. Taxable income is increased or reduced by the effects of inflation on the tax basis of certain monetary assets or liabilities through the inflationary component which is similar to the gain or loss from the change in monetary position calculated for accounting purposes.
     The statutory rate of income tax in Mexico is 34 percent. The asset tax is computed at an annual rate of 1.8 percent of the average of the majority of restated assets less certain liabilities. The tax is paid only to the extent that it exceeds the income tax of the year. Any required payment of asset tax is creditable against the excess of income taxes over asset taxes for the following ten years. Determination of income tax is based on each subsidiary's individual results and not on a consolidated basis.
     At  December  31, 1996, the GRDM Subsidiaries' combined  tax
     loss   carry-forwards  and  recoverable  asset  tax   carry
     forwards, both of which are indexed for inflation to the year they are used, are as follows (amounts in thousands):
                                             Recoverable
                                 Tax Loss      Asset Tax
        Expiration            Carry-forwards Carry-forwards

       1999                   $        38      $       6
       2000                         3,938            315
       2001                         6,950            588
       2002                         4,735            708
       2003                         7,719          1,403
       2004                        17,497            625
       2005                        12,938            441
       2006                         7,143            105
                                 $ 60,958        $ 4,191

10)  Pension Plan

     Under Mexican labor laws, the GRDM Subsidiaries provide seniority premiums for all employees terminated with more than 15 years of service. In addition, the GRDM Subsidiaries provide other severance benefits based on certain conditions, as well as defined pension benefits to all administrative personnel and production workers.
     The assumptions used in the actuarial studies for the December 31, 1996, determination of the pension liability are as follows:
               Discount Rate         3.67%
               Salary Increase Rate  0.92%
               Return on Assets      5.51%

     The GRDM Subsidiaries record the liability for retirement, pension plans, and seniority premiums based on actuarial calculations using the projected unit credit method in accordance with Canadian GAAP. The GRDM Subsidiaries provide for the pension liability, at present value, which corresponds to the projected benefit obligation at the estimated date of retirement of the employees. The liability as of December 31, 1996, is comprised of the following (amounts in thousands):

         Actuarial  present  value  of  accrued  pension  benefit
     obligation (PBO)               $ 180
             Unamortized       net       pension       obligation
     (25)
       Unamortized experience loss                         (15)
       Accrued pension liability                        $ 140

     Pension expense for the six months ended December 31, 1996, is as follows (amounts in thousands):

       Current service costs                            $  81
       Interest on accrued benefits                        16
             Additional       liability       on       settlement
     849
           Amortization     of     net     pension     obligation
     141
       Amortization of experience gain                    (388)
       Net periodic pension expense                      $ 699

     Severance payments to involuntarily terminated employees and workers are charged to expense when the liability is incurred. When an agreement exists with the union for a future reduction of personnel as a consequence of economic slowdowns or production cutbacks, a charge to expense is made at the time such an agreement is reached.

11)  Commitments and Contingencies

     a) Legal Contingencies

     The Company is from time to time involved in various legal proceedings of a character normally incidental to its business. The Company does not believe adverse decisions in any pending or threatened proceedings, or any amounts which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

     In 1977, Mocatta Metals filed a lawsuit alleging Compania Real del Monte y Pachuca, S.A. de C.V. defaulted under terms of a purchase and sale agreement. The total amount claimed is approximately $1,000,000. The Company believes it will prevail in any further future court proceedings, should they occur, based on government dispositions in 1987. However, an adverse judgment could include additional amounts for interest and damages. The Company has recorded a reserve of $1,000,000 as long-term liability for any further litigation.
     b) Lease Commitments
     The Company leases certain facilities and equipment under operating lease arrangements. Minimum rental expense under such arrangements amounted to approximately $322,000, $70,000, $104,000 and $254,000, for the six months ended
     December 31, 1996, and the years ended June 30, 1996, 1995 and 1994. Future minimum lease commitments under such arrangements are approximately $270,000 and $228,000 for years 1997 and 1998, respectively. The Company has no minimum lease commitments beyond 1998.
     c)  Environmental Contingencies
     The Company's mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment in the United States and Mexico. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, as may be required by governing agencies.
     Under the "Self-Review Program" and in accordance with agreements entered into between the GRDM Subsidiaries and PROFEPA signed in November 1994, the mining companies were required to perform a review of substance discharge generated and its environmental impact. In April 1996, the GRDM Subsidiaries performed a self-review program concerning water, air, and noise pollution and hazardous substance discharge, in accordance with Federal General Law of Ecological Balance and Environmental Protection (The Ecological Law). The Company submitted environmental action plans to PROFEPA and has accrued environmental contingencies in accordance with agreements between the GRDM Subsidiaries and PROFEPA.
     Mexican environmental regulations have become increasingly stringent over the last decade. This trend is likely to continue and may be influenced by the environmental agreement entered into between Mexico, the United States and Canada in connection with the North American Free Trade Agreement.
12)      Certain Related Party Transactions
     Under terms of the Share Purchase Agreement, as described in
     Note 2, GRDM and GAN were required to refinance certain indebtedness of the GRDM Subsidiaries at the time of closing. As at December 31, 1996, the outstanding balance due to the related parties is $7,522,774, bearing interest at 12 percent and due on January 31, 1998.
     Subsequent to year end, on March 24, 1997, the Company entered into loan agreements with two shareholders of the Company; Caithness Resources, Inc. and Grupo Acerero del Norte, S.A. de C.V. to loan the Company $585,000 and $3,000,000, respectively, bearing interest at 11 percent with principal due on March 24, 1998.
     Certain related parties performed legal and advisory services relating to corporate activities. No charges were incurred during the six months ended December 31, 1996. Charges for such activities were $70,000, $34,000, and $291,000 in the years ended June 30, 1996, 1995, and 1994, respectively, including reimbursable travel expenses. Such amounts are included in general and administrative expenses.
 13) Employee Benefit Plan and Incentive Share Option Plan for Directors and Employees
     The Company has a savings plan which covers all full-time employees with six or more months of service. Participants may contribute from 1 percent to 9 percent of pre-tax compensation and receive a 100 percent matching employer contribution up to a maximum of 6 percent of their compensation. Vesting in the employer's contribution begins after one year of service at the rate of 25 percent per year until full vesting occurs. The Company's savings plan contribution expense was approximately $54,000, $115,000, and $96,000 for the six months ended December 31, 1996, and the years ended June 30, 1996 and 1995 respectively.
     The Company has an incentive share option plan for certain directors, officers and employees, and has reserved 5,000,000 common shares for issuance thereunder. Terms of the plan generally provide for options to: (1) be granted at a price not less than the closing market price of the common shares on the day immediately proceeding the day on which the option is granted; (2) be immediately exercisable upon grant; and (3) be exercisable not longer than 10 years from the date of grant or up to a maximum of 12 months after a participant's employment is terminated.
     The following represents information relating to the incentive share option plan:
Shares
     Outstanding at June 30, 1993               840,000
     Granted at U.S.$0.62 per share             400,000
     Granted at Cdn$1.26 per share              100,000
     Granted at Cdn$1.81 per share              350,000
     Exercised                                (572,634)
       Outstanding at June 30, 1994          1,117,366
     Granted at Cdn$1.53 per share              110,000
     Granted at Cdn$1.54 per share               50,000
     Granted at Cdn$1.57 per share              100,000
     Exercised                                 (39,500)
     Canceled                                  (50,000)
     Outstanding at June 30, 1995            1,287,866
                                             Granted  at Cdn$1.31
                                             per            share
                                             100,000
     Granted at Cdn$1.35 per share               40,000
     Granted at Cdn$1.68 per share               35,000
     Granted at Cdn$1.75 per share              150,000
     Exercised                                (174,533)
       Canceled
       (50,000)
     Outstanding at June 30, 1996             1,388,333
     Granted at Cdn$1.31 per share              100,000
     Canceled                                 (100,000)
     Outstanding at December 31, 1996         1,388,333

     Exercise Price Per Share Expiration Date    Shares
     Cdn$1.68                 May 15, 2001       35,000
     Cdn$1.75                 June 10, 2001     150,000
     Cdn$0.83                 September 6, 2001  53,333
     U.S.$0.62                July 19, 2002     400,000
                                Cdn$1.25
                        August 1, 2003         100,000 Cdn$1.81
                        December 6, 2003       200,000 Cdn$1.53
                        August 26, 2004         60,000 Cdn$1.54
                        August 26, 2004         50,000 Cdn$1.57
                        November 1, 2004       100,000 Cdn$1.31
                        August 1, 2005         100,000 Cdn$1.31
                        November 13, 2006      100,000 Cdn$1.35
                        December 11, 2005       40,000
Outstanding              at       December        31,        1996
       1,388,333
14)  Segmented Information
     (a) Substantially all of the Company's operations are within the mining industry. Major products include gold, silver, copper and barite.
     (b) Prior to June 30, 1996, all of the Company's operations were in the United States. Geographic information for the six months ended December 31, 1996 is as follows (amounts in thousands):
                                       Six Months
                                 December 31,1996
     Revenues
       U.S. Operations                   $  7,002
         Mexican Operations                 4,454
     Depreciation, Depletion, and Amortization
      U.S. Operations                    $  2,496
      Mexican Operations                 $  1,237
      Corporate                                  $       23
     Loss from Operations
      U.S. Operations                   $ (6,500)
      Mexican Operations                $ (4,491)

     Identifiable Assets
      U.S. Operations                    $ 29,780
      Mexican Operations                 $ 83,636
      Corporate                                  $ 10,209

     Earnings (Loss) from operations includes revenues and expenses from mining operations, charges for depreciation, depletion and amortization, royalties, exploration expenses, administrative costs, financing charges and impairment of mining assets.

15 ) Generally Accepted Accounting Principles in Canada  and  the
     United States

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles
     (GAAP) in Canada, which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with GAAP in the United States.

       Reconciliation of Net Loss and Shareholders' Equity:

Net loss and total stockholders' equity, adjusted for the material differences between U.S. GAAP and Canadian GAAP, are as follows (amounts in thousands):

                                         December 31, 1996
Net loss under Canadian GAAP                 $ (10,991)
U.S. GAAP adjustments:
    Deferred  employee  profit  sharing                  476
Pension plan costs                                242
  Total adjustments                               718
Net loss under U.S. GAAP                     $ (10,273)

Total shareholders' equity under Canadian GAAP$   52,872 U.S.
GAAP adjustments:
    Deferred  employee  profit  sharing              (2,281)
Pension plan costs                                (8)
  Total adjustments                           (2,290)
Total shareholders' equity under U.S. GAAP$    50,582


Differences  between  Canadian  GAAP  and  U.S.   GAAP   are
explained below:

(a) Under Canadian GAAP, basic earnings per share data are computed using only the weighted average number of common shares actually outstanding for the period. Under U.S. GAAP, the earnings-per-share data are computed based on net earnings (loss) for the period, divided by the weighted average number of common and common equivalent shares outstanding during the period. Common share equivalent shares include, when applicable, employee stock options and warrants, and the 3-percent Canadian convertible subordinated debentures. The securities were not included in earnings-per-share calculation under U.S. GAAP as their effect was anti-dilutive. Accordingly, there was no difference between Canadian GAAP and U.S. GAAP for earnings-pershare data.

(b) Under Canadian GAAP, gains and losses arising on translation of long-term foreign currency denominated monetary liabilities are deferred and amortized over the remaining lives of such liabilities, whereas for U.S. GAAP, such gains and losses are included in earnings as they arise. This difference between Canadian GAAP and U.S. GAAP is not material in any of the years presented.

(c) For purposes of U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, effective July 1, 1993. Deferred income taxes under FASB 109 reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets are offset by a valuation allowance at December 31, 1996, and June 30, 1996.

(d) Under Canadian GAAP, dividends on redeemable preference shares are included in interest expense. Under U.S. GAAP, dividends are deducted from the net loss for the period in determining the net loss attributable to common shareholders. The difference between Canadian GAAP and U.S. GAAP is not material in any of the years presented.

(e) For pension plan benefits, under Canadian GAAP, the entire unrecognized net gain (loss) is amortized over the average future years of service of the entire employee group.  Under U.S. GAAP, only the portion of the unrecognized net gain (loss) that exceeds 10 percent of the projected benefit obligation is amortized.
     (f) Under Mexican tax and labor laws, companies are required to pay profit sharing to their employees, which is calculated at a rate of 10 percent on taxable income in Mexico, after certain adjustments, such as the elimination of price-level adjusted depreciation, inflationary components, and unrealized exchange losses, on a basis similar to income tax. To the extent items of income and expense are recognized in different periods for financial reporting purposes, a deferred profit sharing provision and the related liability have been calculated for U.S. GAAP purposes.
     (g) For purposes of U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" effective July
       1, 1996. The provisions of this standard did not have a material effect on the Company's results of operations reported under U.S. GAAP since the Company elected to
       retain    the   measurement   principles   of   Accounting
       Principles  Board  Opinion No. 25, "Accounting  for  Stock
       Issued  to  Employees" as provided for  in  the  standard.

                       CORPORATE INFORMATION


DIRECTORS

Alonso Ancira Elizondo
Mexico City, Mexico
Vice Chairman, Grupo Acerero del Norte, S.A. de C.V.

Manuel A. Ancira Elizondo
Mexico City, Mexico
Director of Operations, Grupo Acerero del Norte, S.A. de C.V.

Richard C. Atkinson
Vancouver, British Columbia
President, Les Enterprises de Richard Atkinson Ltee

Adolfo Autrey Maza
Mexico City, Mexico
President, Grupo Acerero del Norte, S.A. de C.V.

Xavier Desiderio Autrey Maza
Mexico City, Mexico
Chairman, Grupo Acerero del Norte, S.A. de C.V.

James D. Bishop
New York, New York
Chairman and Chief Executive Officer, Caithness Resources Inc.

William J. Braithwaite
Toronto, Ontario
Counsel, Stikeman, Elliott

Christopher J. Lalor Perth, Western Australia
Executive Director, Gwalia Consolidated Ltd.

Richard N. Lawler
Burlington, Ontario
President, Hoogovens Technical Services

Peter Marrone
Toronto, Ontario
Counsel, Cassels Brock & Blackwell

Wendell W. Robinson
Westlake, Ohio
Investment Advisor, Rockefeller & Company, Inc.


OFFICERS

Alex Bissett
President and Chief Executive Officer

Paul L. Blair
Vice President, U.S. Operations and Engineering

G. Chaun Cadwell
Senior Vice President and Chief Operating Officer

James R. Maronick
Vice President Finance, Secretary and Treasurer


MINING OPERATIONS

Mexican Operations

Barita de Sonora
Sonora, Mexico

El Baztan Mine
Michoacan, Mexico

Magistral del Oro
Durango, Mexico

Pachuca Mine
Hidalgo, Mexico

US Operations

Aurora Mine
Nevada, U.S.A.

Barite Hill Mine
South Carolina, U.S.A.

Nixon Fork Mine Alaska,
U.S.A.

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange, Canada - Symbol :  KNV

NASDAQ, United States - Symbol : KNVCF

Frankfurt, Berlin and Stuttgart Exchange, Germany - Symbol :  CNVSG




SHARE TRANSFER AGENT & REGISTRAR

Montreal Trust Company
510 Burrard Street
Vancouver, British Columbia  V6B 3B9
Canada
CAPITALIZATION

Common Shares Issued as of December 31, 1996:  129,837,400


AUDITORS

KPMG Peat Marwick Thorne
2300 Arco Tower
707 Seventeenth Street
Denver, Colorado  80202


ANNUAL MEETING OF SHAREHOLDERS

Tuesday, July 15, 1997
10:00 am EDT
At the offices of
     Cassels Brock & Blackwell
     Scotia Plaza
     Suite 2100
     40 King Street West
     Toronto, Ontario  M5H 3C2
     Canada


A copy of the December 1996 annual report or Form 20-F for Consolidated Nevada Goldfields Corporation as filed with the U.S.
Securities and Exchange Commission is available to shareholders without charge on written request.